     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE   , 2000

                                                      REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                        CONCURRENT COMPUTER CORPORATION
             (Exact Name of Registrant as Specified in its Charter)

            DELAWARE                           3571                          04-2735766
(State or Other Jurisdiction of    (Primary Standard Industrial   (I.R.S. Employer Identification
 Incorporation or Organization)        Classification Code)                   Number)

                            4375 RIVER GREEN PARKWAY
                             DULUTH, GEORGIA 30096
                                 (678) 258-4000
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)
                                STEVEN R. NORTON
                            EXECUTIVE VICE PRESIDENT
                          AND CHIEF FINANCIAL OFFICER
                            4375 RIVER GREEN PARKWAY
                             DULUTH, GEORGIA 30096
                                 (678) 258-4000
(Name, address, including zip code, and telephone number, including area code of agent for service)
                                   COPIES TO:
                              JOHN D. CAPERS, JR.
                                 ALAN J. PRINCE
                                KING & SPALDING
                           191 PEACHTREE STREET, N.E.
                          ATLANTA, GEORGIA 30303-1763
                                 (404) 572-4600
                            ------------------------
     APPROXIMATE COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date hereof.
                            ------------------------
     If any securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), check the following box. [X]
     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                        CALCULATION OF REGISTRATION FEE

---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
                                                             PROPOSED             PROPOSED
                                          AMOUNT              MAXIMUM              MAXIMUM             AMOUNT OF
 TITLE OF EACH CLASS OF SECURITIES         TO BE          OFFERING PRICE          AGGREGATE          REGISTRATION
         TO BE REGISTERED               REGISTERED         PER SHARE(1)       OFFERING PRICE(1)           FEE
---------------------------------------------------------------------------------------------------------------------
Common stock, par value $0.01 per
  share............................      1,028,460            $11.19             $11,508,468            $3,039
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(c) of the Securities Act of 1933, as amended, and based upon the average high and low prices on June 6, 2000, as reported on the Nasdaq National Market.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

      THE INFORMATION CONTAINED IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PROSPECTUS (Subject to Completion)

Dated June 9, 2000

                                1,028,460 Shares

                                     [LOGO]

                        Concurrent Computer Corporation
                                  COMMON STOCK

                            ------------------------

THE SELLING STOCKHOLDERS ARE OFFERING 1,028,460 SHARES.

                            ------------------------

OUR COMMON STOCK IS LISTED ON THE NASDAQ NATIONAL MARKET UNDER THE SYMBOL "CCUR." ON JUNE 8, 2000 THE LAST REPORTED SALE PRICE OF THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET WAS $11.63 PER SHARE.

                            ------------------------

INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 7.

                            ------------------------

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                            ------------------------

            , 2000

                               TABLE OF CONTENTS

                                       PAGE
                                       ----
Prospectus Summary...................     3
Special Note Regarding
  Forward-Looking Information........     7
Risk Factors.........................     7
Use of Proceeds......................    19
Price Range of Common Stock..........    19
Dividend Policy......................    19
Capitalization.......................    20
Pro Forma Consolidated Statements of
  Operations.........................    21
Selected Historical Consolidated
  Financial Data.....................    23
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations......................    25

                                       PAGE
                                       ----
Business.............................    33
Management...........................    45
Certain Transactions.................    55
Principal Stockholders...............    56
Selling Stockholders.................    57
Description of Capital Stock.........    58
Shares Eligible for Future Sale......    63
Plan of Distribution.................    63
Legal Matters........................    65
Experts..............................    65
Where You Can Find More Information..    65
Index to Consolidated Financial
  Statements.........................   F-1

                            ------------------------

     You should rely on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The selling stockholders are offering to sell shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

                               PROSPECTUS SUMMARY

     This summary highlights the most important features of this offering and the information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, especially the risks of investing in our common stock discussed under "Risk Factors."

                        CONCURRENT COMPUTER CORPORATION

     We are a leading provider of computer systems for both the emerging video-on-demand, or VOD, market through our Xstreme division and for real-time applications through our Real-Time division. We provide VOD systems primarily to residential cable television operators that have upgraded their networks to support interactive, digital services. We also provide high-performance, real-time computer systems used for simulations, data acquisition and industrial process applications. We market our real-time computer systems to government agencies, government suppliers and commercial markets where the immediate capture and delivery of information is critical. Although almost all of our historical revenues were derived from our Real-Time division, we expect that substantially all of our future revenue growth will come from our Xstreme division, which began commercial sales in 1999.

     Our VOD systems consist of digital video servers and related software that enable digitally-upgraded cable operators to deliver VOD to their subscribers with digital set-top boxes. We have been selected to supply our VOD system for five of the domestic commercial launches and trials of VOD systems publicly announced by multiple system operators, or MSOs, including the largest and only system-wide commercial deployment at Time Warner Cable's Oceanic regional division in Oahu, Hawaii. Time Warner Cable has also selected our VOD systems for commercial deployments, scheduled to be completed by mid-2000, on two of its systems in the Tampa Bay, Florida market. In addition, our VOD system was chosen by Cox Communications, Inc. for a planned fall 2000 commercial launch of VOD services in Cox's San Diego, California market, and Comcast Cable Communications, Inc. selected our VOD system for a technical trial which began in the spring of 2000.

     Initially, we focused our VOD business on the development of VOD systems designed to be compatible with Scientific-Atlanta, Inc. digital cable equipment. In October 1999, we acquired Vivid Technology, Inc. and obtained server technology which we expect will ultimately be compatible with General Instrument digital cable equipment. As a result, we believe we are the only VOD system provider who will be able to offer technology compatible with both Scientific-Atlanta and General Instrument digital cable equipment, the two largest providers of digital headend equipment and digital set-top boxes used in the United States.

     Our business objective is to become the leading provider of high-quality VOD systems to domestic cable and international cable and digital subscriber line, or DSL, providers. We intend to achieve this goal by establishing strong provider relationships with MSOs and international cable and DSL providers during the early stages of VOD deployment, focusing our research and development efforts on enhancing the quality of our current VOD system offering and providing additional services and identifying new applications and markets for our VOD systems. Although delivery of VOD over DSL currently is not practical in the United States, we also will look for opportunities in the domestic DSL market as DSL technology advances. We also intend to focus our real-time product sales efforts on our highest margin real-time systems and services businesses.

                            ------------------------

     Our principal executive offices are located at 4375 River Green Parkway, Duluth, Georgia 30096. Our telephone number is (678) 258-4000.

                                  THE OFFERING

Common stock offered by the selling
stockholders............................     1,028,460 shares

Common stock to be outstanding after
this offering...........................     53,862,722 shares

Use of proceeds.........................     We will not receive any proceeds
                                             from the sale of the shares being
                                             offered by the selling
                                             stockholders.

Nasdaq National Market symbol...........     CCUR

     The number of shares of our common stock that will be outstanding after this offering does not include 5,762,288 shares of common stock issuable upon the exercise of outstanding options, having a weighted average exercise price of $4.17 per share, under our stock option plans as of March 31, 2000 and 2,000,000 shares of common stock issuable upon exercise of outstanding warrants, having a weighted average exercise price of $5.00 per share, and 589,745 additional shares reserved for issuance under our stock option plans as of March 31, 2000.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

     The following table sets forth summary historical and pro forma consolidated financial data. The data for the years ended June 30, 1997, 1998 and 1999 is derived from our audited financial statements included elsewhere in this prospectus. The data for the nine-months ended March 31, 1999 and 2000 and as of March 31, 2000 is unaudited, but in the opinion of management contains all adjustments, consisting only of normal recurring accruals, which are necessary for a fair statement of the results of such periods. Results for the nine months ended March 31, 2000 are not necessarily indicative of results that may be expected for the entire year. The pro forma information gives effect to our acquisition of Vivid Technology as of July 1, 1998. The unaudited pro forma financial data does not necessarily represent what our results of operations would actually have been if the acquisition in fact had occurred on that date or our results of operations for any future period.

     The financial data set forth below should be read in conjunction with, and is qualified by reference to "Pro Forma Consolidated Statements of Operations," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and notes thereto included elsewhere in this prospectus.

                                                        ACTUAL                                        PRO FORMA
                                 ----------------------------------------------------   -------------------------------------
                                                                      NINE MONTHS
                                   FISCAL YEAR ENDED JUNE 30,       ENDED MARCH 31,           FISCAL            NINE MONTHS
                                 ------------------------------    ------------------   YEAR ENDED JUNE 30,   ENDED MARCH 31,
                                   1997       1998       1999       1999       2000            1999                2000
                                 --------    -------    -------    -------   --------   -------------------   ---------------
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
Total net sales................  $108,367    $82,215    $69,963    $53,731   $ 49,626         $70,603            $ 49,980
Gross margin...................    51,211(1)  40,390     35,337     27,840     23,183          35,668              23,381
Total operating expenses.......    41,972(2)  37,079(3)  36,626(4)  26,527     44,893(8)       38,817(4)           31,784
Operating income (loss)........     9,239      3,311     (1,289)     1,313    (21,710)         (3,149)             (8,403)
Net income (loss)..............     4,061(5)   3,414(6)  (1,665)(7)    783    (21,387)         (3,512)(7)          (8,080)
Earnings (loss) per share:
  Basic........................  $   0.08    $  0.07    $ (0.03)   $  0.02   $  (0.42)        $ (0.07)           $   (.15)
  Diluted......................  $   0.08    $  0.07    $ (0.03)   $  0.02   $  (0.42)        $ (0.07)           $   (.15)
Weighted average shares
  outstanding used in computing
  net income (loss) per
  share:.......................
    Basic......................    44,603     47,002     47,967     47,855     51,335          50,201              52,309
    Diluted....................    45,112     47,627     47,967     49,186     51,335          50,201              52,309

                                                               AS OF MARCH 31, 2000
                                                              -----------------------
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents...................................          $ 6,093
Working capital.............................................           14,457
Total assets................................................           47,108
Total liabilities...........................................           16,185
Stockholders' equity........................................           30,923

------------

(1) This data includes a $1.1 million charge for expenses resulting from the transition of our manufacturing operations from Oceanport, New Jersey to Fort Lauderdale, Florida.
(2) This data includes a restructuring and transition charge of $2.3 million and a curtailment gain on postretirement benefit obligations of $2.5 million.
(3) This data includes a non-cash charge of $1.6 million related to the issuance of warrants to Scientific-Atlanta.
(4) This data includes a $0.4 million charge for the write-down of a facility held for sale to fair market value.
(5) This data includes a $1.6 million charge for the realized and unrealized loss on the investment in CyberGuard stock received in connection with the acquisition of the Real-Time division of Harris Computer Systems Corporation.

(6) This data includes income of $1.2 million for reimbursement by Nippon Steel Corporation for losses realized by our Japanese subsidiary in excess of Nippon Steel Corporation's minority interest in the subsidiary and a $0.4 million realized gain on the sale of our investment in CyberGuard stock.
(7) This data includes a $0.4 million write-off of foreign currency translation due to dissolution of Concurrent Computer Corporation France, one of our French subsidiaries, and $0.3 million of foreign currency transaction gains.
(8) This data includes a $14.0 million non-cash charge related to the write-off of research and development acquired in connection with our acquisition of Vivid Technology.

               SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

     This prospectus includes forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by our use of the words "believes," "anticipates," "plans," "expects," "may," "will," "would," "intends," "estimates," and similar expressions, whether in the negative or affirmative. We cannot guarantee that we actually will achieve these plans, intentions or expectations. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important factors in the cautionary statements in this prospectus, particularly under the heading "Risk Factors," that we believe could cause our actual results to differ materially from the forward-looking statements that we make. We do not assume any obligation to update any forward-looking statement.

                                  RISK FACTORS

     This offering and an investment in our common stock involve a high degree of risk. You should carefully consider the risks described below, together with all of the other information included in this prospectus, before investing in our common stock. If any of the following risks actually occurs, our business, financial condition and results of operations could be materially and adversely affected. In that case, the trading price of our common stock could decline, and you could lose part or all of your investment.

     RISKS RELATED TO OUR BUSINESS

IT IS DIFFICULT TO EVALUATE OUR BUSINESS AND PROSPECTS BECAUSE OF DECLINES IN OUR REAL-TIME BUSINESS AND OUR LIMITED VOD OPERATING HISTORY.

     For much of our history, we have focused solely on providing real-time computer systems and related services. Over the last five full fiscal years, we have experienced a decline in real-time net sales from $140.1 million for the fiscal year ended June 30, 1995 to $68.8 million for the fiscal year ended June 30, 1999. For the nine months ended March 31, 2000, our real-time net sales were $42.7 million compared to $53.1 million for the nine months ended March 31, 1999. We expect that net sales from our real-time business will continue to decline in the foreseeable future. Further, our gross margin for the nine months ended March 31, 2000 was 46.7%, compared to our gross margin of 51.8% during the same period in 1999.

     This decline in our real-time business together with our limited VOD operating history make it difficult to evaluate our current business and prospects or to accurately predict our future revenue or results of operations. We have a limited operating history in the VOD market. We began residential cable television commercial trials of our VOD server and related software, our VOD system, in the summer of 1999 and have a limited number of VOD systems currently in use on a commercial basis. The revenue and income potential of our business is unproven, and we will encounter risks and difficulties in our VOD business frequently encountered by companies in new and rapidly evolving markets. We may not successfully address any of these risks. If we do not successfully address these risks, our business, financial condition and results of operations would be adversely affected.

     Our future growth will depend largely on the commercial success of our VOD business, and we cannot assure you that VOD will become commercially successful. We have only recently begun to commercially introduce our VOD systems, and our future revenue growth is uncertain and will depend upon the development of customer demand for these systems. If our target customers do not adopt, purchase and successfully deploy our VOD systems, our revenue will not grow and our business, results of operations and financial condition will be adversely affected.

WE HAVE INCURRED LOSSES AND MAY INCUR LOSSES IN THE FUTURE.

     We incurred net losses of $1.7 million in the fiscal year ended June 30, 1999 and $21.4 million in the nine months ended March 31, 2000. On a pro forma basis after giving effect to the acquisition of Vivid Technology, excluding a $14.0 million non-cash charge relating to the write off of research and development acquired in the

Vivid Technology acquisition, we incurred net losses of $3.5 million and $8.1 million in the fiscal year ended June 30, 1999 and nine month period ended March 31, 2000, respectively. Our actual net loss of $21.4 million for the nine months ended March 31, 2000 includes the $14.0 million non-cash charge related to the Vivid Technology acquisition. As of March 31, 2000 we had an accumulated deficit of approximately $94.2 million, after eliminating accumulated deficit of approximately $81.8 million at December 31, 1991, the date of our quasi-reorganization. We may incur additional net losses in the future.

THE VOD MARKET IS NEW AND MAY NOT GAIN BROAD MARKET ACCEPTANCE AND OUR POTENTIAL CUSTOMERS MAY NOT PURCHASE OUR VOD SYSTEMS.

     We are focusing much of our initial VOD sales efforts on domestic cable television providers that have upgraded some or all of their cable systems to support digital, two-way service. Therefore, in order for our VOD business to succeed, cable system operators, particularly large MSOs, must successfully market VOD to their subscribers. Although we have sold our VOD system to three multiple system operators to date, only one system operator has actually commercially introduced VOD that incorporates our technology. In addition, none of our cable system customers are contractually obligated to introduce, market or promote VOD, nor are any of our customers bound to achieve any specific VOD introduction schedule. Accordingly, even if a system operator initiates a customer trial using our VOD system, that operator is under no obligation to continue its relationship with us or to launch a full-scale commercial introduction of VOD using our technology. Further, we do not have exclusive arrangements with system operators. Therefore, system operators may enter into arrangements with one or more of our current or future competitors.

     The growth and future success of our VOD business depends largely upon our ability to penetrate new markets and sell our VOD systems to digitally-upgraded domestic and international cable system operators, international DSL operators, educational institutions and others. If these potential customers determine that VOD is not viable as a business proposition or if they decide to purchase VOD systems from our competitors, our business, financial condition and results of operations will be significantly adversely affected.

WE EXPECT TO RELY ON A LIMITED NUMBER OF CABLE SYSTEM OPERATORS FOR A SIGNIFICANT PORTION OF OUR VOD REVENUE. IF WE ARE UNSUCCESSFUL IN ESTABLISHING RELATIONSHIPS WITH THESE CUSTOMERS OR LOSE ANY OF THESE CUSTOMERS, OUR BUSINESS WILL BE ADVERSELY AFFECTED.

     A significant portion of our VOD revenue has come from, and is expected to continue to come from, sales to the large MSOs. For the nine months ended March 31, 2000, Time Warner Cable accounted for 41% of such revenue. Many MSOs are currently evaluating providers of VOD systems and making purchase decisions. We believe that the relationships forged between VOD system suppliers and MSOs over the next 12 to 18 months will be critical in determining the relative market shares of VOD system providers. If we are unsuccessful in establishing and maintaining these key relationships with MSOs, our VOD business will be adversely affected. Further, if we experience problems in any of our VOD system trials or initial commercial launches, our ability to attract new MSO customers and sell additional products to existing customers will be materially adversely affected.

OUR OPERATING RESULTS ARE UNPREDICTABLE.

     Our operating results are likely to fluctuate significantly in the future. Because our operating results are expected to be volatile and difficult to predict, in some future quarters our operating results may fall below the expectations of securities analysts and investors. If this occurs, the trading price of our common stock may fall significantly. Our quarterly operating results may vary depending on a number of factors, including:

     - demand for our VOD and real-time systems and services;

     - the timing and number of sales of our products;

     - actions taken by our competitors, including new product introductions and enhancements;

     - changes in our price or the prices of our competitors;

     - our ability to develop and introduce new products and to deliver new services and enhancements that meet customer requirements in a timely manner;

     - the length of the sale cycle for our products;

     - our ability to control costs;

     - technological changes in our markets;

     - deferrals of customer orders in anticipation of product enhancements or new products;

     - customer budget cycles and changes in these budget cycles; and

     - general economic factors.

THE MARKETS IN WHICH WE OPERATE ARE HIGHLY COMPETITIVE, AND WE MAY BE UNABLE TO COMPETE SUCCESSFULLY AGAINST OUR CURRENT AND FUTURE COMPETITORS.

     The market for VOD systems is relatively new, highly competitive and rapidly evolving. Given that there have been limited commercial deployments of VOD systems to date, the respective market shares of companies competing in the VOD market are uncertain. We believe that the primary factors influencing competition in the VOD market include the flexibility and scalability of the VOD system, product quality and reliability and established relationships with providers of interactive television services, including MSOs. In the VOD market, our competitors currently include the following:

     - in the domestic cable and international cable and DSL market -- principally, SeaChange International Inc., nCUBE and Diva Communications; and

     - in the education market -- principally, Silicon Graphics, Inc., Cisco Systems, Inc. and International Business Machines Corp., as well as local systems integrators.

     We also compete with a number of companies in our real-time business. These competitors can be categorized as follows:

     - major computer companies that participate in the real-time business by layering specialized hardware and software on top of, or as an extension of, their general purpose product platforms, including principally Compaq Computer Corporation and Hewlett-Packard Corporation;

     - other computer companies that provide solutions for applications that address specific characteristics of real-time, such as fault tolerance or high performance graphics, including Silicon Graphics, Inc. and Compaq Computer Corporation;

     - general purpose computing companies that provide a platform on which third-party vendors add real-time capabilities, including International Business Machines Corp. and Sun Microsystems, Inc.; and

     - single board computer companies that provide board-level processors that are typically integrated into a customer's computer system, including Force Computers, Inc. and Motorola, Inc.

     Due to the rapidly evolving markets in which we compete, additional competitors with significant market presence and financial resources, including computer hardware and software companies, content providers and television equipment manufacturers, including digital set-top box manufacturers, may enter those markets, thereby further intensifying competition. Our future competitors also may include one or more of the parties with which we currently have a strategic relationship. Although we have proprietary rights with respect to much of the technology incorporated in our VOD and real time systems, our strategic partners have not agreed to refrain from competing against us. Increased competition could result in price reductions which would adversely affect our business, financial condition and results of operations. Many of our current and potential future competitors have longer operating histories, significantly greater financial, technical, marketing and other resources than us, and greater brand name recognition. In addition, many of our competitors have well-established relationships with our current and potential customers and have extensive knowledge of our industries.

IF WE DO NOT MANAGE OUR ANTICIPATED GROWTH, WE MAY NOT BE ABLE TO OPERATE OUR BUSINESS EFFECTIVELY. OUR FAILURE TO MANAGE GROWTH COULD DISRUPT OUR OPERATIONS.

     We anticipate a significant expansion of our VOD operations and that substantially all of our future revenue growth will come from our VOD operations. Our anticipated growth could place a strain on our management systems and other resources. Our ability to successfully implement our business plan in a rapidly evolving market will require an effective planning and management process. We cannot assure you that we will be able to successfully manage our expansion. If we fail to manage our anticipated growth, our operations may be disrupted and our business may be adversely affected. We must continue to improve and effectively utilize our existing operational, management, marketing and financial systems and successfully recruit, hire, train and manage personnel, which we may be unable to do. Further, we must maintain close coordination among our technical, finance, marketing, sales and production staffs.

IF WE FAIL TO DEVELOP AND MARKET NEW PRODUCTS AND PRODUCT ENHANCEMENTS IN A TIMELY MANNER, OUR BUSINESS COULD BE ADVERSELY AFFECTED.

     Our future success will require that we develop and market additional products that achieve market acceptance and enhance our current products. Our inability to develop on a timely basis new products or enhancements to existing products, or the failure of such new products or enhancements to achieve market acceptance could have a material adverse affect on our business, financial condition and results of operations. We currently are developing our next-generation VOD server, a more powerful, but less expensive real-time computer system and other products. Although we currently expect to begin shipping our next-generation server by the end of calendar 2000, we may experience difficulties that result in delays or prevent the successful development, introduction and marketing of our new server and other new products and enhancements. Although delivery of VOD over DSL currently is not practical in the United States, we will look for opportunities in the domestic DSL market as DSL technology continues to advance. There can be no assurance that we will be successful in pursuing any domestic DSL opportunities.

SYSTEM ERRORS, FAILURES OR INTERRUPTIONS MAY HAVE A NEGATIVE IMPACT ON OUR BUSINESS AND DAMAGE OUR REPUTATION AND CUSTOMER RELATIONSHIPS.

     System errors or failures may adversely affect our business, financial condition and results of operations. Despite our testing and testing by current and potential customers, all errors or failures may not be found in our products or, if discovered, successfully corrected in a timely manner. These errors or failures could cause delays in product introductions and shipments or require design modifications that could adversely affect our competitive position. Our business also will be adversely affected if our customers view our products as unreliable, whether based on actual or perceived errors or failures in our products. Any frequent or persistent system failures could irreparably damage our reputation.

     Further, a defect, error or performance problem with our VOD systems could cause our customers' cable television systems to fail for a period of time. Any such failure would cause customer service and public relations problems for our customers. As a result, any failure of our customers' systems caused by our technology could result in delayed or lost revenue due to adverse customer reaction, negative publicity regarding us and our products and services and claims for substantial damages against us, regardless of our responsibility for such failure. Any claim could be expensive and require us to spend a significant amount of resources, regardless of whether we prevail.

DEMAND FOR OUR VOD PRODUCTS AND SERVICES WILL DECLINE SIGNIFICANTLY IF OUR VOD SYSTEMS CANNOT SUPPORT A SUBSTANTIAL NUMBER OF VIEWERS.

     Our General Instrument compatible VOD system has not been deployed on a commercial basis. As a result, the ability of our General Instrument compatible VOD system to support a substantial number of viewers is unproven. In addition, although we have successfully completed our initial commercial launch of our Scientific-Atlanta compatible VOD system, we cannot provide assurances that the system will support an increased number of viewers. If either our General Instrument compatible VOD system or our Scientific-

Atlanta compatible system does not efficiently scale to support a substantial number of viewers while maintaining a high level of performance or we are unable to effectively combine the two systems into one standard platform, demand for those products and related services and our ability to sell additional products to our existing customers will be significantly reduced.

A SIGNIFICANT PORTION OF OUR REAL-TIME REVENUE HAS BEEN CONCENTRATED IN A SMALL NUMBER OF CUSTOMERS, INCLUDING THE U.S. GOVERNMENT. IF WE LOSE ANY OF THESE CUSTOMERS, OUR BUSINESS MAY BE ADVERSELY AFFECTED.

     We currently derive, and expect to continue to derive, a significant portion of our real-time revenue from a limited number of customers. As a result, the loss of, or reduced demand for products or related services from any of our major customers could adversely affect our business, financial condition and results of operations. In the fiscal year ended June 30, 1999, six customers accounted for more than 31% of our total real-time revenue and, in the nine months ended March 31, 2000, seven customers accounted for approximately 35% of our total real-time revenue.

     We derive a significant portion of our revenues from the supply of systems under government contracts. For the fiscal year ended June 30, 1999 and the nine months ended March 31, 2000, we recorded $23.1 million and $12.7 million, respectively, in sales to agencies of the U.S. Government. These amounts represent approximately 33% and 26%, respectively, of our total sales for the respective periods. Government business is subject to many risks, such as delays in funding, reduction or modification of contracts or subcontracts, failure to exercise options, changes in governmental policies and the imposition of budgetary constraints. A loss of government contract revenues could have a material adverse effect on our business, results of operations and financial condition.

     We do not have written continuing purchase agreements with any of our customers and do not have written agreements that require customers to purchase fixed minimum quantities of our products. Our sales to specific customers tend to, and are expected to continue to, vary from year-to-year, depending on such customers' budgets for capital expenditures and new product introductions.

IF WE ARE UNABLE TO PROTECT OUR INTELLECTUAL PROPERTY RIGHTS, OUR COMPETITIVE POSITION COULD BE HARMED OR WE COULD BE REQUIRED TO INCUR EXPENSES TO ENFORCE OUR RIGHTS. OUR BUSINESS COULD BE ADVERSELY AFFECTED IF WE ARE FOUND TO INFRINGE ON THE INTELLECTUAL PROPERTY RIGHTS OF OTHERS.

     We rely on a combination of contracts and copyright, trademark, and trade secret laws to establish and protect our proprietary rights in our technology. We do not own any patents.

     We typically enter into confidentiality or license agreements with our employees, consultants, customers and vendors, in an effort to control access to and distribution of our proprietary information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use our proprietary technology without authorization. Policing unauthorized use of our products is difficult. The steps we take may not prevent misappropriation of our intellectual property, and the agreements we enter into may not be enforceable. In addition, effective copyright and trade secret protection may be unavailable or limited in some foreign countries. Other companies, including our competitors, may currently own or obtain patents or other proprietary rights that might prevent, limit or interfere with our ability to make, use or sell our products. As a result, we may be found to infringe on the intellectual property rights of others. In the event of a successful claim of infringement against us and our failure or inability to license the infringed technology, our business and operating results could be adversely affected.

     Any litigation or claims, whether or not valid, could result in substantial costs and diversion of our resources. Intellectual property litigation or claims could force us to do one or more of the following:

     - cease selling, incorporating or using products or services that incorporate the challenged intellectual property;

     - obtain a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms, if at all; and

     - redesign products or services that incorporate the disputed technology.

If we are forced to take any of the foregoing actions, we could face substantial costs and our business could be seriously harmed. Although we carry general liability insurance, our insurance may not cover potential claims of this type or be adequate to indemnify us for all liability that may be imposed.

     We may initiate claims or litigation against third parties in the future for infringement of our proprietary rights or to determine the scope and validity of our proprietary rights or the proprietary rights of competitors. These claims could result in costly litigation and the diversion of our technical and management personnel. As a result, our operating results could suffer and our financial condition could be harmed.

IN SOME CASES, WE RELY ON A LIMITED NUMBER OF SUPPLIERS.

     We sometimes purchase product components from a single supplier in order to obtain the required technology and the most favorable price and delivery terms. Reliance on single suppliers involves several risks, including:

     - the possibility of defective parts;

     - a shortage of components;

     - increase in component costs; and

     - reduced control over delivery schedules.

Any of these events could adversely affect our business, results of operations and financial condition. We estimate that a lead time of 16-24 weeks may be necessary to switch to an alternative supplier of certain custom application specific integrated circuits and printed circuit assemblies. A change in the supplier of these components without the appropriate lead time could result in a material delay in shipments by us of certain products. Where alternative sources are available, qualification of the alternative suppliers and establishment of reliable supplies of components from such sources may also result in delays. Shipping delays may also result in a delay in revenue recognition, possibly outside the fiscal period originally planned, and, as a result, may adversely affect our financial results for that particular period.

OUR BUSINESS MAY BE ADVERSELY AFFECTED IF WE FAIL TO RETAIN OUR CURRENT KEY PERSONNEL OR FAIL TO ATTRACT ADDITIONAL QUALIFIED PERSONNEL.

     Our future performance depends on the continued service of our senior management, including our President and Chief Executive Officer, Steve G. Nussrallah, and our engineering, sales and marketing and manufacturing personnel, many of whom would be difficult to replace. Competition for qualified personnel is intense, and we may fail to retain our key employees or to attract or retain other highly qualified personnel. We do not carry key person life insurance on any of our employees. The loss of the services of one or more of our key personnel could seriously impact our business. Our future success also depends on our continuing ability to attract, hire, train and retain highly skilled managerial, technical, sales, marketing and customer support personnel. We currently are looking to fill the position of President of our Xstreme division as well as several engineering, sales and marketing and operations positions. In addition, new employees frequently require extensive training before they achieve desired levels of productivity.

WE MAY BE UNSUCCESSFUL IN MAINTAINING OR ESTABLISHING THE STRATEGIC RELATIONSHIPS THAT WILL BE AN IMPORTANT PART OF OUR FUTURE SUCCESS.

     The success of our business is and will continue to be dependent in part on our ability to maintain existing and enter into new strategic relationships. We currently have important strategic relationships with Scientific-Atlanta, General Instrument, a division of Motorola, Prasara Technologies, Inc. and Intertainer, Inc., among others. There can be no assurance that:

     - such existing or contemplated relationships will be commercially successful;

     - we will be able to find additional strategic partners; or

     - we will be able to negotiate terms acceptable to us with potential strategic partners.

     We cannot provide assurance that existing or future strategic partners will not pursue alternative technologies or develop alternative products in addition to or in lieu of ours, either on their own or in collaboration with others, including our competitors. These alternative technologies or products may be in direct competition with our technologies or products and may significantly erode the benefits of our strategic relationships and adversely affect our business, financial condition and results of operations.

OUR BUSINESS IS SUSCEPTIBLE TO NUMEROUS RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS.

     International sales accounted for approximately 45%, 40%, 40% and 37% of our revenue in fiscal year 1997, 1998 and 1999 and the nine months ended March 31, 2000, respectively. Substantially all of our historical international sales have come from our real-time business. We expect that international sales will continue to represent a significant portion of our business in the future. As a result of our current and anticipated international operations, we are subject to a number of risks associated with international business activities that could increase our costs, lengthen our sales cycle and require significant management attention. These risks include:

     - compliance with, and unexpected changes in, regulatory requirements resulting in unanticipated costs and delays;

     - lack of availability of trained personnel in international locations;

     - tariffs, export controls and other trade barriers;

     - longer accounts receivable payment cycles than in the United States;

     - potential difficulty of enforcing agreements and collecting receivables in some foreign legal systems;

     - potential difficulty in enforcing intellectual property rights in certain foreign countries;

     - potentially adverse tax consequences, including restrictions on the repatriation of earnings;

     - the burdens of complying with a wide variety of foreign laws;

     - general economic conditions in international markets; and

     - currency exchange rate fluctuations.

WE MAY ENGAGE IN FUTURE ACQUISITIONS THAT DILUTE THE OWNERSHIP INTEREST OF OUR STOCKHOLDERS OR CAUSE US TO INCUR DEBT OR ASSUME CONTINGENT LIABILITIES.

     As part of our business strategy, we review acquisition prospects that would compliment our current product offerings, enhance our technical capabilities or otherwise offer growth opportunities. While we have no current agreements or negotiations under way with respect to any acquisition, we periodically review investments in new businesses, and we may acquire businesses, products or technologies in the future. In the event of any future acquisitions, we could:

     - issue equity securities which would dilute current stockholders' percentage ownership;

     - incur substantial debt; or

     - assume contingent liabilities.

     These actions could materially adversely affect our operating results and the price of our common stock. Acquisitions may require us to incur significant amortization and depreciation charges and acquisition related costs impacting our financial results. Acquisitions also entail numerous risks, including:

     - difficulties in the assimilation of acquired operations, technologies or services;

     - unanticipated costs associated with the acquisition;

     - diversion of management's attention from other business concerns;

     - adverse effects on existing business relationships;

     - risks associated with entering markets in which we have no or limited prior experience; and

     - potential loss of key employees of acquired companies.

     We cannot assure you that we will be able to successfully integrate any business, products, technologies or personnel that we might acquire in the future. Our failure to do so could materially adversely affect our business, operating results and financial condition.

WE MAY EXPERIENCE DECREASING PRICES FOR OUR PRODUCTS AND SERVICES, WHICH MAY IMPAIR OUR ABILITY TO ACHIEVE PROFITABILITY.

     We may experience decreasing prices for our products and services due to competition, the purchasing leverage of our customers and other factors. If we are required to decrease prices, our results of operations will be adversely affected. We expect some price pressures in our VOD business as competing technology continues to improve. We may reduce prices in the future to respond to competition and to generate increased sales volume.

IMPLEMENTATION OF OUR PRODUCTS IS COMPLEX, TIME CONSUMING AND EXPENSIVE. AS A RESULT, WE FREQUENTLY EXPERIENCE LONG SALES AND IMPLEMENTATION CYCLES.

     Real-time and VOD products are relatively complex, and their purchase generally involves a significant commitment of capital, with the delays frequently associated with large capital expenditures and implementation procedures within an organization. Moreover, the purchase of such products typically requires coordination and agreement among a potential customer's corporate headquarters and its regional and local operations. As a result, the sales cycles associated with the purchase of many of our products are typically lengthy and subject to a number of significant risks, including customers' budgetary constraints and internal acceptance reviews, over which we have little or no control. Consequently, we believe that our quarterly revenues, expenses and operating results may vary significantly in the future, that period-to-period comparisons of our results of operations may not necessarily be meaningful and that, in any event, these comparisons should not be relied upon as indications of future performance.

     RISKS RELATED TO OUR INDUSTRIES

THE SUCCESS OF OUR VOD BUSINESS IS DEPENDENT UPON THE EMERGING DIGITAL VIDEO MARKET, WHICH MAY NOT GAIN BROAD MARKET ACCEPTANCE.

     VOD is a new and emerging technology, and we cannot assure you that it will attract widespread demand or market acceptance. Further, the potential size of the VOD market and the timing of its development are uncertain. Our success in the VOD market will depend upon the commercialization and broad acceptance of VOD by residential digital subscribers and other industry participants, including cable system operators, content providers, set-top box manufacturers, international DSL providers and educational institutions.

     Cable television operators historically have relied on traditional analog technology for video management, storage and distribution. Interactive technology installation requires a significant initial investment of capital. The future growth of our VOD business will depend on the pace of the installation of interactive digital cable and digital set-top boxes, the rate at which television operators deploy digital infrastructure and the rate at which digital video technology expands to additional market segments. Any failure by the market to accept digital video technology will have a material adverse effect on our business, financial condition and results of operations.

THE SUCCESS OF OUR VOD BUSINESS IS DEPENDENT ON THE AVAILABILITY OF, AND THE DISTRIBUTION WINDOWS FOR, MOVIES, PROGRAMS AND OTHER CONTENT.

     The success of VOD will largely be dependent on the availability of a wide variety and substantial number of movies, programs and other material, which we refer to as content, in digital format. We provide VOD servers and related software, or VOD systems, but we do not provide digital VOD content, which is provided by other third parties. Therefore, the future success of our VOD business is dependent in part on content providers, such as traditional media and entertainment companies, providing significant content for VOD. Further, we are dependent in part on other third parties to convert existing analog content into digital content so that it may be delivered via VOD. If the availability of digital content develops slower than we expect or if insufficient content is available in digital format, our VOD business could be adversely affected.

     In addition, we believe that the ultimate success of VOD will depend in part on the timing of the VOD distribution window. The distribution window is the time period during which different mediums, such as home movie rental businesses, receive and have exclusive rights to motion picture releases. Currently, video rental businesses have an advantage of receiving motion picture releases on an exclusive basis before most other forms of non-theatrical movie distribution, such as pay-per-view, premium television, VOD, basic cable and network syndicated television. The length of the exclusive distribution window for movie rental businesses varies, typically ranging from 30 to 90 days for domestic video stores. Thereafter, movies are made sequentially available to various television distribution channels. We believe the success of VOD will depend in part on movies being available for VOD distribution either simultaneously with, or shortly after, they are available for video rental distribution. The order, length and exclusivity of each window for each distribution channel is determined solely by the studio releasing the movie. Given the size of the home video rental industry, the studios have a significant interest in maintaining that market. We cannot assure you that favorable changes, if any, will be made relating to the length and exclusivity of the video rental and television distribution windows.

     We believe that content providers' decisions relating to the distribution window for VOD will depend, in part, on security measures affecting the digital content. The delivery of VOD programming requires the use of encryption technology to assure that only those who pay can receive the program. Theft of cable programming has occurred in the past and may likewise occur with respect to VOD programming. Content providers must be satisfied with the encryption and other security measures available for VOD applications.

WE CANNOT ASSURE YOU THAT OUR PRODUCTS AND SERVICES WILL KEEP PACE WITH TECHNOLOGICAL DEVELOPMENTS AND EMERGING INDUSTRY STANDARDS, ADDRESS THE CHANGING NEEDS OF OUR CUSTOMERS OR ACHIEVE MARKET ACCEPTANCE.

     The markets for our products are characterized by rapidly changing technology, evolving industry standards and new product introductions and enhancements. There can be no assurance that we will be successful in enhancing our real-time or VOD products or developing, manufacturing and marketing new products which satisfy customer needs or achieve market acceptance. In addition, services, products or technologies developed by others may render one or more of our products or technologies uncompetitive, unmarketable or obsolete. Future technological advances in the real-time, television and video industries may result in the availability of new products and services that could compete with our solutions or reduce the cost of existing products or services. Our future success will depend on our ability to continue to enhance our existing products, including development of new applications for our technology, and to develop and introduce new products to meet and adapt to changing customer requirements and emerging technologies. Further, announcements of currently planned or other new product offerings by our competitors may cause customers to defer purchase decisions or to fail to purchase our existing solutions. Our failure to respond to rapidly changing technologies could adversely affect our business, financial condition and results of operations.

     Recent attempts to establish industry-wide standards for interactive television software include an initiative by cable network operators in the United States to create a uniform platform for interactive television called OpenCable. The OpenCable standard is not yet defined, and we do not know whether our VOD system will be compatible with OpenCable or any other industry standard. The establishment of this standard or other industry standards could hurt our VOD business, particularly if our products require significant redevelopment in order to conform to the newly established standards.

WE ARE SUBJECT TO GOVERNMENTAL REGULATION, AS IS THE TELEVISION INDUSTRY.

     We are subject to various international, U.S. federal, state and local laws affecting our VOD and real-time businesses. Any finding that we have been or are in noncompliance with such laws could result in, among other things, governmental penalties. Further, changes in existing laws or new laws may adversely affect our business.

     The television industry is subject to extensive regulation in the United States and other countries. Our VOD business is dependent upon the continued growth of the digital television industry in the United States and internationally. Television operators are subject to extensive government regulation by the Federal Communications Commission and other federal and state regulatory agencies. These regulations could have the effect of limiting capital expenditures by television operators and thus could have a material adverse effect on our business, financial condition and results of operations. The enactment by federal, state or international governments of new laws or regulations could adversely affect our cable operator customers, and thereby materially adversely affect our business, financial condition and results of operations.

WE MAY BE SUBJECT TO LIABILITY IF PRIVATE INFORMATION SUPPLIED TO OUR CUSTOMERS, INCLUDING MSOS, IS MISUSED.

     Our VOD systems allow cable operators to collect and store video preferences and other data that many viewers may consider confidential. Unauthorized access or use of this information could result in liability to our customers, and potentially us, and might deter potential VOD viewers. We will have no control over the policy of our customers with respect to the access to this data and the release of this data to third parties.

     RISKS RELATED TO THIS OFFERING

WE HAVE IMPLEMENTED CERTAIN ANTI-TAKEOVER PROVISIONS THAT COULD MAKE IT MORE DIFFICULT FOR A THIRD PARTY TO ACQUIRE US.

     Provisions of Delaware law and our restated certificate of incorporation, amended and restated bylaws, and rights plan could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders.

     We are subject to certain Delaware anti-takeover laws regulating corporate takeovers. These anti-takeover laws prevent a Delaware corporation from engaging in a business combination involving a merger or sale of more than 10% of its assets with any stockholder, including affiliates and associates of the stockholder, who owns 15% or more of the outstanding voting stock, for three years following the date that the stockholder acquired 15% or more of the corporation's stock unless:

     - the board of directors approves the transaction where the stockholder acquired 15% or more of the corporation's stock;

     - after the transaction where the stockholder acquired 15% or more of the corporation's stock, the stockholder owned at least 85% of the corporation's outstanding voting stock, excluding shares owned by directors, officers, and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held under the plan will be tendered in a tender or exchange offer; or

     - on or after this date, the merger or sale is approved by our board of directors and the holders of at least two-thirds of the outstanding voting stock that is not owned by the stockholder.

     A Delaware corporation may opt out of these anti-takeover laws if its certificate of incorporation or bylaws so provide. We have not opted out of these laws. As such, these laws may prohibit or delay mergers or other takeovers or changes of control of our company and may discourage attempts by other companies to acquire us.

     There are provisions in our restated certificate of incorporation and our amended and restated bylaws that also may delay, deter or impede hostile takeovers or changes of control. These provisions include:

     - all stockholder actions must be taken at a duly called meeting of stockholders, unless holders of 100% of our shares of stock entitled to vote execute a written consent;

     - stockholders seeking to bring business before an annual meeting or seeking to nominate candidates for election as directors, must provide advance notice thereof; and

     - the authority of our board to issue up to 25 million shares of preferred stock and to determine the price, rights, preferences and privileges of these shares, without stockholder approval.

     In addition, we have a rights plan, also known as a poison pill. The rights plan has the potential effect of significantly diluting the ownership interest in our company of any person that (1) acquires beneficial ownership of 30% or more of our common stock, (2) acquires beneficial ownership of 20% or more of our common stock and subsequently engages in specified transactions with us or
(3) commences a tender offer that would result in a person or group owning 30% or more of our common stock. Therefore, our rights plan could discourage an attempt or render it more expensive or difficult to obtain control of us by means of a tender offer, merger or otherwise.

FUTURE SALES OF SHARES OF COMMON STOCK COULD CAUSE THE MARKET PRICE OF OUR COMMON STOCK TO DECLINE.

     After this offering, we will have a total of 53,861,841 shares of common stock outstanding. The resale by the selling stockholders or by other significant holders of shares of our common stock in the public market could cause the market price of our common stock to decline. The federal securities laws impose restrictions on the ability of certain stockholders to resell their shares of common stock.

     In addition to the shares being registered in this prospectus, we have granted to Scientific Atlanta registration rights with respect to 2,000,000 shares currently issuable to Scientific Atlanta upon the exercise of outstanding warrants. Registration of these shares results in these stockholders being able to immediately resell such shares in the public market. Any such sales or anticipation thereof could cause the market price of the common stock to decline.

IN THE FUTURE, WE MAY NEED TO RAISE ADDITIONAL CAPITAL. THIS CAPITAL MAY NOT BE AVAILABLE ON ACCEPTABLE TERMS, IF AT ALL.

     During the next twelve months, we expect to meet our cash requirements with existing cash, cash equivalents and short-term investments, cash flow from operations and available debt. After that, we may need to raise additional funds. We cannot be certain that we will be able to obtain additional financing on favorable terms, if at all. If we cannot raise funds on acceptable terms, if and when needed, we may not be able to develop or enhance our products and services, take advantage of future opportunities, grow our business or respond to competitive pressures or unanticipated requirements.

OUR STOCK PRICE HAS BEEN VOLATILE IN THE PAST AND MAY BE VOLATILE IN THE FUTURE.

     Future volatility in our stock price could result in substantial losses for investors purchasing shares in this offering. Our common stock is traded on The Nasdaq National Market. During the fiscal year ended June 30, 1999, the high and low closing sale prices of our common stock were $7.50 and $1.75, respectively. For the period beginning July 1, 1999 through May 31, 2000, the high and low closing prices, as reported on The Nasdaq National Market, were $24.06 and $5.72, respectively. The market price of our common stock may fluctuate significantly in the future in response to various factors, some of which are beyond our control, including the following and the other risks discussed under the heading "Risk Factors:"

     - variations in our quarterly operating results;

     - changes in securities analysts' estimates of our financial performance;

     - the development of the VOD market in general;

     - changes in market valuations of similar companies;

     - announcement by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

     - loss of a major customer or failure to complete significant transactions;

     - additions or departures of key personnel; and

     - fluctuations in stock market price and volume.

     In addition, in recent years the stock market in general, and The Nasdaq National Market and the market for technology companies in particular, have experienced extreme price and volume fluctuations. These fluctuations have often been unrelated or disproportionate to the operating performance of these companies. These market and industry factors may materially and adversely affect our stock price, regardless of our operating performance.

     In the past, class action litigation often has been brought against companies following periods of volatility in the market price of those companies' common stock. We may become involved in this type of litigation in the future. Litigation is often expensive and diverts management's attention and resources, which could materially and adversely affect our business, financial condition and results of operations.

                                USE OF PROCEEDS

     All of the proceeds from the sale of the shares of common stock that may be sold using this prospectus will be received by the selling stockholders. We will not receive any of the proceeds from the sale of these shares of common stock.

                          PRICE RANGE OF COMMON STOCK

     Our common stock currently is traded under the symbol "CCUR" on The Nasdaq National Market. The following table sets forth the high and low closing prices for our common stock for the periods indicated, as reported on The Nasdaq National Market.

                                                               HIGH     LOW
                                                              ------   ------
Year ended June 30, 1998
  First Quarter.............................................  $ 2.66   $ 1.28
  Second Quarter............................................    3.46     1.88
  Third Quarter.............................................    3.28     1.75
  Fourth Quarter............................................    4.44     3.00
Year ended June 30, 1999
  First Quarter.............................................    3.97     2.00
  Second Quarter............................................    3.56     2.00
  Third Quarter.............................................    4.59     3.38
  Fourth Quarter............................................    7.06     3.13
Year ending June 30, 2000
  First Quarter.............................................    8.19     6.00
  Second Quarter............................................   18.69     6.50
  Third Quarter.............................................   24.06    12.63
  Fourth Quarter (through May 31, 2000).....................   12.81     7.06

     On May 31, 2000, the last reported sale price of our common stock on The Nasdaq National Market was $8.50 per share. As of May 31, 2000, there were 53,862,722 shares of common stock outstanding, and approximately 1,900 stockholders of record.

                                DIVIDEND POLICY

     We have never declared or paid any cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business, and we do not expect to pay any cash dividends in the foreseeable future. In addition, our credit facility contains restrictions on the payment of cash dividends.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of March 31, 2000. The table set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and notes thereto included elsewhere in this prospectus.

                                                                  AS OF
                                                              MARCH 31, 2000
                                                              --------------
                                                               (UNAUDITED)
                                                              (IN THOUSANDS)
Cash and cash equivalents...................................     $  6,093
                                                                 ========
Long-term liabilities.......................................     $  1,674
                                                                 --------
Stockholders' equity
  Class A preferred stock, par value $100 per share,
     20,000 shares authorized, none outstanding.............           --
  Series preferred stock, par value $.01 per share,
     20,000,000 shares authorized, none outstanding.........           --
  Common stock, par value $.01 per share, 100,000,000 shares
     authorized, 53,755,177 outstanding.....................          537
  Additional paid-in capital................................      125,492
  Accumulated deficit after eliminating accumulated deficit
     of $81,826 at December 31, 1991, date of
     quasi-reorganization...................................      (94,243)
  Treasury stock............................................          (58)
  Accumulated other comprehensive income (loss).............         (805)
                                                                 --------
          Total stockholders' equity........................     $ 30,923
                                                                 --------
               Total capitalization.........................     $ 32,597
                                                                 ========
  The outstanding share information excludes:

     - 5,762,288 shares of common stock issuable upon the exercise of options outstanding as of March 31, 2000 having a weighted average exercise price of $4.17 per share;

     - 2,000,000 shares of common stock issuable upon the exercise of warrants outstanding as of March 31, 2000, having an exercise price of $5.00 per share; and

     - 589,745 additional shares of common stock reserved for issuance under our stock option plans as of March 31, 2000.

                PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

     Our unaudited pro forma consolidated statements of operations for the year ended June 30, 1999 and the nine months ended March 31, 2000 is presented as if the acquisition of Vivid Technology had occurred on July 1, 1998. The pro forma information is based in part upon, and should be read in conjunction with, our consolidated financial statements and the notes thereto and the financial statements of Vivid Technology and the notes thereto in each case appearing elsewhere in this prospectus. In our opinion, all adjustments necessary to reflect the effect of the acquisition of Vivid Technology have been made. The unaudited pro forma consolidated statements of operations are presented for illustrative purposes only and are not necessarily indicative of what our actual results of operations would have been had the acquisition of Vivid Technology been consummated on the date indicated, nor do they purport to represent the results of operations for future periods.

                                                                  YEAR ENDED JUNE 30, 1999
                                                -------------------------------------------------------------
                                                          HISTORICAL
                                                ------------------------------                    CONCURRENT
                                                CONCURRENT                                         COMPUTER
                                                 COMPUTER          VIVID           PRO FORMA      CORPORATION
                                                CORPORATION   TECHNOLOGY, INC.   ADJUSTMENTS(1)    PRO FORMA
                                                -----------   ----------------   --------------   -----------
Revenues:
  Product sales
     Real-time systems........................    $30,389         $    --                          $ 30,389
     Video-on-demand systems..................      1,208             640                             1,848
                                                  -------         -------                          --------
          Total product sales.................     31,597             640                            32,237
  Service and other...........................     38,366              --                            38,366
                                                  -------         -------                          --------
Total.........................................     69,963             640                            70,603
Cost of sales:
  Real-time and video-on-demand systems.......     15,001             309                            15,310
  Service and other...........................     19,625              --                            19,625
                                                  -------         -------                          --------
Total.........................................     34,626             309                            34,935
                                                  -------         -------                          --------
Gross margin..................................     35,337             331                            35,668
Operating expenses:
  Sales and marketing.........................     19,274             263                            19,537
  Research and development....................     10,046             893             $190           11,129
  General and administrative..................      6,883             396              449            7,728
  Loss on facility held for sale..............        423              --                               423
                                                  -------         -------                          --------
Total operating expenses......................     36,626           1,552                            38,817
                                                  -------         -------                          --------
Operating income (loss).......................     (1,289)         (1,221)                           (3,149)
Interest and other income (expense), net......        (13)             13                                --
                                                  -------         -------                          --------
Income (loss) before income taxes.............     (1,302)         (1,208)                           (3,149)
Income taxes..................................        363              --                               363
                                                  -------         -------                          --------
Net income (loss).............................    $(1,665)        $(1,208)                         $ (3,512)
                                                  =======         =======                          ========
Income (loss) per share (2):
  Basic and diluted...........................    $ (0.03)                                         $  (0.07)
                                                  =======                                          ========
Weighted average number of common shares used
  in calculating income (loss) per share of
  common stock (2):
     Basic and diluted........................     47,967                                            50,201
                                                  =======                                          ========

                                                             NINE MONTHS ENDED MARCH 31, 2000
                                                ----------------------------------------------------------
                                                          HISTORICAL
                                                ------------------------------                 CONCURRENT
                                                CONCURRENT                                      COMPUTER
                                                 COMPUTER          VIVID          PRO FORMA    CORPORATION
                                                CORPORATION   TECHNOLOGY, INC.   ADJUSTMENTS    PRO FORMA
                                                -----------   ----------------   -----------   -----------
Revenues:
  Product sales
     Real-time systems........................   $ 20,220          $  --                         $20,220
     Video-on-demand systems..................      6,912            354                           7,266
                                                 --------          -----                         -------
          Total product sales.................     27,132            354                          27,486
  Service and other...........................     22,494             --                          22,494
                                                 --------          -----                         -------
Total.........................................     49,626            354                          49,980
Cost of sales:
  Real-time and video-on-demand systems.......     14,068            156                          14,224
  Service and other...........................     12,375             --                          12,375
                                                 --------          -----                         -------
Total.........................................     26,443            156                          26,599
                                                 --------          -----                         -------
Gross margin..................................     23,183            198                          23,381
Operating expenses:
  Sales and marketing.........................     14,978             71                          15,049
  Research and development....................      7,316            441                63(1)      7,820
  General and administrative..................      6,232            166               150(1)      6,548
  Purchased in-process computer software
     technology...............................     14,000             --           (14,000)(3)        --
  Relocation and restructuring................      2,367             --                           2,367
                                                 --------          -----                         -------
Total operating expenses......................     44,893            678                          31,784
                                                 --------          -----                         -------
Operating income (loss).......................    (21,710)          (480)                         (8,403)
Interest and other income (expense), net......        773             --                             773
                                                 --------          -----                         -------
Income (loss) before income taxes.............    (20,937)          (480)                         (7,630)
Income taxes..................................        450             --                             300
                                                 --------          -----                         -------
Net income (loss).............................   $(21,387)         $(480)                        $(8,080)
                                                 ========          =====                         =======
Income (loss) per share (2):
  Basic and diluted...........................   $  (0.42)                                       $ (0.15)
                                                 ========                                        =======
Weighted average number of common shares used
  in calculating income (loss) per share of
  common stock (2):
  Basic and diluted...........................     51,335                                         52,309
                                                 ========                                        =======

------------

(1) Represents the amortization of the portion of the Vivid Technology purchase price of $19.8 million assigned to intangible assets, including goodwill, developed computer software technology and employee work force.
(2) Pro forma diluted income (loss) per share excludes the effect of outstanding stock options because the effect is antidilutive.
(3) Represents the elimination of the $14.0 million non-cash charge related to the write-off of research and development acquired in the Vivid Technology acquisition.

                SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

     The following table sets forth selected historical consolidated financial data. The data for the years ended June 30, 1995, 1996, 1997, 1998 and 1999 have been derived from our audited consolidated financial statements. Our audited financial statements for the three years ended June 30, 1999 and as of June 30, 1998 and 1999 are included elsewhere in this prospectus. The data for the nine-months ended March 31, 1999 and 2000 and as of March 31, 2000 is unaudited, but in the opinion of management contains all adjustments, consisting only of normal recurring accruals, which are necessary for a fair statement of the results of such periods. Results for the nine months ended March 31, 2000 are not necessarily indicative of results that may be expected for the entire year. The information set forth below is not necessarily indicative of the results of future operations and should be read in conjunction with, and is qualified by reference to, our financial statements and related notes thereto that are included elsewhere in this prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                                                        NINE MONTHS
                                                                                                           ENDED
                                                         YEAR ENDED JUNE 30,                             MARCH 31,
                                      ----------------------------------------------------------     ------------------
                                        1995         1996         1997        1998        1999        1999       2000
                                      --------     --------     --------     -------     -------     -------   --------
CONSOLIDATED STATEMENT OF
OPERATIONS DATA:
Revenues:
  Product sales
    Real-time systems...............  $ 72,074     $ 42,430     $ 55,664     $37,868     $30,389     $23,779   $ 20,220
    Video-on-demand systems.........        --           --           --          --       1,208         583      6,912
                                      --------     --------     --------     -------     -------     -------   --------
        Total product sales.........    72,074       42,430       55,664      37,868      31,597      24,362     27,132
  Service and other.................    68,070       53,370       52,703      44,347      38,366      29,369     22,494
                                      --------     --------     --------     -------     -------     -------   --------
        Total.......................   140,144       95,800      108,367      82,215      69,963      53,731     49,626
Cost of sales
  Real-time and video-on-demand
    systems.........................    38,639       27,487       27,662      18,556      15,001      10,661     14,068
  Service and other.................    40,838       33,048       28,426      23,269      19,625      15,230     12,375
  Transition........................        --           --        1,068(1)       --          --          --         --
                                      --------     --------     --------     -------     -------     -------   --------
        Total.......................    79,477       60,535       57,156      41,825      34,626      25,891     26,443
                                      --------     --------     --------     -------     -------     -------   --------
Gross margin........................    60,667       35,265       51,211      40,390      35,337      27,840     23,183
Operating expenses:
  Sales and marketing...............    27,411       21,089       22,061      18,523      19,274      13,846     14,978
  Research and development..........    19,464       13,837       13,577      10,947      10,046       7,620      7,316
  General and administrative........     9,510        8,729        6,543       6,611       6,883       5,061      6,232
  In-process computer software
    technology......................        --           --           --          --          --          --     14,000(2)
  Restructuring and transition......     3,200       24,480(3)     2,292        (607)         --          --      2,367
  Sales and use tax credit..........    (1,000)          --           --          --          --          --         --
  Curtailment gain on
    post-retirement benefit
    obligation......................        --           --       (2,501)         --          --          --         --
  Non-cash development expenses.....        --           --           --       1,605(4)       --          --         --
  Loss on facility held for sale....        --           --           --          --         423          --         --
                                      --------     --------     --------     -------     -------     -------   --------
        Total operating expenses....    58,585       68,135       41,972      37,079      36,626      26,527     44,893
                                      --------     --------     --------     -------     -------     -------   --------
Operating income (loss).............     2,082      (32,870)       9,239       3,311      (1,289)      1,313    (21,710)
Interest expense....................    (2,638)      (2,316)      (2,034)       (833)       (261)       (194)       (77)
Interest income.....................       513          226          164         185         295         127        213
Other non-recurring items...........    (1,000)      (3,297)(5)   (1,577)      1,434         (88)        (88)       761
Other income (expense) -- net.......       737       (1,502)        (350)        277          41        (237)      (124)
                                      --------     --------     --------     -------     -------     -------   --------
Income (loss) before provision for
  income taxes......................      (306)     (39,759)       5,442       4,374      (1,302)        921    (20,937)
Provision for income taxes..........     1,700        1,550        1,381         960         363         138        450
                                      --------     --------     --------     -------     -------     -------   --------
Net income (loss)...................    (2,006)     (41,309)       4,061       3,414      (1,665)        783    (21,387)
Preferred stock dividends and
  accretion of mandatory redeemable
  preferred shares..................        --           --         (311)        (18)         --          --         --
                                      --------     --------     --------     -------     -------     -------   --------
Net income (loss) income available
  to common shareholders............  $ (2,006)    $(41,309)    $  3,750     $ 3,396     $(1,665)    $   783   $(21,387)
                                      ========     ========     ========     =======     =======     =======   ========
Basic and diluted net income (loss)
  per share.........................  $  (0.07)    $  (1.35)    $   0.08     $  0.07     $ (0.03)    $  0.02   $  (0.42)
                                      ========     ========     ========     =======     =======     =======   ========

                                                    AS OF JUNE 30,                     AS OF MARCH 31,
                                    -----------------------------------------------   ------------------
                                     1995      1996      1997      1998      1999            2000
                                    -------   -------   -------   -------   -------   ------------------
BALANCE SHEET DATA:
Cash and cash equivalents.........  $ 5,728   $ 3,562   $ 4,024   $ 5,733   $ 6,872        $ 6,093
Other current assets..............   44,269    51,951    39,123    26,746    20,573         22,875
                                    -------   -------   -------   -------   -------        -------
          Total current assets....   49,997    55,513    43,147    32,479    27,445         28,968
Total long-term assets............   48,362    24,560    20,381    13,756    13,124         18,140
                                    -------   -------   -------   -------   -------        -------
          Total assets............  $98,359   $80,073   $63,528   $46,235   $40,569        $47,108
                                    =======   =======   =======   =======   =======        =======
Total current liabilities.........  $48,132   $56,479   $38,453   $18,827   $12,751        $14,511
Long-term liabilities.............   15,057    11,057     5,712     1,898     1,807          1,674
                                    -------   -------   -------   -------   -------        -------
          Total liabilities.......  $63,189   $67,536   $44,165   $20,725   $14,558        $16,185
                                    =======   =======   =======   =======   =======        =======
Stockholders' equity..............  $35,170   $ 6,927   $18,120   $25,510   $26,011        $30,923
                                    =======   =======   =======   =======   =======        =======
OTHER DATA:
Working capital...................  $ 1,865   $  (966)  $ 4,694   $13,652   $14,694        $14,457

---------------

(1) Represents the charge for expenses incurred resulting from the transition of our manufacturing operations from Oceanport, New Jersey to Fort Lauderdale, Florida.
(2) In October 1999, we acquired Vivid Technology. In connection with the acquisition, we engaged an independent appraisal firm to value the assets. A value of $14.0 million was assigned to in-process computer software technology which was written off as required by the purchase accounting rules.
(3) During fiscal 1996, we restructured our operations which included a workforce reduction, rationalization of facilities, asset write-downs and other costs which resulted in a $24.5 million charge.
(4) Represents the value, as determined using the Black-Scholes model, of a warrant for 2,000,000 shares of our common stock issued to Scientific-Atlanta in exchange for their technical and marketing contributions.
(5) Consists of a $1.7 million charge for the adjustment of the carrying value of our Oceanport and Tinton Falls, New Jersey facilities to estimated fair value and an additional $1.6 million charge for certain foreign assets that were disposed of in 1996.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the financial statements and the notes to those statements which appear elsewhere in this prospectus. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below and elsewhere in this prospectus, particularly in "Risk Factors."

OVERVIEW

     In 1996, we acquired the real-time computer division of Harris Computer Systems Corporation creating one of the largest real-time computer systems companies in the country. Over the past several years, the real-time computer processing industry has seen a significant shift in demand from high-priced, proprietary real-time systems to lower-priced, open server systems. High performance processing in the past required a large, expensive computer system with significant proprietary and customized software. Today these requirements are often met by much smaller and less expensive computers with off-the-shelf computer hardware and software. As a result, our revenues from both real-time products and services have been declining. Real-time revenues consist of real-time computer system sales to domestic and foreign government agencies and commercial corporations and fees for maintenance and other services provided to our real-time customers. The gross margins on sales of our real-time computer systems have historically been in excess of 50% and are expected to remain stable in the near future. The gross margins on our real-time service offerings are expected to decline over time as the larger and more profitable maintenance contracts are not renewed.

     As our real-time business has been declining, we have shifted our focus to developing our VOD business and now operate our business as two distinct divisions, our Xstreme division and our Real-Time division. We created the Xstreme division to capitalize on the increasing opportunities in the emerging digital television services market and focus on the development and sale of digital VOD systems to cable providers that are upgrading their networks to support digital services. We believe that our future growth will come from our Xstreme division. Our VOD revenues result from the sale of VOD systems and related services primarily to cable television providers in North America. We also plan to expand our VOD operations in Europe and Asia to capture a share of those cable and DSL markets. To date, revenues in our Xstreme division have been concentrated in a very limited number of MSOs and internationally in the non-residential market. We expect the revenues from our Xstreme division to increase as digital set-top boxes are increasingly deployed by cable operators in the United States and by cable and DSL providers in other countries. Our VOD margin has been lower than we ultimately expect because of the early stage nature of our VOD business. We expect our VOD gross margins to increase as our volume of VOD systems sold increases. We have incurred, and expect to continue to incur, losses in our VOD business due to the ramp up of our sales and marketing efforts and our initial investments in the VOD business.

     In October 1999, we acquired one of our competitors, Vivid Technology, for 2,233,699 shares of common stock and options to purchase 378,983 shares of our common stock. The acquisition resulted in a $14.0 million non-cash one-time charge for the write-off of in-process research and development related to acquired computer software technology. The acquisition was treated as a purchase for accounting purposes, and accordingly, the assets and liabilities acquired were recorded based on their fair values at the date of acquisition.

     During the nine months ended March 31, 2000, we elected to reclassify certain items in our consolidated statements of operations. All amounts from prior periods have been restated to reflect these new classifications.

     Computer systems sales are recorded when the earnings process is complete, typically upon shipment to customers. Service contract revenue is recognized separately and as earned, on a straight-line basis, over the respective maintenance period in accordance with the terms of the applicable contract.

     In October 1997, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 97-2, "Software Revenue Recognition" ("SOP 97-2"). SOP 97-2 generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair values of the elements. The fair value of an element must be based on vendor specific objective evidence ("VSOE") of the relative fair values of the elements. VSOE is determined by the price charged when the element is sold separately. The revenue allocated to hardware and software products is generally recognized upon installation and substantial fulfillment of all obligations under the sales contract.

     Cost of sales consists of the cost of the computer systems sold, including labor, material, overhead and third party product costs. Cost of sales also includes the salaries, benefits and other costs of the maintenance, service and help desk personnel associated with product installation and support activities.

     Sales and marketing expenses consist primarily of the salaries, benefits and travel expenses of our employees responsible for acquiring new business and maintaining existing customer relationships, as well as marketing expenses related to trade publications, advertisements and trade shows. We expect these expenses to increase as we continue to expand our VOD business and attract new customers. We expect that the increase in Xstreme division expenses will be partially offset by declining expenses in our Real-Time division.

     Research and development expenses are comprised of salaries and benefits of our employees involved in hardware and software product and enhancement development. All development costs are expensed as incurred. We expect to increase our development staff to investigate and develop follow-on VOD offerings, including next generation products, as well as new software applications.

     General and administrative expenses consist primarily of salaries and benefits of management and administrative personnel, general office administration expenses such as rent and occupancy costs, telephone expenses and fees for legal, accounting and other professional services. We anticipate that administrative costs will increase as we expand our VOD business.

SELECTED OPERATING DATA AS A PERCENTAGE OF NET SALES

     The following table sets forth selected operating data as a percentage of net sales for certain items in our consolidated statements of operations for the periods indicated.

                                                                                 NINE MONTHS
                                                        FISCAL YEAR ENDED           ENDED
                                                            JUNE 30,              MARCH 31,
                                                     -----------------------    --------------
                                                     1997     1998     1999     1999     2000
                                                     -----    -----    -----    -----    -----
REVENUES:
  Product sales
     Real-time systems.............................   51.4%    46.1%    43.5%    44.3%    40.7%
     Video-on-demand systems.......................     --       --      1.7      1.1     13.9
                                                     -----    -----    -----    -----    -----
          Total product sales......................   51.4     46.1     45.2     45.3     54.7
  Service and other................................   48.6     53.9     54.8     54.7     45.3
                                                     -----    -----    -----    -----    -----
          Total net sales..........................  100.0    100.0    100.0    100.0    100.0
Cost of sales (% of respective sales category):
  Real-time and video-on-demand systems............   49.7     49.0     47.5     43.8     51.9
  Service and other................................   53.9     52.5     51.2     51.9     55.0
  Transition.......................................    1.0       --       --       --       --
                                                     -----    -----    -----    -----    -----
          Total cost of sales......................   52.7     50.9     49.5     48.2     53.3
                                                     -----    -----    -----    -----    -----
Gross margin.......................................   47.3     49.1     50.5     51.8     46.7
Operating expenses:
  Sales and marketing..............................   20.4     22.5     27.5     25.8     30.2
  Research and development.........................   12.5     13.3     14.4     14.2     14.7
  General and administrative.......................    6.0      8.0      9.8      9.4     12.6
  In-process computer software technology..........     --       --       --       --     28.2
  Restructuring and transition.....................    2.1     (0.7)      --       --      4.8
  Curtailment gain on postretirement benefit
     obligation....................................   (2.3)      --       --       --       --
  Non-cash development expenses....................     --      2.0       --       --       --
  Loss on facility held for sale...................     --       --       .6       --       --
                                                     -----    -----    -----    -----    -----
          Total operating expenses.................   38.7     45.1     52.4     49.4    190.5
                                                     -----    -----    -----    -----    -----

                                                                                 NINE MONTHS
                                                        FISCAL YEAR ENDED           ENDED
                                                            JUNE 30,              MARCH 31,
                                                     -----------------------    --------------
                                                     1997     1998     1999     1999     2000
                                                     -----    -----    -----    -----    -----
Operating income (loss)............................    8.5      4.0     (1.8)     2.4    (43.7)
Interest expense...................................   (1.9)    (1.1)    (0.4)    (0.1)      --
Interest income....................................    0.2      0.2      0.4       --      0.3
Other non-recurring items..........................   (1.5)     1.7     (0.1)    (0.2)     1.5
Other income (expense) -- net......................   (0.3)     0.3      0.1     (0.4)    (0.2)
                                                     -----    -----    -----    -----    -----
Income (loss) before provision for income taxes....    5.0      5.3     (1.9)     1.7    (42.2)
Provision for income taxes.........................    1.3      1.2      0.5      0.3      0.9
                                                     -----    -----    -----    -----    -----
Net income (loss)..................................    3.7%     4.2%    (2.4)%    1.5%   (43.1)%
                                                     =====    =====    =====    =====    =====

RESULTS OF OPERATIONS

     THE NINE MONTHS ENDED MARCH 31, 2000 COMPARED TO THE NINE MONTHS ENDED MARCH 31, 1999

     Product Sales. Total product sales were $27.1 million for the nine months ended March 31, 2000 as compared with $24.4 million for the nine months ended March 31, 1999. Sales of VOD products increased to $6.9 million in the nine-month period ended March 31, 2000 from $0.6 million in the nine months ended March 31, 1999. The increase in VOD product sales, which is primarily due to higher sales of video systems to domestic multiple system operators, was partially offset by a decrease in sales of real-time products of $3.6 million resulting from declining sales of proprietary systems and the lower selling price of open systems as compared with proprietary products.

     Service and Other Sales. Service revenues decreased to $22.5 million in the nine months ended March 31, 2000 from $29.4 million in the nine months ended March 31, 1999, continuing the decline experienced over the past years as our real-time customers move from proprietary systems to open systems which require less maintenance and the removal of certain larger proprietary systems from service by certain customers.

     Gross Margin. Gross margin decreased by $4.6 million to $23.2 million for the nine months ended March 31, 2000 as compared to $27.8 million for the nine months ended March 31, 1999. The gross margin as a percentage of sales decreased to 46.7% in the nine-month period ended March 31, 2000 from 51.8% in the nine months ended March 31, 1999 which is primarily due to the lower margin realized in the early stages of the VOD business and a decrease in the gross margin on real-time service revenue to 45.0% in the nine months ended March 31, 2000 compared to 48.1% in the nine months ended March 31, 1999. The decrease in the gross margin on service revenue is the result of the cancellation by certain customers of some of our larger and more profitable maintenance contracts as they move from proprietary systems to less complicated open systems.

     Sales and Marketing. Sales and marketing expenses increased as a percentage of total sales to 30.2% in the nine-month period ended March 31, 2000 from 25.8% in the nine-month period ended March 31, 1999. These expenses increased 8.2% to $15.0 million in the nine months ended March 31, 2000 from $13.8 million in the nine months ended March 31, 1999. The increase is principally the result of an increase in the number of worldwide sales and marketing personnel in our Xstreme division, increased participation in trade show and other marketing activities, and a non-cash compensation expense of $0.4 million recorded in the second quarter of fiscal year 2000.

     Research and Development. Research and development expenses increased as a percentage of sales to 14.7% in the nine-month period ended March 31, 2000 from 14.2% in the nine-month month period ended March 31, 1999. These expenses decreased 4.0% to $7.3 million in the nine months ended March 31, 2000 from $7.6 million in the nine months ended March 31, 1999 primarily due to deliberate cost reduction efforts in our Real-Time division and a reduction in expenses relating to Concurrent Vibrations, one of our French subsidiaries, which was sold in the first quarter of fiscal year 2000. These decreases were partially offset by the build-up in the research and development personnel in our Xstreme division focusing on the video server

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

hardware and software development and the additional development personnel as part of the acquisition of Vivid Technology in October of 1999.

     General and Administrative. General and administrative expenses increased to 12.6% of sales in the nine-month period ended March 31, 2000 from 9.4% in the nine-month period ended March 31, 1999. These expenses increased 23.1% to $6.2 million in the nine months ended March 31, 2000 from $5.1 million in the nine months ended March 31, 1999 primarily due to a $0.7 million severance charge, the increase in Xstreme division management and other corporate executive administrative personnel, and the move of the corporate headquarters and Xstreme division to Atlanta, Georgia.

     Other. Included in operating expenses in the nine-month period ended March 31, 2000 is a $14.0 million non-cash charge for the write-off of in-process computer software technology in connection with the acquisition of Vivid Technology and a $2.4 million restructuring and relocation provision for personnel reduction costs in the Real-Time division and the relocation of the corporate headquarters and Xstreme division offices to Atlanta, Georgia.

     Included in other non-recurring items in the nine-month period ended March 31, 2000 is a $0.8 million gain related to the sale of the stock of Concurrent Vibrations, one of our French subsidiaries, to Data Physics, Inc.

     Income Taxes. We recorded income tax expense of $0.5 million in the nine-month period ended March 31, 2000 on a pre-tax loss of $20.9 million due to the inability to recognize the tax benefit of the current period net operating loss and the non-deductible write-off of acquired in-process research and development and amortization of other assets acquired in the acquisition of Vivid Technology.

     Net Income (loss). We recorded a net loss of $21.4 million or $0.42 per share for the nine months ended March 31, 2000 compared to net income of $0.8 million or $0.02 per share for the nine months ended March 31, 1999.

     THE FISCAL YEAR ENDED JUNE 30, 1999 COMPARED TO THE FISCAL YEAR ENDED JUNE 30, 1998

     Product Sales. Product sales for fiscal year 1999 were $31.6 million, a decrease of $6.3 million or 16.6% from fiscal year 1998. The decline was a result of continued decline in sales of proprietary systems and the transition to a more software-oriented business for open systems. Partially offsetting the decline was the sale of VOD systems. These sales were the result of increased sales and marketing efforts and significant improvements in the VOD technology during the year.

     Service and Other Sales. Maintenance and service sales decreased to $38.4 million in fiscal year 1999 or 13.5% from $44.3 million in fiscal year 1998. The decline resulted from customers switching from proprietary systems to our open systems which are less expensive to maintain, and the cancellation of other proprietary computer maintenance contracts as the machines are removed from service.

     Gross Margin. Overall gross margin percentage increased to 50.5% in fiscal year 1999 from 49.1% in fiscal year 1998 due to the increase in the margin on product sales to 52.5% from 51.0% resulting from sales of new real-time products with higher margins. The overall margin in both years was affected slightly by the lower margin on early sales of VOD systems. The gross margin on service and other revenue as a percentage of revenue increased to 48.8% from 47.5% in the prior year due to due to increased efficiency and cost management.

     Sales and Marketing. Sales and marketing expenses increased as a percentage of total sales to 27.5% in fiscal year 1999 from 22.5% in fiscal year 1998. These expenses increased 4.1% to $19.3 million in fiscal year 1999 from $18.5 million in fiscal year 1998. The increase was principally due to growth in the number of worldwide sales and marketing personnel responsible for developing business for our Xstreme division and increased participation in trade shows and other marketing activities by our division personnel. This increase was partially offset by a decrease in the number of worldwide sales personnel in our Real-Time division in accordance with the decrease in real-time revenues.

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

     Research and Development. Research and development expenses increased as a percentage of sales to 14.4% in fiscal year 1999 from 13.3% in fiscal year 1998. These expenses decreased 8.2% to $10.0 million in fiscal year 1999 from $10.9 million in fiscal year 1998 primarily due to cost reduction efforts in the Real-Time division. This decrease was partially offset by the increased hardware and software development by the Xstreme division.

     General and Administrative. General and administrative expenses increased to 9.8% of sales in fiscal year 1999 from 8.0% in fiscal year 1998. These expenses increased 4.1% to $6.9 million in fiscal year 1999 from $6.6 million in fiscal year 1998. This increase is primarily attributable to increased legal expenses relating to subsequently resolved lawsuits combined with the growth of the Xstreme division management and administrative personnel. The increase was partially offset by worldwide cost reduction efforts in the Real-Time division.

     Interest. Interest expense decreased by $0.6 million in fiscal year 1999 as we paid off our debt during fiscal year 1999.

     Other. Included in operating expenses in fiscal year 1999 is a $0.4 million write-down of our French facility to fair market value based upon a valuation by us due to our decision to sell Concurrent Vibrations, a wholly-owned subsidiary of one of our French subsidiaries.

     Included in other non-recurring items in fiscal year 1999 is a $0.4 million write-off of foreign currency translation due to the dissolution of one of our French subsidiaries which was offset by $0.3 million of foreign currency transaction gains.

     Income Taxes. We recorded income tax expense of $0.4 million in fiscal year 1999 on an operating loss of $1.3 million due to the inability to recognize the tax benefit of the current year net operating loss or the prior year net operating loss carryover and taxable profits in the current year in certain foreign subsidiaries where tax net operating loss carryovers are not available.

     Net Income (loss). We recorded a net loss of $1.7 million or $0.03 per share in fiscal year 1999 compared to net income of $3.4 million or $0.07 per share in fiscal year 1998.

     THE FISCAL YEAR ENDED JUNE 30, 1998 COMPARED TO THE FISCAL YEAR ENDED JUNE 30, 1997

     Product Sales. Product sales for fiscal year 1998 were $37.9 million, a decrease of $17.8 million or 32.0% from $55.7 million in fiscal year 1997. The decline in computer systems sales was a result of continued decline in proprietary systems and the transition to a more software-oriented business for open systems.

     Service and Other Sales. Maintenance and service revenues decreased to $44.3 million in fiscal year 1998 or 15.9% from $52.7 million in fiscal year 1997. The decline resulted from customers switching from proprietary systems to our open systems which are less expensive to maintain, and the cancellation of other proprietary computer maintenance contracts as the machines are removed from service.

     Gross Margin. Overall gross margin percentage increased to 49.1% in fiscal year 1998 from 47.3% in fiscal year 1997 due to the increase in the margin on product sales to 51.0% from 50.3% resulting from sales of new real-time products with higher margins. The gross margin for fiscal year 1997 also included a $1.1 million charge for expenses resulting from the transition of our manufacturing operations from Oceanport, New Jersey to Fort Lauderdale, Florida. The gross margin on service and other revenue as a percentage of revenue increased to 47.5% in fiscal year 1998 from 46.1% in fiscal year 1997 due to increased efficiency and cost management.

     Sales and Marketing. Sales and marketing expenses increased as a percentage of total sales to 22.5% in fiscal year 1998 from 20.4% in fiscal year 1997. These expenses decreased 16.0% to $18.5 million in fiscal year 1998 from $22.1 million in fiscal year 1997. The decrease is principally attributable to Real-Time division personnel reductions and closing of field offices around the world.

     Research and Development. Research and development expenses increased as a percentage of sales to 13.3% in fiscal year 1998 from 12.5% in fiscal year 1997. These expenses decreased 19.4% to $10.9 million in

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

fiscal year 1998 from $13.6 million in fiscal year 1997 primarily due to deliberate cost reduction efforts in the Real-Time division and expenses incurred in fiscal year 1997 that were required to align the product lines of Harris and Concurrent following the merger that were not required in fiscal year 1998.

     General and Administrative. General and administrative expenses increased to 8.0% of sales in fiscal year 1998 from 6.0% in fiscal year 1997. These expenses increased 1.0% to $6.6 million in fiscal year 1998 from $6.5 million in fiscal year 1997. Although significant cost reduction efforts were made during fiscal year 1998 in accordance with the anticipated decrease in real-time revenues, these efforts were largely offset by an increase in legal expenses incurred in connection with certain lawsuits we were party to that were subsequently resolved.

     Interest. Interest expense decreased by $1.2 million in fiscal year 1998 as we paid down our debt during fiscal year 1998 to $1.5 million at June 30, 1998 from $14.7 million at June 30, 1997.

     Other. Included in operating expenses in fiscal year 1998 is a $1.6 million non-cash charge for the issuance to Scientific-Atlanta of warrants to purchase up to 2,000,000 shares of our common stock at a price of $5.00 per share. Included in other non-recurring items in fiscal year 1998 are two items:
(1) we sold the remaining shares of common stock received in our acquisition of the real-time division of Harris Computer Systems Corporation resulting in a gain of $0.4 million and (2) we received $1.2 million from Nippon Steel Corporation in connection with the termination of the joint venture in Concurrent Nippon Corporation, our Japanese subsidiary, to reimburse us for losses realized by Concurrent Nippon Corporation which exceeded Nippon Steel Corporation's minority investment.

     Income Taxes. The effective income tax rate in fiscal year 1998 is less than the statutory rate of 34% because of the utilization of previously unrecognized net operating loss carryovers as an offset to the taxable income in the United States.

     Net Income. We recorded a net income of $3.4 million or $0.07 per share in fiscal year 1998 compared to $3.8 million or $0.08 per share in fiscal year 1997.

ACQUISITION OF VIVID TECHNOLOGY, INC.

     On October 28, 1999, we acquired Vivid Technology, a former competitor in the VOD industry. Vivid Technology's interactive stand-alone VOD system was specifically being designed to integrate with the most popular digital set-top boxes manufactured by General Instrument. The Vivid Technology VOD system was also expected to be compatible with the digital set-top boxes manufactured by other leading cable operators such as Philips, Panasonic and Sony. The Vivid Technology VOD system was based on a cluster of Microsoft Windows NT computers with proprietary hardware and software added to provide high video streaming capacity and fault tolerance. The Vivid Technology VOD system was also being designed to eventually provide VOD service including pause, rewind, and fast forward VCR-like functions. The Vivid Technology VOD system would also provide necessary back office support software for video content management, video selection graphical user interface, subscriber management, purchase management, billing interfaces, content provider account settlement and consumer marketing feedback. In addition, the Vivid Technology VOD system was being designed to support other interactive applications such as on-line banking, home shopping, merchandising and on-demand/addressable advertising.

     The in-process computer software technology acquired was estimated to be 80% complete at the date of acquisition and was estimated to cost an additional $650,000 to complete the VOD system technology project in December of 2000. A variety of tasks were yet to be completed which would be required in order for the Vivid Technology VOD system to be deployed on a commercial basis:

     - The Content Manager, which is used to load movies from studios, does not have the functionality necessary to create a royalty payment affidavit which is required for the cable operators to pay the required royalties to the movie studios. Also, the Content Manager, which has been implemented using a SQL data base, will need to be ported to other relational data bases such as Oracle to support high end data base applications.

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

     - The Resource Manager has been alpha tested; however, an advanced beta test has not been completed which would validate its ability to scale up to the required number of subscribers or connections in an actual commercial deployment.

     - The Subscriber Manager, which has been implemented using a SQL data base, will need to be ported to other relational data bases such as Oracle to support high end data base applications.

     - The Set Top VOD Application will need to be tested under advanced beta test conditions to ensure that the back channel key stroke system performance can fulfill operational requirements.

     - The Hub Server, or video pump, will need to be tested under full load in an operational environment to ensure stability over an extended period of time. The random conditions resulting from the in home use of tens of thousands of subscribers can only be simulated in an advanced beta test which has yet to be performed.

     The method used to allocate the purchase consideration to in-process research and development ("IPR&D") was the modified income approach. Under the income approach, fair value reflects the present value of the projected free cash flows that will be generated by the IPR&D project and that is attributable to the acquired technology, if successfully completed. The modified income approach takes the income approach, modified to include the following factors:

     - Analysis of the stage of completion of each project

     - Exclusion of value related to research and development yet-to-be completed as part of the on-going IPR&D projects; and

     - The contribution of existing products/technologies.

     The projected revenues used in the income approach were based upon the incremental revenues likely to be generated upon completion of the project and the beginning of commercial sales of the Vivid VOD system, as estimated by management to begin in the quarter ending December 31, 2000. The projections assumed that the Vivid VOD system would be successful and the products' development and commercialization were as set forth by management. The discount rate used in this analysis was an after-tax rate of 28%.

     Subsequent to the acquisition date, we decided to merge the Vivid Technology VOD system and our VOD system into one standard VOD platform. We expect to begin shipping the new hardware platform during the quarter ending September 30, 2000. Initially, the new hardware platform will have two software alternatives, one which will be compatible with digital set-top boxes manufactured by General Instrument, using core software technology developed by and purchased from Vivid Technology, and the other will be compatible with digital set-top boxes manufactured by Scientific-Atlanta. All of the above tasks are still required to be completed prior to commercial sale of the new server. At March 31, 2000, the Vivid Technology related technology was estimated to be 88% complete and estimated to cost an additional $355,000 to complete the project in December of 2000. Beginning in the first half of calendar 2001, we expect to also merge the software solutions into one standard solution which will be compatible with either General Instrument or Scientific-Atlanta set-top boxes.

LIQUIDITY AND CAPITAL RESOURCES

     Our liquidity is dependent on many factors, including sales volume, operating profit, debt service and the efficiency of asset use and turnover. Our future liquidity depends on and will be affected by, among other things:

     - the actual versus anticipated decline in sales of real-time proprietary systems and service maintenance revenue;

     - revenue growth from VOD systems;

     - ongoing cost control actions and our expenses, including, for example, research and development and capital expenditures;

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

     - the margins on our VOD and real time businesses;

     - timing of product shipments which occur primarily during the last month of the quarter;

     - the percentage of sales derived from outside the United States where there are generally longer accounts receivable collection cycles and which receivables are not included in the borrowing base under our revolving credit facility;

     - the sales level in the United States where related accounts receivable are included in the borrowing base of our revolving credit facility; and

     - the number of countries in which we operate, which may require maintenance of minimum cash levels in each country and, in certain cases, may restrict the repatriation of cash, such as cash held on deposit to secure office leases.

     We used cash of $4.9 million in operating activities in the first nine months of fiscal year 2000 compared to generating cash of $3.4 million in the first nine months of fiscal year 1999 primarily due to the loss generated by our VOD business. We have an agreement providing for an $8.0 million revolving credit facility through August 1, 2000. We currently are evaluating our options with regard to extending this credit facility. At March 31, 2000, no amounts were outstanding under the revolving credit facility. Borrowings under the revolving credit facility bear interest at the prime rate plus .75% and are secured by substantially all of our domestic assets.

     We invested $3.3 and $3.0 million in property, plant and equipment during the nine-month periods ended March 31, 2000 and March 31, 1999, respectively. Current year capital expenditures primarily relate to computer equipment, development and loaner equipment for our VOD division and leasehold improvements for our Duluth, Georgia facility and our Real-Time division's new administrative offices.

     We received $6.6 million in proceeds from the issuance of common stock to employees and directors who exercised stock options during the nine-month period ended March 31, 2000 compared to $1.0 million during the nine-month period ended March 31, 1999.

     At March 31, 2000, our working capital was $14.5 million, and we did not have any material commitments for capital expenditures. We believe that our existing cash balances, available credit facility and funds generated by operations will be sufficient to meet our anticipated working capital and capital expenditure requirements for the next twelve months.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ON MARKET RISK

     We are exposed to market risk from changes in interest rates and foreign currency exchange rates. We are exposed to the impact of interest rate changes on our short-term cash investments, which are backed by U.S. government obligations, and other investments in respect of institutions with the highest credit ratings, all of which have maturities of three months or less. These short-term investments carry a degree of interest rate risk. We believe that the impact of a 10% increase or decline in interest rates would not be material to our investment income. We conduct business in the United States and around the world. Our most significant foreign currency transaction exposures relate to the United Kingdom, those Western European countries that use the euro as a common currency, Australia and Japan. We currently do not hedge against fluctuations in exchange rates. We believe that a hypothetical 10% upward or downward fluctuation in foreign currency exchange rates relative to the United States dollar would not have a material impact on our future earnings, fair values or cash flows.

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

                                    BUSINESS

OVERVIEW

     We are a leading provider of computer systems for both the emerging video-on-demand, or VOD, market through our Xstreme division and real-time applications through our Real-Time division. We provide VOD servers and related software, our VOD systems, primarily to residential cable television operators that have upgraded their networks to support interactive, digital services. We provide high-performance, real-time computer systems used for simulations, data acquisition and industrial process applications. We market our real-time computer systems to government agencies, government suppliers and commercial markets where the immediate capture and delivery of information is critical. Although almost all of our historical revenues were derived from our Real-Time division, we expect that substantially all of our future revenue growth will come from our Xstreme division, which began commercial sales in 1999.

     Our VOD systems consist of digital video servers and related software that enable digitally-upgraded cable operators to deliver VOD to their subscribers with digital set-top boxes. We have been selected to supply our VOD system for five of the domestic commercial launches and trials of VOD systems publicly announced by MSOs, including the largest and only system-wide commercial deployment at Time Warner Cable's Oceanic regional division in Oahu, Hawaii. We expect that all seven of the largest multiple system operators, or MSOs will begin deploying VOD services in one or more residential markets by mid-2001. We believe we are well-positioned to be a provider of choice to these MSOs.

     Initially, we focused our VOD business on the development of VOD systems designed to be compatible with Scientific-Atlanta digital cable equipment. In October 1999, we acquired Vivid Technology, and obtained server technology which we expect will ultimately be compatible with General Instrument digital cable equipment. As a result, we believe we are the only VOD system provider who will be able to offer technology compatible with both Scientific-Atlanta and General Instrument digital cable equipment, the two largest providers of digital headend equipment and digital set-top boxes used in the United States.

     Our initial VOD focus is on digitally-equipped domestic cable system operators. We also intend to focus on VOD opportunities in the international cable and digital subscriber line, or DSL, markets and in both the domestic and international educational markets. Although delivery of VOD over DSL currently is not practical in the United States, we will look for opportunities in the domestic DSL market.

THE VOD MARKET OPPORTUNITY

     VOD technology addresses the home video entertainment market. We believe that emerging VOD technology will enable cable providers to capture significant sales from large and stable home entertainment markets, such as home video rentals, and smaller and developing markets, such as pay-per-view, near VOD and personal video recorders by combining many of their best features and addressing their primary limitations.

     - Home video rentals have the greatest number of title selections but are the most inconvenient home video entertainment option. Limitations of home video rental include frequently out-of-stock popular titles, lack of convenience due to rental pickup and return requirements and substantial late fee penalties.

     - Pay-per-view and NVOD are more convenient options than store rentals but have limited titles and viewing times and no interactive capabilities. Pay-per-view, or PPV, allows the user to order specific programs at fixed times. Near VOD, or NVOD, is basically PPV available at successive shorter intervals. Limitations of PPV and NVOD include a limited selection of titles available for viewing, restrictions on viewing times and no VCR functionality, such as play, rewind, fast-forward and pause.

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

     - PPV/NVOD coupled with a personal video recorder has limited content and requires a significant up-front investment by the user. A personal video recorder is an additional set-top box computer that enables a user to have simultaneous program recording, content searching, and VCR functionality. Even when coupled with an NVOD or PPV service, a personal video recorder does not overcome certain limitations of PPV or NVOD, such as limited content availability. In addition, users are required to make a significant up-front expenditure to purchase the personal video recorder box.

     Ongoing technological developments have laid the groundwork for digitally-upgraded cable television operators to deliver VOD services to their digitally-enabled subscribers.

     - Cable system digital upgrades. MSOs are upgrading their networks to enable the delivery of digital content on an interactive basis. MSOs are upgrading traditional, one-way, low bandwidth, coaxial systems into two-way, high bandwidth, hybrid-fiber coaxial transmission systems. These new systems include additional fiber transmission lines and digital equipment at the system's headend and other locations in the network. These digitally-upgraded systems are capable of carrying a larger quantity of signals at a faster rate. The two-way upgrade allows for the introduction of new services, including VOD.

     - Digital set-top boxes. A variety of companies, including General Instrument (a division of Motorola), Scientific-Atlanta, Pioneer and Sony, are introducing a new generation of digital television set-top boxes with processing power similar to a personal computer. These digital set-top boxes allow the cable provider to offer a greater selection of digital services, such as VOD, advanced program guides, and interactive electronic commerce to homes with access to two-way cable transmission lines.

     - Content digitization. Digitization is the process by which entertainment content is converted from analog to digital format. Digital content is a sequence of tiny digital pieces, or "bits," which can be stored on disks and transmitted in the form of electronic signals. With the benefit of the latest digital compression technologies, digital content now requires even less storage space and more content can be simultaneously transmitted over cable wires, thus reducing the storage and transmission costs of delivering content to consumers. Many major movie studios, major television networks, premium channel providers, and other program and content creators are converting their most popular titles into a digital format.

     In the near term, we expect domestic MSOs will comprise the majority of our VOD system customer base. We believe that VOD is one of the key initiatives for MSOs as it provides an opportunity to leverage recent investments in their digitally-upgraded infrastructure with minimal additional capital expense. We believe the VOD product provides MSOs with the ability to differentiate their service offering in an effort to reduce subscriber turnover and access to new revenue generating opportunities from subscribers, advertisers and electronic commerce initiatives.

BUSINESS STRATEGY

     Our business objective is to become the leading provider of high quality VOD systems to domestic cable and international cable and DSL providers. Additionally, we intend to maintain our leadership position in the highest margin markets for real-time systems and services. Our strategy is comprised of the following primary initiatives:

     Gain Valuable Supplier Positions to Top Domestic MSOs. The market for providing VOD solutions to MSOs is rapidly evolving. By the end of calendar year 2001, we believe that each of the seven largest domestic MSOs will begin commercial distribution of residential VOD services. We have been selected to supply VOD systems for five of the publicly-announced commercial launches and trials of VOD systems, including the industry's largest and only system-wide commercial deployment located at Time Warner Cable's Oceanic regional division in Oahu, Hawaii. Our VOD sales team will continue to directly target these large MSOs. We believe that establishing strong relationships with these MSOs during the early stages of VOD service deployment will be important in developing and maintaining our share of the VOD market. Because of the rapid pace at which we expect MSOs to deploy VOD services and the difficulty in switching providers once a

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

provider's offering has been integrated into an MSO's systems, we believe that the initial selection by an MSO is critical to establishing market share.

     Expand our Operations Internationally. The rollout of residential VOD service internationally is expected to occur first over cable television systems and then over DSL-based systems. We currently are focusing on building our relationships with companies seeking to provide VOD services over cable or DSL networks in Europe, Asia and Australia. Our international sales strategy is to focus on three key customer segments: cable companies, telephone companies and educational institutions, including K-12 schools, universities and corporate training departments.

     Maintain Technological Leadership Position in VOD Server Systems. We have developed our VOD technology through internal research and development, acquisitions and relationships with third-party technology providers. We intend to continue to focus on the development of future VOD technologies in order to maintain our leadership position by creating higher stream density, new encryption techniques, personal video channel technologies and product enhancements for international markets.

     Identify and Pursue New Market Opportunities. We believe that our VOD technology can provide benefits to industries other than cable system providers. For instance, we believe the growth in intranet and distance learning provides a significant opportunity for deployment of VOD systems. Generally, we foresee addressing these additional markets through relationships with market-specific value added resellers, or VARs.

     Focus on the Highest Margin Real-Time Systems and Services Business. We intend to remain a leading supplier of high-performance, real-time computer systems, software and services. We have an established customer base, which we intend to continue to service by focusing on high-margin, microprocessor-based solutions.

COMMERCIAL LAUNCHES AND TRIALS

     We have been selected by Time Warner Cable, Cox Communications and Comcast Corporation, three of the seven largest MSOs, for VOD system deployments. Both Time Warner Cable and Cox have deployed our VOD systems for use with digital set-top boxes manufactured by Scientific-Atlanta. Comcast has selected our VOD system compatible with General Instrument digital set-top boxes for one of its trials and has selected a turnkey VOD solution offered by Intertainer, a provider of digital content on-demand, that incorporates our Scientific-Atlanta digital set-top box compatible VOD system for another trial.

     TIME WARNER CABLE

     Oahu, Hawaii. In June 1999, we began a trial of our VOD system for Oceanic Cable, a unit of Time Warner Cable based in Hawaii. This trial led to a full commercial launch of our VOD system in February 2000 over Oceanic's system in Oahu. The VOD system purchased by Oceanic consists of 15 MediaHawk video servers, which currently support approximately 3,500 independent video streams reaching approximately 40,000 digital subscribers. We believe the Oceanic VOD system represents the largest and only system-wide VOD commercial deployment in the world.

     Tampa Bay, Florida. In September 1999, Time Warner Cable selected our VOD system for a commercial launch in its Hillsborough County system in Tampa Bay, Florida, and subsequently in March 2000, they also selected our system for commercial launch in the Pinellas County system in Tampa Bay, Florida. Together the Hillsborough and Pinellas systems consist of approximately 800,000 cable subscribers and approximately 110,000 digital subscribers. These digital subscribers will be served initially with 10,000 independent video streams from 36 MediaHawk video servers.

     These systems are being rolled out in four phases. The initial test phase of the commercial deployment was completed in March 2000. The second phase was the deployment of servers and launch of service to Time Warner Cable employees on a system-wide basis in Hillsborough County which occurred in April 2000. We expect that the formal system-wide commercial launch to the approximately 50,000 digital subscribers in Hillsborough County will occur in the near future. The final phase will be the system-wide deployment and commercial launch to the approximately 60,000 digital subscribers in Pinellas County, which is expected to occur by mid-2000.

     COX COMMUNICATIONS

     We recently were selected by Cox for a commercial launch of our VOD system in Cox's San Diego, California market. This market consists of approximately 600,000 subscribers, with approximately 60,000 digital subscribers capable of receiving VOD services. We expect Cox to order MediaHawk video servers configured to support approximately 6,000 independent video streams. We expect this initial commercial launch to begin by September 2000.

     COMCAST CABLE CORPORATION

     Comcast selected our VOD system for a technical trial beginning in April 2000. Comcast has selected our General Instrument digital set-top box compatible VOD system for one of its trials and has selected a turnkey VOD solution offered by Intertainer that incorporates our Scientific-Atlanta digital set-top box compatible system for another trial.

OUR VOD SOLUTION

     Our VOD system allows MSOs to deliver VOD services over their digitally-upgraded cable infrastructure. Our VOD system is distributed over certain portions of this infrastructure, including the headend, hub or hubs, nodes and digital set-top boxes in subscribers' homes.

     - Headend. The headend is a cable system's network operations center where the cable company receives incoming programming for distribution over its network. The components of our VOD system typically located at the digitally-upgraded system operator's headend include a network manager, one or more video servers, back office software suite and system management and maintenance software.

     - Hub. The hub typically is a small facility with no onsite personnel containing the system operator's network equipment for video delivery and control. The components of our VOD system typically located at the system operator's hubs include one or more additional video servers.

     - Nodes. A node is a much smaller hub and typically is the last point of distribution before the digital set-top box in the user's home. Although we typically do not deploy any portion of our VOD system in nodes, our compact servers generally can fit in a node, if necessary or desirable.

     - Digital set-top box. The digital set-top box is located in the subscriber's home and is designed to receive transmissions from, and transmit data to, the system operator's network. Our digital navigator is run by the digital set-top box.

     When a subscriber selects a movie, a video stream is established between our video server and the digital set-top box in the subscriber's home via the network manager. The selected movie is accessed from the video server where it is stored at either a headend or a hub. The purchase is recorded by our back office software creating a billing and royalty record for the cable provider. The diagram below depicts a decentralized VOD delivery system.

                                    DIAGRAM

     We believe the flexibility and scalability of our VOD systems are attractive to MSOs. The scalability of our VOD systems allows them to be easily integrated into MSOs' existing system architectures which limits MSOs' implementation costs. In addition, because our servers are compact enough to fit in the smallest of hubs or nodes, they can be flexibly deployed for optimum performance.

PRODUCTS AND TECHNOLOGY

     XSTREME DIVISION

     Product. Our VOD systems integrate our core VOD technology, real-time and back-office software and readily-available commercial hardware platforms to provide interactive, time critical, VOD capabilities. We generally market our VOD products to MSOs as an end-to-end VOD solution. We also market the individual components of our VOD systems to VARs and systems integrators for inclusion in their VOD solutions. Our VOD systems include the MediaHawk video server, network manager, back office software, system management and maintenance software and digital navigator. The components of our system are described below:

     - MediaHawk video server. Our MediaHawk video servers are highly scalable, high-performance, open multiprocessor systems designed for the unique and demanding requirements of interactive VOD applications. The MediaHawk video server consists of a configuration of multiple content storage disks, stream processors and input/output interfaces. We can package our systems in customized configurations supporting various stream volumes, content storage options and centralized or distributed network configurations. Currently, each of our servers can support up to 384 video streams encoded at 3 Mbps, and the servers are deployed on independent rack systems capable of holding three servers. Multiple server racks can be located adjacent to each other.

     - Network manager. Our network manager or resource manager establishes the network connection that allows the video to be streamed to the home. The network manager is designed to route video streams in the most efficient manner available at any given time.

     - Residential back office software suite. Our back office software suite is an industry standard rational database supporting subscriber and provider data management. Our back office applications include customer access management, content distribution management, order management, royalty management, billing interfaces and marketing analysis.

     - Digital navigator. Our digital navigator allows the subscriber to select the movie on demand and maintain complete interactive control. Therefore, the subscriber can pause, fast forward, rewind or stop the movie having the same control as if they were using a VCR.

     - System management and maintenance software. Our system management and maintenance software is designed to detect failed components and reroute video streams bypassing the failed component. The monitoring software is also capable of providing system level status that notifies the cable operator that a maintenance activity is required.

     Product Discriminators. We believe our key VOD system discriminators include:

     - Multiple integration options. Our VOD systems have been designed to be compatible with a wide range of equipment and software employed by cable operators to deliver digital television service, including:

      -- Various digital set-top boxes. Our VOD systems are compatible with digital set-top boxes manufactured by each of the major domestic digital set-top box producers, including Scientific-Atlanta, General Instrument, Pioneer and Sony. This compatibility allows our customers to purchase our systems without concern about their current or future selection of set-top box producers. Furthermore, our system is capable of accommodating multiple headends, source content, navigators and workstation platforms;

      -- Existing and next-generation equipment. While newer generations of digital set-top boxes are capable of housing software used for interacting with users accessing VOD services, older digital set-top boxes may lack this capacity. Our VOD technology allows us to maintain this software remotely rather than in the actual digital set-top box which overcomes the major obstacle in transmitting VOD services through older generation digital set-top boxes. Thus, deployment of our VOD system is not necessarily contingent on the upgrading of currently deployed digital set-top boxes;

      -- Access devices. Our VOD systems are compatible with multiple access devices based on numerous technologies supporting delivery of VOD services, such as ethernet and ATM; and

      -- Billing systems. Both the existing and the emerging billing systems currently employed by MSOs can be used with our VOD systems.

     - Support for both distributed and centralized architectures. Our systems are designed to function equally well with distributed networks that minimize fiber optic bandwidth usage or centralized networks that support high-density populations that minimize facility requirements.

     - Highly scalable systems. Our systems are modular and therefore easily scalable. Utilizing our dual chassis, multiple cabinet designs, our customers can scale both video storage and stream capacity in various increments to allow for significant flexibility.

     - Comprehensive back office software suite. In addition to content management, order management, provider account management, customer access management, marketing analysis and billing functions, our back office software suite also supports e-commerce applications and subscriber data collection which enhances the revenue-generation capabilities of the VOD service provider.

     - Specialized video engine. Our video engine was designed specifically for the requirements of providing VOD services. As such, our video engine is capable of creating high stream density accommodating increasing levels of demand, simultaneous usage and expanding library content.

     - Fault tolerant system designs. Our VOD systems are designed with multiple layers of redundancy including fully redundant storage, power and cooling systems to provide seamless end-user viewing. Thus, system repairs can be made concurrently with delivery without any interruption to the end-user.

     - Variable bit-rate technology. Our variable bit-rate technology minimizes storage and bandwidth while maximizing video fidelity. This technology will become a key technology discriminator as higher-fidelity requirements such as high-definition television emerge.

     Next-Generation Product. We expect to begin shipments of our next generation MediaHawk video server by the end of calendar 2000. Through our internal research and development efforts, our acquisition of Vivid Technology and our technological strategic relationships, we have integrated new technologies that we believe will further enhance the attractiveness of our VOD solution into our new MediaHawk video server.

     Our next-generation VOD servers and software are designed to allow a single product to work in conjunction with cable equipment and digital set-top boxes produced by both Scientific-Atlanta and General Instrument. We expect that this dual-platform design will be attractive to MSOs as it will reduce the need for MSOs to maintain multiple VOD systems for both Scientific-Atlanta and General Instrument equipment.

     In addition, our next-generation VOD system will incorporate fiber-switching capability that will allow content to be shared over a network of MediaHawk video servers operated by a VOD provider, allowing the VOD provider to have extra content storage space by removing the need to duplicate the same content on multiple servers.

     Customer Service and Support. The basic customer service and support options offered to our VOD customers include software patches to correct problems in existing software, 24-hour parts replacement, product service training classes, limited onsite services and preventative maintenance services. In addition to these basic service and support options, we also offer, for additional fees, software upgrades and onsite hardware maintenance services.

     REAL-TIME DIVISION

     Our real-time systems are applicable to a wide range of application requirements, including high performance processing, high data throughput, predictable and repeatable response times, reliably meeting required deadlines, consistently handling peak loads, and better balancing of system resources. End uses of our systems include product design and testing, simulation and training systems, engine testing, range and telemetry systems, weather satellite data acquisition and forecasting, and intelligence data acquisition and analysis.

     Products. Our Real-Time division designs, develops and manufactures real-time computer systems and services for mission-critical applications. The real-time computer systems are specially designed to acquire, process, store, and display large amounts of rapidly changing information in real time with microsecond response. Our real-time products facilitate symmetric multiprocessing for a wide range of real-time applications including data acquisition, simulation and industrial systems. Each of our real-time products described below utilizes our proprietary PowerWorks operating system which is designed to run real-time applications over a full range of systems. The three principal products sold by our Real-Time division are:

     - Power Hawk. Power Hawk is our entry-level real-time computer system capable of running data acquisition, simulation and industrial systems applications;

     - PowerMAXION. The PowerMAXION is our mid-level system specifically targeted to the real-time data acquisition market; and

     - TurboHawk. The TurboHawk is our highest performance system targeted to the real-time simulation and data acquisition markets.

     Services. We provide real-time maintenance and customized services. Our service and support programs include rentals and exchanges, diagnostic and repair service, onsite services and preventive maintenance. We routinely offer long-term service and support of our products for as long as fifteen to twenty years. We also provide custom and integration engineering services in the design of special hardware and software to help our customers with their specific applications. We also offer classroom and on-site training, system and site performance analysis, and multiple vendor support planning.

STRATEGIC RELATIONSHIPS

     Scientific-Atlanta. In August 1998, we entered into an agreement with Scientific-Atlanta to jointly develop and market a VOD system. Under this agreement, we were enabled to receive early development releases from Scientific-Atlanta. In addition, we have jointly developed a system architecture that is compliant with the Time Warner Pegasus System. In exchange for Scientific-Atlanta's technical and marketing contributions, we issued Scientific-Atlanta warrants to purchase 2,000,000 shares of our common stock, exercisable at $5 per share over a four-year term. In addition, Scientific-Atlanta may in certain circumstances have the right to receive additional warrants to purchase up to a maximum of 8,000,000 additional shares of our common stock. The granting of these additional warrants will be based upon performance goals measured by the revenue we receive from sales of equipment to systems employing Scientific-Atlanta's equipment. The agreement with Scientific-Atlanta provides that each party will own the intellectual property that is created solely by its own employees as a part of the development process. With respect to intellectual property that is developed by employees of both Scientific-Atlanta and Concurrent, such intellectual property will be owned by Concurrent if the intellectual property represents an improvement upon Concurrent's products and will be owned by Scientific-Atlanta if the intellectual property represents an improvement upon Scientific-Atlanta's products.

     General Instrument. We jointly developed a specific return path protocol with General Instrument that allowed VOD services to be provided via General Instrument older-generation digital set-top boxes currently deployed by several MSOs. As a result of this relationship, we are one of only a few suppliers that can offer a complete end-to-end VOD system compatible with the currently-deployed General Instrument digital set-top boxes.

     Prasara Technologies. Under a joint development agreement with Prasara Technologies, a software company specializing in delivery of "on-demand" information, we jointly developed interactive and back-office VOD software specifically designed to meet the needs of MSOs. This software is currently integrated with all of our MediaHawk video servers using cable equipment provided by Scientific-Atlanta or equipment compatible with Scientific-Atlanta. The joint development agreement with Prasara provides for Concurrent to have exclusive ownership of most of the software modules that make up the back office software suite that accompanies the MediaHawk VOD server. Prasara has joint ownership with Concurrent of certain of the modules that make up the "back office" software suite. Each of Concurrent and Prasara must pay royalties to the other for their respective sales of products containing any of these jointly-owned software modules.

     Intertainer. We have worked with Intertainer, a VOD content provider seeking to market an end-to-end VOD solution, in integrating our VOD server into Intertainer's turnkey solution. Comcast selected Intertainer's VOD solution for a technical trial of VOD services to customers equipped with Scientific-Atlanta digital set-top boxes.

SALES

     We sell our systems in key markets worldwide through our direct field sales and support offices, as well as through VARs and systems integrators. As of March 31, 2000, we had 105 employees in our sales and marketing force. Due to the sales and marketing demands being generated by our emerging VOD business, we expect to increase our sales force during the next year.

     VOD

     Our VOD sales strategy primarily focuses on developing relationships with domestic MSOs and international cable and DSL providers. Our domestic sales force has significant experience as either employees of, or service providers to, the largest domestic MSOs, and, to date, we have been successful in leveraging the strength of that experience, as well as the strength of our MediaHawk video server, into opportunities for initial commercial launches of our VOD systems.

     We have reorganized our international VOD sales force into separate cable and telecommunications units and have hired an international business development manager to work with our strategic overseas partners.

     In our non-broadband markets on both the domestic and international fronts, we also intend to continue working with VARs and systems integrators who are seeking to integrate our VOD products into end-to-end or turnkey solutions sold into their target markets.

     REAL-TIME

     We sell our real-time systems in key markets worldwide through direct field sales and support offices, as well as through VARs and systems integrators. We currently employ 58 people worldwide as part of our real-time sales and marketing team.

CUSTOMERS

     VOD

     Currently, the largest purchasers of our VOD products are large, domestic MSOs who are seeking to offer VOD products to their digital set-top box equipped subscribers. As noted above, our VOD systems have been selected by Time Warner Cable, Cox and Comcast. We expect to rely on a limited number of cable system operators for a significant portion of our VOD revenue. If we are unsuccessful in establishing relationships with these customers or lose any of these customers, our business will be adversely affected.

     In January, 2000 we made our first significant DSL-related sale when Alcatel purchased one of our MediaHawk video servers in connection with its marketing of digital television services delivered over an Asynchronous Digital Subscriber Line (ADSL) network.

     In addition, we have sold our MediaHawk video server for use in the digital/interactive television, education and hospitality markets. Some of our customers in these markets are:

DIGITAL/INTERACTIVE TELEVISION                    EDUCATION                         HOSPITALITY
------------------------------                    ---------                         -----------
         Excite@home             University of North Carolina -- Chapel Hill   Domintel Concep, S.L.
         Horizon.com                       Wake Forest University
                                        Buddhist School -- Hong Kong

     We have also sold our MediaHawk video server to VAR's, including RPC Video, Kansas City Audio-Visual and Principal Communication, which integrate our product into the comprehensive VOD solutions offered to their customers.

     For the nine months ended March 31, 2000, three customers accounted for more than 46% of our total VOD revenue, including Time Warner Cable, which accounted for 41% of the VOD revenue.

     REAL-TIME

     We focus our real-time business on the simulation, data acquisition and industrial systems markets.

     Simulation. We are a recognized leader in developing real-time systems for simulation application. Primary applications include trainers/simulators for operators in commercial and military aviation, vehicle operation and power plants, mission planning and rehearsal and engineering design simulation for avionics and automotive labs. A key segment of this market for us are Hardware-In-The-Loop applications in which accurate simulations are constructed to verify hardware designs, thereby minimizing or eliminating entirely the need for expensive prototypes. We offer software applications that provide a real-time advantage to our customers and integrating these applications to provide complete solutions.

     Data Acquisition. We are a leading supplier of systems for radar control, data fusion and weather analysis applications, all of which require the ability to gather, analyze, and display continuous flows of information from simultaneous sources. Primary applications include environmental analysis and display, range and telemetry and command and control.

     Industrial Systems. We manufacture systems to collect, control, analyze, and distribute test data from multiple high-speed sources for industrial automation systems, product test systems (particularly engine tests), Supervisory Control and Data Acquisition systems and instrumentation systems. Our strategy to serve this market involves the employment of third-party software applications to provide a unique solution for our customers.

     Some of our customers in each of these markets are:

             SIMULATION                    DATA ACQUISITION       INDUSTRIAL SYSTEMS
             ----------                    ----------------       ------------------
               Boeing                          TRW, Inc                 United
           Lockheed Martin                   Logicon, Inc            Technologies
     Flight Safety International       Aerospatiale Aeronautique      BFGoodrich
           DaimlerChrysler               Dassault Electronique    Ford Motor Company
           CAE Electronics               Mitsubishi Precision       General Motors
                                                                   debis Systemhaus
                                                                   Lucas Aerospace

     In the fiscal year ended June 30, 1999, six customers accounted for more than 31% of our total real-time revenue and, in the nine months ended March 31, 2000, six customers accounted for approximately 32% of our total real-time revenue.

NEW PRODUCT DEVELOPMENT

     VOD

     Our research and development strategies with respect to our VOD solutions will focus on higher stream density, encryption techniques, personal video channel technology and product enhancements for international markets.

     Increased Stream Density. We believe we are the only provider of VOD systems employing fiber channel technology. Fiber channel provides the highest bandwidth/connectivity technology that is commercially available. We intend to continue leveraging techniques that allow this technology to create higher stream density and superior connectivity. We expect this will result in even more efficient distributed and centralized VOD system architectures.

     Encryption Techniques. Encryption techniques will need to become integral to our VOD system to maintain a high level of security designed to discourage content piracy and encourage content providers, such as movie studios, to provide market windows that will be consistent with the movie rental distribution channel. In addition, we plan to develop an open encryption system to support various encryption methodologies.

     Personal Video Channel. We plan to add personal video channel capability to our current residential cable VOD system. The personal video channel will allow the subscriber to record, pause and rewind live broadcasts effectively providing "TV on demand." We expect this server capability will have advantages over personal home video recorders by providing more storage capacity and the ability to record multiple channels simultaneously.

     International Markets. Our strategy is to leverage our domestic success and add capability to the existing VOD system that will enable us to market our VOD system to international cable and DSL providers. Enhancements will include network equipment integration, legacy billing system integration and set-top box integration. Specific integration tasks and partnerships will be opportunity driven as the international market develops.

     REAL-TIME

     Our real-time product development has emphasized high-performance and cost-effective scalable architectures to allow a high degree of flexibility to the end user. New product development in real-time included new hardware and software to add symmetrical multiprocessing capabilities to the Power Hawk line of computers.

COMPETITION

     Both our Xstreme and Real-Time divisions operate in highly-competitive environments, driven by rapid technological innovation. Due in part to the range of performance and applications capabilities of our products, we compete in various markets against a number of companies.

     The market for VOD systems is relatively new, highly competitive and rapidly evolving. Since there have been limited commercial deployments of VOD systems to date, the respective market shares of companies competing in the VOD market are uncertain. In the VOD market, our competitors currently include the following:

     - in the domestic cable and international cable and DSL market -- principally, SeaChange International Inc., nCUBE and Diva Communications; and

     - in the education market -- principally, Silicon Graphics, Inc., Cisco Systems, Inc. and International Business Machines Corp., as well as local systems integrators.

     We also compete with a number of companies in our real-time business. These competitors can be categorized as follows:

     - major computer companies that participate in the real-time business by layering specialized hardware and software on top of, or as an extension of, their general purpose product platforms, including principally Compaq Computer Corporation and Hewlett-Packard Corporation;

     - other computer companies that provide solutions for applications that address specific characteristics of real-time, such as fault tolerance or high performance graphics, including Silicon Graphics, Inc. and Compaq Computer Corporation;

     - general purpose computing companies that provide a platform on which third-party vendors add real-time capabilities, including International Business Machines Corp. and Sun Microsystems, Inc.; and

     - single board computer companies that provide board-level processors that are typically integrated into a customer's computer system, including Force Computers, Inc. and Motorola, Inc.

     Due to the rapidly evolving markets in which we compete, additional competitors with significant market presence and financial resources, including computer hardware and software companies, content providers and television equipment manufacturers, including digital set-top box manufacturers, may enter those markets, thereby further intensifying competition. Our future competitors also may include one or more of the parties with which we currently have a strategic relationship. Although we have proprietary rights with respect to much of the technology incorporated in our VOD and real time systems, our strategic partners have not agreed to refrain from competing against us. Many of our current and potential future competitors have longer operating histories, significantly greater financial, technical, marketing and other resources than us, and greater brand name recognition. In addition, many of our competitors have well-established relationships with our current and potential customers and have extensive knowledge of our industries.

INTELLECTUAL PROPERTY

     We rely on a combination of contracts and copyright, trademark and trade secret laws to establish and protect our proprietary rights in our technology. We distribute our products under software license agreements which grant customers perpetual licenses to our products and which contain various provisions protecting our ownership and confidentiality of the licensed technology. Our source code of our products is protected as a trade secret and as an unpublished copyright work. In addition, in limited instances, we license our products under licenses that give licensees limited access to the source code of certain of our products, particularly in connection with our strategic alliances.

     Despite precautions taken by us, however, there can be no assurance that our products or technology will not be copied or otherwise obtained and used without authorization. In addition, effective copyright and trade secret protection may be unavailable or limited in certain foreign countries. We believe that, due to the rapid pace of innovation within its industry, factors such as the technological and creative skills of our personnel are more important to establishing and maintaining a technology leadership position within the industry than are the various legal protections of our technology.

     We have entered into licensing agreements with several third-party software developers and suppliers. Generally, such agreements grant us non-exclusive, worldwide licenses with respect to certain software provided as part of computers and systems marketed by us and terminate on varying dates.

GOVERNMENTAL REGULATION

     We are subject to various international, U.S. federal, state and local laws affecting our business. Any finding that we have been or are in noncompliance with such laws could result in, among other things, governmental penalties. Further, changes in existing laws or new laws may adversely affect our business.

     The television industry is subject to extensive regulation in the United States and other countries. Our VOD business is dependent upon the continued growth of the digital television industry in the United States and internationally. Television operators are subject to extensive government regulation by the FCC and other federal and state regulatory agencies. These regulations could have the effect of limiting capital expenditures by television operators and thus could have a material adverse effect on our business, financial condition and results of operations. The enactment by federal, state or international governments of new laws or regulations could adversely affect our cable operator customers, and thereby materially adversely affect our business, financial condition and results of operations.

ENVIRONMENTAL MATTERS

     We purchase, use, and arrange for certified disposal of chemicals used in the manufacturing process at our Pompano Beach facility. As a result, we are subject to federal and state environmental protection and community right-to-know laws. Violations of such laws, in certain circumstances, can result in the imposition of substantial remediation costs and penalties. We believe we are in compliance with all material environmental laws and regulations.

PROPERTIES

     Our headquarters as well as our principal sales, marketing, research, development and administrative offices for our Xstreme division occupy approximately 25,000 square feet of office space in Duluth, Georgia, a suburb of Atlanta, under a lease expiring in 2006. Our principal real-time offices and manufacturing facilities are located in approximately 70,000 square feet of space in Pompano Beach, Florida. We also lease sales, research and development and service facilities in Ocean Port, New Jersey and Chalfont, Pennsylvania.

     In addition to our domestic facilities, we also lease space in various international locations for use as sales and service offices, research centers and warehousing.

EMPLOYEES

     As of March 31, 2000, we employed 430 employees worldwide. Approximately 304 of these employees were employed in the United States. We employed 78 employees in our Xstreme Division and 301 employees in our Real-Time division. Our employees are not unionized.

LEGAL PROCEEDINGS

     From time to time, we may be involved in litigation relating to claims arising out of our ordinary course of business. We are not presently involved in any material legal proceedings.

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

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth specific information regarding our directors, executive officers and other key employees as of May 31, 2000.

NAME                                              AGE                        POSITION(S)
----                                              ---                        -----------
Morton E. Handel................................  65    Chairman of the Board and Director
Steve G. Nussrallah.............................  49    President and Chief Executive Officer, Acting
                                                          President, Xstreme Division and Director
Daniel S. Dunleavy..............................  46    President, Real-Time Division
Steven R. Norton................................  38    Executive Vice President, Chief Financial Officer and
                                                          Secretary
Robert E. Chism.................................  46    Vice President, Development, Xstreme Division
Robert T. Menzel................................  46    Vice President, Sales, Real-Time Division
David S. Morales................................  38    Vice President, International Sales and Marketing,
                                                          Xstreme Division
David Nicholas..................................  45    Vice President, North America Cable Sales, Xstreme
                                                          Division
Michael A. Brunner..............................  66    Director
Bruce N. Hawthorne..............................  50    Director
C. Shelton James................................  60    Director
Richard P. Rifenburgh...........................  68    Director
E. Courtney Siegel..............................  49    Director

     Morton E. Handel has served as Chairman of the Board since April 2000. Mr. Handel has been a director since June 1991 and from November 1996 to October 1997 served as our Chairman of the Board. He is President of S&H Consulting, Ltd., a privately held investment and consulting company. He also is President and Chief Executive Officer of Ranger Industries, Inc., formerly Coleco Industries, Inc., a publicly held company and formerly a manufacturer of toys and games. From 1988 to 1990, he served as Chairman of the Board and Chief Executive Officer of Coleco Industries. He currently is Chairman of the Board of Marvel Enterprises, a New York Stock Exchange-listed toy and entertainment company, a director of Linens 'n Things, Inc., a retailer of household products since May 1999, and a former director of CompUSA Inc., a New York Stock Exchange-listed technology products retailer. He is also a former Vice Chairman of the Board of Regents of the University of Hartford, and serves on the boards of several not-for-profit entities.

     Steve G. Nussrallah has served as our President and Chief Executive Officer since January 2000. From January 1999 to December 1999, Mr. Nussrallah was the President of our Xstreme division and continues to serve as Acting President of our Xstreme division. From March 1996 to March 1998, he served as President and Chief Operating Officer of Syntellect Inc., a publicly-held supplier of call center solutions to the cable television industry. From January 1990 to March 1996, Mr. Nussrallah served as President and Chief Operating Officer of Telecorp Systems Inc., a privately held supplier of call center solutions, which was acquired by Syntellect Inc. in March 1996. From 1984 to 1990, Mr. Nussrallah was employed by Scientific-Atlanta, a publicly held provider of digital communications equipment. He initially served as vice president of engineering for Scientific-Atlanta's cable television operation and later served in positions of increasing responsibility, including Vice President and General Manager of its Subscriber Business Unit.

     Daniel S. Dunleavy has served as President of our Real-Time division since April 1999. From October 1997 to April 1999, Mr. Dunleavy was our Chief Operating Officer and from June 1997 to April 1999, he served as our Executive Vice President. From June 1996 to June 1997, he was our Executive Vice President, Chief Financial Officer and Chief Administrative Officer. From October 1994 to June 1996, Mr. Dunleavy served as our Vice President, Chief Financial Officer and Chief Administrative Officer. From February 1991 to October 1994, he was Vice President, Strategic Alliances and International Operations of the Harris Computer Systems Division of Harris Corporation, a computer systems provider specializing in real-time applications. After joining Harris Corporation in 1978, Mr. Dunleavy served in various positions of increasing responsibility, including Controller of the Harris Computer Systems Division from 1988 until 1991.

     Steven R. Norton has served as our Executive Vice President and Chief Financial Officer since October 1999. From March 1996 to April 1999, Mr. Norton was Vice President of Finance and Administration for LHS Group, Inc., a publicly held provider of services to communications services providers and Chief Financial Officer for one of its subsidiaries, LHS Communications Systems, Inc. Prior to his employment with LHS, he was an Audit Senior Manager for Ernst &Young and KPMG LLP.

     Robert E. Chism has served as Vice President, Development, of our Xstreme division since April 1999. From June 1996 to April 1999, he served as our Vice President, Development. From October 1994 through June 1996, he served as Vice President, Technical and Production Operations of Harris Computer Systems Corporation. In June 1993, he joined the Harris Computer Systems Division of Harris Corporation as Director, Simulation Business Area. Before joining the Harris Computer Systems Division, he held diverse engineering, program management and marketing assignments in computer and related industries with General Electric Company, a diversified industrial corporation, and from May 1978 to June 1993 he was Subsection Manager of Satellite Command and Data Handling.

     Robert T. Menzel has served as Vice President, Worldwide Sales and Marketing, of our Real-Time division since April 1999. He served as our Vice President, real-time systems from June 1997 to March 1999, and our Vice President, North American Sales, from June 1996 to February 1997. From June 1996 to June 1997 he was our Vice President, Interactive Video-on-Demand. Mr. Menzel was Vice President, General Manager of the Trusted Systems Division of Harris Computer Systems Corporation from April 1995 to June 1996, and he served as Vice President, National Sales of Harris Computer Systems Corporation from October 1994 to April 1995.

     David S. Morales has served as Vice President, International Sales and Marketing, of our Xstreme division since August 1999. From April 1996 to May 1999, he was Corporate Vice President, International of Syntellect. From June 1989 to April 1996 he was employed at Scientific-Atlanta, serving in positions of increasing responsibility, including President, Latin America and CEO of one of Scientific-Atlanta's joint venture companies.

     David M. Nicholas has served as Vice President, North America Cable Sales, of our Xstreme Division since March 1999. From September 1995 to February 1999, he served as Executive Vice President of Pioneer New Media Technologies, Inc. a provider of audio video products. From August 1993 to August 1995, he served as Vice President and General Manager of Texscan Network Systems, a privately held provider of advertising insertion solutions. Prior to that time, he served in various positions at Pioneer Communications of America, Panasonic Industrial, and Magnavox.

     Michael A. Brunner has served as a director since November 1994. From 1986 to 1992, Mr. Brunner was President, AT&T Federal Systems, a division of AT&T focused on federal communications and computer systems programs. During a career that spanned over 37 years, he also served in additional management, operating, sales, accounting and personnel positions with AT&T.

     Bruce N. Hawthorne has served as a director since February 2000. Mr. Hawthorne has been a partner in the law firm of King & Spalding since 1982. He chairs King & Spalding's telecommunications industry practice and has broad experience in mergers and acquisitions, strategic joint ventures and corporate finance.

     C. Shelton James has served as a director since July 1996. From May 1991 to October, 1999, Mr. James served as Chief Executive Officer of Elcotel, Inc., a public company that manufactures telecommunications equipment. From May 1994 until June 1999, Mr. James was also President of Fundamental Management Corporation, an investment management firm specializing in active investment in small capitalization companies, where he also was Executive Vice President from 1990 to April 1993. In addition, Mr. James was a director of Fundamental Management Corporation from May 1994 to February 2000. Prior to 1990,

Mr. James was Executive Vice President of Gould, Inc., a diversified electronics company, and President of Gould's Computer Systems Division. Mr. James is a director of CSPI, DRS Technologies, SK Technologies, Inc. and Technisource, Inc.

     Richard P. Rifenburgh has served as a director since June 1991. Mr. Rifenburgh is Chairman of the Board of Moval Management Corporation, a privately held company specializing in restoring companies in financial distress. He is, or in the past five years has been, a director of the following public companies: Tristar Corporation since June 1992 and Chairman since August 1992; Aris Technologies Inc., an industry leader in proprietary digital audio watermarking systems and solutions; and CyberGuard Corporation since June 1996. His experience also includes three years as a general partner of Hambrecht & Quist Venture Partners; one year as Chairman of the Board and CEO of GCA Corporation, a publicly held manufacturer of semiconductor manufacturing equipment; founder of Mohawk Data Sciences Corporation, a publicly held manufacturer of computer equipment in 1964 and later serving as Chairman of the Board through 1974; and two years (1975 and 1976) as Chairman of the Board of the Communications and Computer Industry Association.

     E. Courtney Siegel has served as a director since July 1996. From October 1997 to March 2000, he was Chairman of the Board and from June 1996 to December 1999, was President and Chief Executive Officer. From October 1994 to June 1996, Mr. Siegel served as Chairman, President and Chief Executive Officer of Harris Computer Systems Corporation, and from 1990 to June 1996, Mr. Siegel served as Vice President, General Manager of the Harris Computer Systems Division of Harris Corporation. Mr. Siegel's twenty-year career in the computer technology field includes serving as Vice President of standoff weapons at Rockwell International Corporation, a producer of electronics, aerospace, automotive and graphics equipment, and as Vice President of Harris Government Support Systems Division's Orlando Operation.

     Our executive officers serve at the discretion of the board of directors. There are no family relationships among any of our directors or executive employees.

BOARD COMPOSITION

     Our board of directors currently consists of seven members. Our directors are nominated by the board of directors or our stockholders and are elected by our stockholders. From time to time as required, the directors then in office may by majority vote of the directors fill vacancies on the board, newly created directorships and expired terms of directors. A director appointed by the board of directors serves until a successor has been chosen by the stockholders.

BOARD COMMITTEES

     The board of directors has established an Executive Committee, an Audit Committee and a Compensation Committee. Mr. Nussrallah is a non-voting ex officio member of all committees of which he is not otherwise a member.

     The Executive Committee of our board of directors consists of Messrs. Siegel (Chairman), Handel and Rifenburgh. The Committee has, to the extent legally permitted, the power and authority of the board of directors during interim periods between meetings of the full board.

     The Audit Committee of our board of directors consists of Messrs. James (Chairman), Rifenburgh and Handel. The Audit Committee reviews our financial statements and accounting practices and makes recommendations to our board of directors regarding the selection of independent auditors.

     The Compensation Committee of our board of directors consists of Messrs. Brunner (Chairman) and Handel. The Compensation Committee makes recommendations to the board of directors concerning salaries and incentive compensation for our officers and employees and, subject to limitations, administers our benefits plans.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The members of our Compensation Committee are currently Messrs. Brunner and Handel, neither of whom have ever been an officer or employee of our company. Before establishing the Compensation Committee, the board of directors as a whole performed the functions now delegated to the Compensation Committee. None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers who serve on our board of directors or Compensation Committee.

DIRECTOR COMPENSATION

     Our non-employee directors receive a $15,000 annual retainer payable upon election as a director at the annual meeting of stockholders and $2,000 per meeting, including supplemental meetings in person with management where the business to be conducted cannot reasonably be accomplished during any scheduled meeting times and is necessary in furtherance of the required duties of a director. In any event, meeting fees do not exceed $2,000 per day for attendance at board, committee and supplemental meetings regardless of the number of meetings attended on a given day. A pro rata amount is paid to any non-employee who becomes a director thereafter, payable at the time of becoming a non-employee director. Non-employee directors who serve as a chairman of a committee of the board of directors receive $4,000 per annum, payable quarterly at the end of a quarter.

     Our 1991 Restated Stock Option Plan currently provides that options may not be granted to non-employee directors. However, upon the initial election of a non-employee director, the non-employee director will automatically receive an option to purchase 20,000 shares of our common stock, and on the date of each successive annual meeting of our stockholders, each non-employee director will automatically receive an option to purchase 10,000 shares of our common stock. The options are fully vested non-statutory options and are priced at 100% of the fair market value of our common stock on the date of grant. Any unexercised options terminate upon the earlier to occur of (1) the tenth anniversary of the date of grant or (2) three years following retirement from the board of directors.

EXECUTIVE COMPENSATION

     The following table sets forth information concerning compensation earned in the fiscal years ended June 30, 1999, 1998 and 1997, for (1) our former and current Chief Executive Officers and (2) our four other most highly compensated executive officers who earned more than $100,000 in salary and bonus during the fiscal year ended June 30, 1999. These people are referred to as the named executive officers.

                           SUMMARY COMPENSATION TABLE

                                                                         LONG-TERM
                                                                        COMPENSATION
                                                        ANNUAL          ------------
                                                    COMPENSATION(1)      SECURITIES
                                                  -------------------    UNDERLYING       ALL OTHER
NAME AND PRINCIPAL POSITION                YEAR    SALARY     BONUS      OPTIONS(2)    COMPENSATION(3)
---------------------------                ----   --------   --------   ------------   ---------------
E. Courtney Siegel(4)....................  1999   $300,000   $ 97,500       75,000         $ 9,600
  Former Chairman, President               1998    300,000    185,250       60,000           9,600
  and Chief Executive Officer              1997    300,000    200,000      250,000          17,898
Steve G. Nussrallah(5)...................  1999    122,000     46,875    1,250,000           6,347
  President and Chief                      1998         --         --           --              --
  Executive Officer                        1997         --         --           --              --
Daniel S. Dunleavy.......................  1999    200,000     40,000       40,000           9,241
  President, Real-Time                     1998    186,000     76,000      130,000          11,159
  Division                                 1997    160,000     64,000       80,000           9,561
Michael N. Smith(6)......................  1999    145,600     33,000       25,000           9,600
  Former Vice President,                   1998    145,600     62,700       20,000           9,600
  Marketing, Xstreme Division              1997    145,600     65,520       80,000           8,701
Robert T. Menzel.........................  1999    140,000     34,000       25,000           9,600
  Vice President, Sales,                   1998    139,200     64,600       20,000           9,740
  Real-Time Division                       1997    134,600     61,000       80,000           8,077
Karen G. Fink(7).........................  1999    125,000     20,000       25,000           9,600
  Former Vice President, General           1998    125,000     38,000       20,000           9,478
  Counsel and Secretary                    1997    125,000     35,000      400,000          16,350

------------

(1) None of the executive officers named in the Summary Compensation Table received personal benefits in excess of the lesser of $50,000 or 10% of total compensation during fiscal 1999, 1998 or 1997.
(2) For fiscal 1998, includes a special grant of stock options for 100,000 shares awarded to Mr. Dunleavy in consideration of his assumption of the additional position of Chief Operating Officer in October 1997. For fiscal 1997, consists of options issued to Messrs. Siegel, Dunleavy, Menzel and Smith to replace a corresponding number of performance-based options granted in fiscal 1996, which were cancelled in fiscal 1997.
(3) Represents our matching contribution during the year to the person under our Retirement Savings Plan, a defined contribution plan. For fiscal 1997, also includes $9,583 paid to Ms. Fink in connection with her relocation.
(4) Effective January 1, 2000, Mr. Siegel ceased to be our President and Chief Executive Officer. Effective April 1, 2000, Mr. Siegel ceased to be our Chairman of the Board.
(5) Effective January 1, 1999, Mr. Nussrallah became our President, Xstreme Division. The compensation reported is for six months of the fiscal year. Effective January 1, 2000, Mr. Nussrallah became our President and Chief Executive Officer.
(6) Effective November 12, 1999, Mr. Smith ceased to be our Vice President, Marketing, Xstreme Division.
(7) Effective September 2, 1999, Ms. Fink ceased to be our Vice President, General Counsel and Secretary.

STOCK OPTIONS

     The following table shows all grants of stock options to the executive officers named in the Summary Compensation Table during fiscal 1999. No stock appreciation rights were granted during fiscal 1999.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                            INDIVIDUAL GRANTS                        POTENTIAL REALIZABLE VALUE
                       -----------------------------------------------------------     AT ASSUMED ANNUAL RATES
                        NUMBER OF      PERCENT OF                                    OF STOCK PRICE APPRECIATION
                       SECURITIES     TOTAL OPTIONS                                      FOR OPTION TERM ($)
                       UNDERLYING      GRANTED TO                                    ---------------------------
                         OPTIONS      EMPLOYEES IN     EXERCISE PRICE   EXPIRATION
NAME                   GRANTED (#)   FISCAL 1999 (%)   PER SHARE ($)       DATE           5%            10%
----                   -----------   ---------------   --------------   ----------   ------------   ------------
E. Courtney Siegel...       75,000          4.7%           $2.91          8/14/08     $  137,256     $  347,834
Steve G.
  Nussrallah.........    1,000,000(1)      62.2             2.75         11/17/08      1,729,460      4,382,791
                           250,000(2)      15.5             2.75         11/17/08        432,365      1,095,698
Daniel S. Dunleavy...       40,000(1)       2.5             2.91          8/14/08         73,203        185,511
Michael N. Smith.....       25,000(1)       1.6             2.91          8/14/08         45,752        115,944
Robert T. Menzel.....       25,000(1)       1.6             2.91          8/14/08         45,752        115,944
Karen G. Fink........       25,000(1)       1.6             2.91          8/14/08         45,752        115,945

------------

(1) The term of the stock option is 10 years and each option is exercisable in installments of one-third over three years. The exercise price is the fair market value of a share of common stock on the date of grant.
(2) The term of the stock option is 10 years and it is exercisable in full on the third anniversary of the date of grant. The exercise price is the fair market value of a share of common stock on the date of grant.

YEAR-END OPTION VALUES

     The following table provides information with respect to the number and value of unexercised options to purchase our common stock held by the executive officers named in the Summary Compensation Table at June 30, 1999.

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                            AND FY-END OPTION VALUES

                                                           NUMBER OF SECURITIES
                                                          UNDERLYING UNEXERCISED      VALUE OF UNEXERCISED IN-THE-
                                                             OPTIONS AT FISCAL           MONEY OPTIONS AT FISCAL
                              NUMBER OF                          YEAR-END                      YEAR-END(1)
                           SHARES ACQUIRED    VALUE     ---------------------------   -----------------------------
NAME                         ON EXERCISE     REALIZED   EXERCISABLE   UNEXERCISABLE   EXERCISABLE    UNEXERCISABLE
----                       ---------------   --------   -----------   -------------   ------------   --------------
E. Courtney Siegel.......           --             --    1,020,000        365,000      $4,309,000      $1,420,500
Steve G. Nussrallah......           --             --           --      1,250,000              --       4,450,000
Daniel S. Dunleavy.......      147,857       $622,478      215,477        206,666         913,559         823,263
Michael N. Smith.........           --             --      326,667        118,333       1,380,202         460,598
Robert T. Menzel.........           --             --      326,667        118,333       1,380,202         460,598
Karen G. Fink............      171,905        728,654       48,096        224,999         202,464         909,662

------------

(1) Based on the closing price of our common stock on June 30, 1999 ($6.31) less the aggregate exercise price.

BENEFITS PLANS

     1991 RESTATED STOCK OPTION PLAN

     Our 1991 Restated Stock Option Plan became effective on January 31, 1992, the date the plan was approved by our stockholders. The 1991 Restated Stock Option Plan provides for the grant of stock options intended to qualify as incentive stock options under Section 422 of the Code of the Internal Revenue Code of 1986, as amended, and stock options not intended to qualify under
Section 422. Incentive stock options under the plan may only be granted to our employees and to employees of our subsidiaries. Non-qualified stock options may be granted to our employees and consultants and employees and consultants of designated affiliated companies. The plan also provides for automatic grants of non-qualified stock options to directors who are not our employees or employees of a designated affiliated company, in accordance with a formula set forth in the plan. In addition, the plan allows for the grant of stock appreciation rights (in connection with stock options), restricted common stock awards and cash out of options granted under the plan.

     As of March 31, 2000, we had reserved an aggregate of 6,352,033 shares of our common stock under the plan, of which options to purchase 5,762,288 shares were outstanding and 589,745 shares were available for future grants. No shares of restricted common stock or stock appreciation rights have been granted under the plan.

     The plan is administered by a Stock Award Committee comprised of members of the Compensation Committee of the board of directors. The Stock Award Committee has the power to construe and interpret the plan and determine the terms of the stock options and other awards granted under the plan, including who may receive option grants, the time or times when the grants are to be made, the number of shares subject to an option, the exercise price for the option, the status of an option as either an incentive stock option or a non-qualified stock option, the vesting schedule of each option and the maximum term for each option. In addition, the Stock Award Committee may substitute new stock options for previously granted stock options, including options previously granted with higher exercise prices.

     Although the Stock Award Committee determines the exercise price of options granted under the plan, in the case of incentive stock options, the exercise price must at least equal the fair market value of our common stock on the date of grant, and in the case of non-qualified stock options, the exercise price must be no less than 50% of fair market value. Additionally, the term of an incentive stock option may not exceed ten years, and the term of a non-qualified stock option may not exceed ten years and one day.

     The exercise price for any options granted under the plan may be paid in cash, by check or, upon approval of the Stock Award Committee, in shares of our common stock valued at fair market value on the exercise date. The Stock Award Committee also may provide for an option to be exercised through a broker-facilitated cashless exercise procedure.

     After termination of one of our employees or consultants due to death or disability, the option generally will remain exercisable, to the extent previously vested, for the lesser of one year and one day after termination or the balance of the option's term. In all other cases, the option generally will expire immediately, unless termination is involuntary and without cause, in which case, the option will remain exercisable, to the extent previously vested, for the lesser of three months and one day after termination or the balance of the option's term.

     Upon the initial election of a non-employee director to the board of directors, the non-employee director automatically will receive an option under the plan to purchase 20,000 shares of our common stock. On the date of each successive annual meeting of stockholders, the director under the plan automatically will receive an additional option to purchase 10,000 shares of our common stock. The options are fully vested non-qualified stock options, priced at 100% of the fair market value of our common stock on the date of grant, and each option terminates upon the earlier to occur of the tenth anniversary of the date of grant or three years following retirement from the board of directors.

     No option granted under the plan is transferable by an optionee other than by will or the laws of descent and distribution, and an option may be exercised during the lifetime of an optionee only by the optionee or the optionee's guardian or legal representative. With limited restrictions, shares of our common stock subject to options or other awards that are not exercised during their term, or that are otherwise forfeited, will again become available for the grant of new awards under the plan.

     Unless otherwise stipulated in the employment contract of the executive officers of the Company, the officer shall continue to vest in the options granted through the severance period and the options shall remain exercisable until their expiration ten years from the date of grant in the event of involuntary termination of employment.

     Subject to any additional conditions and restrictions that the Stock Award Committee may determine at the time of granting an award, the plan provides that in the event we have a change of control, all outstanding options will become exercisable immediately and all restrictions affecting outstanding restricted common stock awards under the plan will lapse. Under the plan, a change of control in general will occur upon (1) the acquisition, directly or indirectly, of 20% or more of our voting securities by a specified person or group, (2) a change in the majority membership of the board of directors in which the majority members have not been approved by continuing directors of the board of directors or (3) the approval by our stockholders of our merger or consolidation with or into another corporation, our liquidation or the sale or disposition of substantially all of our assets.

     In some of the individual option grants under the plan, the Stock Award Committee has placed additional conditions on the acceleration of the exercise right of stock options after a change of control, imposing in effect a two trigger requirement to fully exercise an option upon a change of control: first, there must be a change of control; and second, the optionee must be involuntarily terminated. Furthermore, if the involuntary termination occurs (1) after we or a successor company cease to be a public company or (2) following a change of control in which we are not the surviving company, optionees will be cashed out of their options to the extent not previously exercised.

     The plan automatically will terminate on January 31, 2002, unless we terminate it sooner. The board of directors has the authority to amend or terminate the plan, subject to any shareholder approval required by applicable law, provided such amendment or termination does not adversely affect any award previously granted under the plan without the award holder's consent.

     RETIREMENT SAVINGS PLAN

     Our Retirement Savings Plan is a defined contribution plan that is a
Section 401(k) profit-sharing plan qualified under Section 401 of the Code. Eligible employees may elect to reduce their current compensation by 1% to 19% of pay and have the amount of such reduction contributed to the Retirement Savings Plan on a pre-tax basis, subject to statutorily prescribed limits. We may make matching or profit-sharing contributions to the Retirement Savings Plan in amounts to be determined annually by the board of directors. For the years ended June 30, 1997, 1998 and 1999, we have matched 100% of employees' Retirement Savings Plan contributions up to 6%. Any matching or profit-sharing contributions are subject to a vesting schedule set forth in the plan.

     VIVID TECHNOLOGY, INC. 1998 EQUITY COMPENSATION PLAN

     We assumed the Vivid Technology, Inc. 1998 Equity Compensation Plan in connection with our acquisition of Vivid Technology in October 1999. As a result of the acquisition, each outstanding stock option under the 1998 Equity Compensation Plan to purchase shares of common stock of Vivid Technology was converted into an option to purchase 2.67831 shares of our common stock. As of the date of the acquisition, there were stock options outstanding under the 1998 Equity Compensation Plan to purchase an aggregate of 378,983 shares of our common stock, and there were no restricted common stock awards outstanding under the plan. Pursuant to a resolution of the board of directors, we will no longer grant options or restricted common stock under the 1998 Equity Compensation Plan, and therefore, there are no shares of our common stock available for future grants under the plan. The board of directors may, in its discretion, terminate the 1998 Equity Compensation Plan at any time; however, outstanding awards will not be affected by the termination.

     The Compensation Committee administers the 1998 Equity Compensation Plan. Because no further awards may be made under the 1998 Equity Compensation Plan, the Compensation Committee's authority with respect to the plan generally is limited to administering and interpreting the plan with respect to each currently outstanding stock option, subject to the terms, conditions and limitations set forth in the plan.

     An optionee may exercise an option granted under the 1998 Equity Compensation Plan while he or she is in our employ or service and within 90 days after termination of employment or service, but no later than 10 years after the date of grant, unless termination is for cause or due to death or disability. If termination is for cause, the option will terminate immediately, and if termination is a result of disability or death, the option may be exercised no later than one year following the termination.

EMPLOYMENT AGREEMENTS

     Steve G. Nussrallah. In January 2000, we entered into an amended and restated employment agreement with Steve G. Nussrallah, our President and Chief Executive Officer.

     - Mr. Nussrallah is paid an annual salary of $318,000 and an annual target bonus for the achievement of performance objectives established by our board of directors, or a committee thereof, equal to 65% of his annual base salary. For superior performance, the bonus opportunity may be increased up to two times his annual target bonus.

     - The term of his employment will continue until terminated by us or Mr. Nussrallah.

     - The agreement provides for the payment of two times his annual salary and target bonus to be paid in accordance with our normal salary payment procedures and immediate vesting of one-third of his 1,250,000 options if the termination was other than:

      (1) for cause, such as the commission of a felony, embezzlement, material dishonesty against us, or gross negligence in the performance of duties;

      (2) due to Mr. Nussrallah's disability or death; or

      (3) within three years after a change of control.

     - If Mr. Nussrallah resigns subsequent to June 15, 2000, he will be entitled to the same benefits as if he was terminated without cause.

     - If Mr. Nussrallah's employment is terminated for cause or disability, or if he resigns, he is prohibited from competing with us or trying to hire our employees, for the lesser period of 2 years or until we have failed to pay his severance in accordance with his employment agreement.

     - If Mr. Nussrallah's employment is terminated within three years after a change of control for any reason other than for cause, disability or death, the agreement provides for the payment of three times his annual salary and target bonus in a single lump sum on the date of termination and immediate vesting of all of his unvested options.

     Daniel S. Dunleavy. In December 1999, we entered into an amended and restated employment agreement with Daniel S. Dunleavy, the President of our Real Time division.

     - Mr. Dunleavy is paid an annual salary of $220,000 and an annual target bonus of $100,000. The objectives for each year and other terms and conditions of the bonus opportunity are established by the board of directors or a committee thereof. For superior performance, the bonus opportunity may be increased up to two times his annual target bonus.

     - The term of his employment will continue until terminated by us or Mr. Dunleavy.

     - The agreement provides for the payment of two times his annual salary and target bonus to be paid in accordance with our normal salary payment procedures and immediate vesting of at least one-third of his unvested options if the termination was other than:

      (1) for cause, such as the commission of a felony, embezzlement, material dishonesty against us, or gross negligence in the performance of duties;

      (2) due to Mr. Dunleavy's disability or death; or

      (3) within three years after a change of control.

     - If Mr. Dunleavy's employment is terminated for cause or disability, or if he resigns, he is prohibited from competing with us or trying to hire our employees, for the lesser period of 2 years or until we have failed to pay his severance in accordance with his employment agreement.

     - If Mr. Dunleavy's employment is terminated within three years after a change of control for any reason other than for cause, disability or death, the agreement provides for the payment of two times his annual salary and target bonus in a single lump sum on the date of termination and immediate vesting of all of his unvested options.

     Steven R. Norton. In October 1999, we entered into an employment agreement with Steven R. Norton, our Executive Vice President and Chief Financial Officer.

     - Mr. Norton is paid an annual salary of $175,000 and an annual target bonus of $70,000 per year. The objectives for each year and other terms and conditions of the bonus opportunity are established by the board of directors or a committee thereof. For superior performance, the bonus opportunity may be increased up to two times his annual target bonus.

     - The term of his employment will continue until terminated by us or Mr. Norton.

     - The agreement provides for the payment of salary for twelve months after the date of termination payable in equal biweekly installments or in accordance with our normal salary payment procedures if the termination was other than:

      (1) for cause, such as the commission of a felony, embezzlement, material dishonesty against us, or gross negligence in the performance of duties; or

      (2) due to Mr. Norton's disability or death.

     - If Mr. Norton's employment is terminated for cause or disability, or if he resigns, he is prohibited from competing with us or trying to hire our employees for a period of one year.

     E. Courtney Siegel. Mr. Siegel, our former Chairman, President and Chief Executive Officer is entitled to certain benefits under his employment agreement with us.

     - Mr. Siegel will receive severance compensation of $660,000, equaling two times the aggregate amount of his annual base salary and annual target bonus in effect on March 31, 2000, to be paid in periodic installments in accordance with our normal salary payment procedures and continued coverage under the group life, hospitalization, medical and dental plans for two years from March 31, 2000.

     - One-third of Mr. Siegel's unvested options vested immediately on March 31, 2000. Mr. Siegel may exercise his options prior to March 31, 2003 or with respect to each option, the remainder of the period of exercisability under the terms of the original grant.

     - Mr. Siegel's noncompetition and nonsolicitation period is equal to the shorter of 2 years (March 31, 2002) or when we have failed to pay severance for an uninterrupted 10-day period and we have not cured within 15 days of notice.

                              CERTAIN TRANSACTIONS

     There are no reportable transactions.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information regarding beneficial ownership of our common stock as of May 31, 2000, and as adjusted to reflect the sale of common stock offered by us in this prospectus, for each person who is known to us to own beneficially more than 5% of the outstanding shares of our common stock, each of our directors and executive officers and all of our directors and executive officers as a group.

     Except as otherwise noted in the footnotes below, we believe that each person or entity named in the table has sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them. In computing the number of shares beneficially owned by a person named in the following table and the percentage ownership of that person, shares of our common stock that are subject to options held by that person that are currently exercisable or exercisable within 60 days of May 31, 2000 are deemed outstanding. These shares are not, however, deemed outstanding for the purpose of computing the percentage ownership of any other person.

                                                             SHARES BENEFICIALLY
                                                               OWNED PRIOR TO
                                                                 OFFERING(1)
                                                             -------------------        PERCENTAGE
NAME AND ADDRESS OF BENEFICIAL OWNER                               NUMBER          BENEFICIALLY OWNED(2)
------------------------------------                         -------------------   ---------------------
White Rock Capital(3)
  3131 Turtle Creek Blvd Suite 800
  Dallas, Texas 75219......................................       3,095,600                 5.7%
PRIMECAP Management Company(4)
  225 South Lake Ave. #400
  Pasadena, California 91101...............................       4,465,000                 8.3
Vanguard Horizon Funds -- Vanguard(5)
  Capital Opportunity Fund
  Post Office Box 2600
  Valley Forge, Pennsylvania 19482.........................       4,465,000                 8.3
Wellington Management Company, LLP(6)
  75 State Street
  Boston, Massachusetts 02109..............................       3,655,900                 6.8
Michael A. Brunner(7)......................................          56,000                   *
Morton E. Handel(8)........................................          81,000                   *
Bruce N. Hawthorne(7)......................................          21,250                   *
C. Shelton James(8)........................................          17,000                   *
Steve G. Nussrallah(9).....................................          37,840                   *
Richard P. Rifenburgh(8)...................................          10,000                   *
E. Courtney Siegel(10).....................................         948,903                 1.7
Daniel S. Dunleavy(11).....................................         151,032                   *
Steven R. Norton(12).......................................             221                   *
Robert E. Chism(13)........................................         427,885                   *
Robert T. Menzel(8)........................................          48,000                   *
David S. Morales(14).......................................             397                   *
David Nicholas(15).........................................         107,993                   *
Directors and executive officers as a group (13 persons)...       1,898,521                 3.4

------------

   *  Less than 1%.
 (1) The persons named in the table have sole voting and investment power with respect to all shares of common stock as beneficially owned by them, subject to community property laws where applicable and the information contained in this table and these notes. Unless otherwise indicated, the address of each of the above persons is 4735 River Green Parkway, Duluth, Georgia 30096.
 (2) Based on 53,862,722 shares outstanding as of May 31, 2000.
 (3) Each of White Rock Capital, Inc., White Rock Capital Management L.P., Thomas U. Barton and Joseph U. Barton may be deemed to be the beneficial owner of 3,095,600 shares. This number consists of (1) 2,477,600 shares held for the accounts of clients by White Rock Capital Management, L.P. and

(2) 648,000 shares held for the account of White Rock Capital Partners L.P. White Rock Partners may be deemed to be the beneficial owner of the 648,000 shares held for its account. Based on a Schedule 13G/A filed with the Commission on February 7, 2000.
 (4) Based on a Schedule 13G filed with the Commission on November 29, 1999.
 (5) Based on a Schedule 13G filed with the Commission on February 8, 2000.
 (6) Based on a Schedule 13G filed with the Commission on February 11, 2000.
 (7) Includes 20,000 shares issuable upon the exercise of stock options.
 (8) Represents shares issuable upon the exercise of stock options.
 (9) Includes 36,363 shares issuable upon the exercise of stock options and 1,477 shares held for the benefit of Mr. Nussrallah in our Retirement Savings Plan.
(10) Includes 762,143 shares issuable upon the exercise of stock options and 8,203 shares held for the benefit of Mr. Siegel in our Retirement Savings Plan.
(11) Includes 8,175 shares held for the benefit of Mr. Dunleavy in our Retirement Savings Plan.
(12) Includes shares held for the benefit of Mr. Norton in our Retirement Savings Plan.
(13) Includes 421,668 shares issuable upon exercise of stock options and 6,217 shares held for the benefit of Mr. Chism in our Retirement Savings Plan.
(14) Represents shares held for the benefit of Mr. Morales in our Retirement Savings Plan.
(15) Represents 107,000 shares issuable upon the exercise of stock options and 993 shares held for the benefit of Mr. Nicholas in our Retirement Savings Plan.

                              SELLING STOCKHOLDERS

     The selling stockholders are Fred Allegrezza, Gary Lauder and Robert Clasen. On October 28, 1999, we entered into a definitive agreement and plan of merger with Concurrent Acquisition Company, Vivid Technology, Fred Allegrezza and Gary Lauder for the merger of Vivid into Concurrent Acquisition Company. In exchange for all of the outstanding shares of common stock of Vivid, Concurrent issued 2,233,699 shares of its common stock. The shares of common stock of Concurrent are subject to registration pursuant to a registration rights agreement dated October 28, 1999 among Concurrent and the selling stockholders (the "Registration Rights Agreement"). This prospectus is being filed pursuant to the terms of the Registration Rights Agreement. Following the acquisition of Vivid Technology. We employed Fred Allegrezza as our Vice President of Business Development.

     The table below sets forth the number of shares of common stock beneficially owned by the selling stockholders prior to and after the offering conducted pursuant to this prospectus as well as the percentage of outstanding common stock to be owned by the selling stockholders after completion of the offering.

                              NUMBER OF SHARES     NUMBER OF      NUMBER OF SHARES   PERCENTAGE OF OUTSTANDING
                               OWNED PRIOR TO    SHARES OFFERED   OWNED AFTER THE          COMMON STOCK
SELLING STOCKHOLDER             THE OFFERING         HEREBY         OFFERING(A)      OWNED AFTER THE OFFERING
-------------------           ----------------   --------------   ----------------   -------------------------
Fred Allegrezza.............     1,606,986          401,747          1,205,238                  2.2%
Robert Clasen...............        26,783           26,783                  0                    0
Gary Lauder.................       599,930          599,930                  0                    0

------------

(a) Registration of the shares offered by the selling stockholders does not necessarily mean that the selling stockholders will offer for resale any or all of the shares registered hereby; however, this column assumes the sale of all shares of common stock offered hereby.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     Our authorized capital stock consists of 100,000,000 shares of common stock, $.01 par value, 25,000,000 shares of Series Preferred Stock, $0.01 par value, and 20,000 shares of Class A Preferred Stock, $100 par value. As of May 31, 2000, there were 53,862,722 shares of common stock outstanding and no shares of preferred stock outstanding.

COMMON STOCK

     Holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. The holders of common stock are not entitled to cumulative voting rights with respect to the election of directors, and as a consequence, minority stockholders will not be able to elect directors on the basis of their votes alone. Subject to preferences that may be applicable to any then outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefor. See "Dividend Policy." In the event of a liquidation, dissolution or winding up, holders of the common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock. Holders of common stock have no preemptive rights and no right to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are, and all shares of common stock to be outstanding upon completion of the offering will be, fully paid and non-assessable.

SERIES PREFERRED STOCK

     Under the terms of our restated certificate of incorporation, the board of directors is authorized to issue shares of preferred stock in one or more series without stockholder approval. The board has discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences of each series of preferred stock.

     The purpose of authorizing the board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could make it more difficult for a third party to acquire, or could discourage a third party from acquiring, a majority of our outstanding voting stock. We have no present plans to issue any shares of preferred stock.

CLASS A PREFERRED STOCK

     Under the terms of our restated certificate of incorporation, 20,000 shares of Class A Preferred Stock, $100 par value, are authorized, and no shares of Class A Preferred Stock are outstanding. The holders of Class A Preferred Stock have no voting rights. The holders of the Class A Preferred Stock are entitled to receive a cash dividend, if, as and when declared by the board of directors out of funds legally available therefor, at the rate of $6.00 per share per annum from the date of issue on a cumulative basis. In the event of a liquidation, dissolution or winding up, the holders of Class A Preferred Stock shall be entitled to receive from our assets $100 per share in cash or other property plus, in the case of each share, an amount equal to any dividends declared but unpaid thereon to the date of the liquidation, dissolution or winding up. The holders of Class A Preferred Stock have the right to require us to repurchase with funds legally available therefor up to 20% each year of the number of Class A Preferred Stock outstanding at a repurchase price of $100 per share plus any dividends declared but unpaid thereon to the date of repurchase. We have the right to redeem all or any of the shares of Class A Preferred Stock upon 30 days written notice at the redemption price of $100 per share plus any dividends declared but unpaid thereon to the date fixed for redemption.

SERIES A PARTICIPATING CUMULATIVE PREFERRED STOCK

     Under the terms of our Rights Plan, dated July 31, 1992, our board of directors declared a dividend distribution of one Series A Participating Cumulative Preferred Right for each share of our common stock. See "Anti-Takeover Provisions." There are no outstanding shares of Series A Participating Cumulative Preferred Stock.

WARRANTS

     Scientific-Atlanta holds outstanding warrants to purchase 2,000,000 shares of our common stock at a price of $5.00 per share. In addition, Scientific-Atlanta may be granted warrants to purchase up to a maximum of 8,000,000 additional shares of our common stock. The granting of these additional shares will be based upon performance goals measured by the revenue we receive from sales of equipment to systems employing Scientific-Atlanta's equipment. For each $30.0 million increment of video stream revenue from systems employing Scientific-Atlanta's equipment, we will issue warrants to Scientific-Atlanta for that number of shares determined by dividing $1.5 million by the per share cost impact to us of the warrants, using the Black-Scholes valuation method, up to a maximum of 888,888 shares per warrant. If, based on the Black-Scholes calculation, a warrant to purchase in excess of 888,888 shares should be granted as of any date, the excess shares will be included in any future grant in which the calculation would otherwise result in the grant of a warrant for a number of shares less than the maximum. The price per share of these additional shares will equal 85% of the current market price per share of our common stock on the date the warrant is issued.

REGISTRATION RIGHTS

     On October 28, 1999, we entered into a definitive agreement and plan of merger with Concurrent Acquisition Company, Vivid Technology, Fred Allegrezza and Gary Lauder for the merger of Vivid Technology into Concurrent Acquisition Company. In connection with the merger, we issued 2,233,699 shares of our common stock. Of the 2,233,699 shares of our common stock we issued, 1,028,460 shares are subject to registration pursuant to a registration rights agreement dated October 28, 1999 that we entered into with Fred Allegrezza, Gary Lauder, and Robert Clasen. The shares being offered by the selling stockholders herein are being registered pursuant to this registration rights agreement.

     On August 17, 1998, we entered into a definitive agreement with Scientific-Atlanta providing for the joint development and marketing of a VOD system to cable network operators. In exchange for Scientific-Atlanta's technical and marketing contributions, we issued warrants to purchase 2,000,000 shares of our common stock, exercisable at $5.00 per share over a four-year term. The shares of our common stock issuable upon exercise of the warrants are subject to registration rights pursuant to the warrants. Pursuant to the warrant, Scientific-Atlanta was granted a demand registration right and piggyback registration rights. Scientific-Atlanta has waived its piggyback registration rights with respect to this registration statement.

ANTI-TAKEOVER PROVISIONS

     DELAWARE LAW

     We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. Section 203 prevents Delaware corporations, including those that are listed on The Nasdaq National Market, from engaging in a business combination involving a merger or sale of more than 10% of the corporation's assets, with any interested stockholder, that is, a stockholder who owns 15% or more of the corporation's outstanding voting stock, as well as affiliates and associates of any such person, for three years following the date that the stockholder became an interested stockholder unless:

     - the transaction that resulted in the stockholder becoming an interested stockholder was approved by the board of directors prior to the date the interested stockholder attained such status;

     - upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding those shares owned by (1) persons who are directors as well as officers and (2) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

     - on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

     A Delaware corporation may opt out of Section 203 with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from a stockholders' amendment approved by at least a majority of the outstanding voting shares. We have not opted out of the provisions of Section 203. This statute could prohibit or delay mergers or other takeover or change of control attempts with respect to us and, accordingly, may discourage attempts to acquire us.

     RESTATED CERTIFICATE OF INCORPORATION AND AMENDED AND RESTATED BYLAW PROVISIONS

     There are provisions in our restated certificate of incorporation and our amended and restated bylaws that may make it more difficult to acquire control of us by various means. These provisions could deprive the stockholders of opportunities to realize a premium on the shares of common stock owned by them. In addition, these provisions may adversely affect the prevailing market price of the stock. These provisions are intended to:

     - enhance the likelihood of continuity and stability in the composition of the board and in the policies formulated by the board;

     - discourage the types of transactions which may involve an actual or threatened change in control of us;

     - discourage tactics that may be used in proxy fights;

     - encourage persons seeking to acquire control of us to consult first with the board of directors to negotiate the terms of any proposed business combination or offer; and

     - reduce our vulnerability to an unsolicited proposal for a takeover that does not contemplate the acquisition of all outstanding shares of us or that is otherwise unfair to our stockholders.

     Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our amended and restated bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders or seeking to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice thereof in writing. To be timely, a stockholder's notice must be delivered to, or mailed and received at, our principal executive offices not less than 60 days nor more than 90 days prior to the date of our annual meeting. Our amended and restated bylaws also specify requirements as to the form and content of a stockholder's notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

     Authorized but Unissued Shares. The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

     Stockholder Action by Written Consent. The Delaware General Corporation Law provides generally that any action required or permitted to be taken at any annual or special meeting of our stockholders may be taken without a meeting upon the written consent of a majority of the shares entitled to vote on the matter. Our restated certificate of incorporation provides that no action required or permitted to be taken at any annual or special meeting of our stockholders may be taken without a meeting except upon the written consent of the holders of 100% of the shares of stock entitled to vote upon the action. This limitation on the right of stockholders to take action by written consent could make it more difficult for stockholders to initiate actions.

     Supermajority Vote to Amend Stockholder Action by Written Consent Provision. The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or bylaws, unless a corporation's certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our restated certificate of incorporation imposes a 66 2/3% vote requirement in connection with the amendment of the provisions relating to the ability of stockholders to take action by written consent.

     Rights Agreement. We have a stockholder rights agreement. Under our stockholder rights agreement, each stockholder has one right for each share of our common stock it holds. Each right entitles its holder to purchase one one-hundredth of a share of Series A Participating Cumulative Preferred Stock, par value $.01 per share, at a cash purchase price of $30.00. We have the authority, subject to limitations, to supplement or amend the rights agreement without the approval of the holders of certificates representing shares of our common stock. The rights agreement, dated as of July 31, 1992, between us and The First National Bank of Boston, as rights agent, describes the terms of the rights.

     The rights are attached to all outstanding shares of our common stock and trade with our common stock until they become exercisable. We will not distribute separate rights certificates. The rights will separate from our common stock and a distribution date will occur upon the earlier of:

     (1) ten business days following the date of any public announcement that a person or group of affiliated or associated persons has acquired:

        (a) beneficial ownership of 30% or more of our outstanding shares of voting capital stock; or

        (b) beneficial ownership of 20% or more of our outstanding shares of voting capital stock and any 20% holder:

           - merges into us under specified circumstances;

           - merges into one of our subsidiaries; or

           - participates in a transaction with us on other then an arm's length basis; or

     (2) ten business days following the commencement of a tender offer or exchange offer that would result in a person or group owning 30% or more of the outstanding shares of our common stock.

     Any person or group that inadvertently causes the rights to separate by virtue of its beneficial ownership may avoid, under certain conditions, a distribution of the rights by providing notice to us of its inadvertent acquisition and reducing its beneficial ownership below 20% prior to distribution of the rights.

     Until the distribution date or earlier redemption or expiration of the rights:

     (1) the rights will be evidenced by the common stock certificates and will be transferred with and only with those common stock certificates; and

     (2) the surrender for transfer of any certificates for common stock will also constitute the transfer of the rights associated with the common stock represented by those certificates.

     The rights are not exercisable until the distribution date and will expire at the close of business on August 14, 2002, unless we redeem them first as described below.

     As soon as practicable after the distribution date, we will mail right certificates to holders of record of common stock as of the close of business on the distribution date. Thereafter, the separate right certificates alone will represent the rights. Except as otherwise determined by our board of directors, we will issue rights only with shares of our common stock issued before the distribution date.

     If any person becomes the beneficial owner of 30% or more of the outstanding shares of our common stock we will provide each right holder, other than the beneficial owner of 30% or more of the outstanding shares of our common stock, with the right to receive upon exercise of the right that number of shares of common stock having a market value of two times the exercise price of the right. Each holder of a right shall have the right to receive, upon exercise, common stock of an acquiring company having a value equal to two times the exercise price of the right, in the event that, at any time following the stock acquisition date:

     (1) we are acquired in a merger or other business combination transaction;

     (2) we are the surviving company in a merger but our stock is converted into other property; or

     (3) 50% or more of our assets or earning power is sold.

     We may adjust the purchase price payable, and the number of one one-hundredths of a share of Series A Participating Cumulative Preferred Stock or other securities or property issuable, upon exercise of the rights from time to time to prevent dilution:

     (1) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series A Participating Cumulative Preferred Stock;

     (2) if holders of the Series A Participating Cumulative Preferred Stock are granted certain rights or warrants to subscribe for Series A Participating Cumulative Preferred Stock or convertible securities at less than the current market price of the Series A Participating Cumulative Preferred Stock; or

     (3) upon the distribution to holders of the Series A Participating Cumulative Preferred Stock of evidences of indebtedness or assets, excluding regular quarterly cash dividends, or of subscription rights or warrants, other than those referred to above.

     With certain exceptions, we will not adjust the purchase price until cumulative adjustments amount to at least 1% of the purchase price. We will not issue fractional rights or fractional shares and, instead, appropriate adjustments will be made.

     The rights are redeemable in whole, but not in part, at a price of $.0025 per right by our board of directors at any time until the tenth day after the stock acquisition date or a later date as a majority of the continuing directors then in office may determine. Under the terms of our rights agreement, the decision to redeem requires the agreement of a majority of the continuing directors.

     Immediately upon the action of the board of directors ordering redemption of the rights, with the agreement or a majority of the continuing directors, the rights will terminate and thereafter the holders of rights will be entitled only to receive the redemption price.

     Until a right is exercised, the holder will have no rights as a stockholder beyond those as an existing stockholder. As long as the rights are attached to our common stock, we will issue one right with each new share of our common stock issued.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the common stock is The First National Bank of Boston, Boston, Massachusetts.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of this offering, we will have 53,862,722 shares of common stock outstanding, assuming no exercise of outstanding options after the date hereof. Of these shares, 52,657,484 outstanding shares will be freely tradable without restriction or further registration under the Securities Act; provided, however, that shares purchased by affiliates as that term is defined in Rule 144, would be subject to limitations and restrictions that are described below. Generally, the balance of our outstanding shares of common stock are restricted securities under the Securities Act, subject to the limitations and restrictions that are described below.

As of March 31, 2000, options to purchase a total of 5,762,288 shares of common stock were outstanding, of which options to purchase 2,558,304 shares were vested and not subject to a repurchase right in our favor. Shares issuable pursuant to our option plans previously have been registered under the Securities Act. As a result, when the options are exercised and the shares received on such exercise are vested, such shares will be freely tradable under the Securities Act; provided, however, that shares purchased by affiliates, as that term is defined in Rule 144, would be subject to limitations and restrictions that are described below.

RULE 144

     In general, under Rule 144, a person (or persons whose shares are aggregated), including an affiliate, who has beneficially owned shares for at least one year is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of (1) one percent of the then outstanding shares of common stock (approximately 538,627 shares immediately after this offering) or (2) the average weekly trading volume in the common stock on The Nasdaq National Market during the four calendar weeks preceding the date on which notice of such sale is filed, provided certain requirements concerning availability of public information, manner of sale and notice of sale are satisfied. In addition, our affiliates must comply with the other restrictions and requirements of Rule 144 in order to sell shares of common stock which are not restricted securities.

     Under Rule 144(k), a person who is not an affiliate and has not been an affiliate for at least three months prior to the sale, and who has beneficially owned the shares proposed to be sold for at least two years, may resell such shares without compliance with the foregoing requirements. In meeting the one- and two-year holding periods described above, a holder of shares can include the holding periods of a prior owner of the shares who was not an affiliate. The one- and two-year holding periods described above do not begin to run until the full purchase price or other consideration is paid by the person acquiring the shares from the issuer or an affiliate.

REGISTRATION RIGHTS

     In addition to the shares of common stock registered for resale pursuant to this prospectus, holder of warrants to purchase 2,000,000 shares of common stock will be entitled to certain rights with respect to the registration of these shares for sale in the public market. See "Description of Capital
Stock -- Registration Rights." Registration of these shares under the Securities Act would result in these shares becoming freely tradable in the public market without restriction.

                              PLAN OF DISTRIBUTION

     This prospectus relates to the offer and sale from time to time by the selling stockholders of up to (i) 1,011,654 shares of common stock issued to the selling stockholders in connection with our acquisition in October 1999 of Vivid Technology. Following the acquisition, one of the selling stockholders, Fred Allegrezza became employed by us as Vice President of Business Development. We have registered such shares of common stock for sale to provide the holders thereof with freely tradeable securities, but registration of such shares does not necessarily mean we will issue any of such shares or that the selling stockholders will offer or sell such shares.

OFFER AND SALE OF SHARES

     The selling stockholders may from time to time, in one or more transactions, sell all or a portion of the common stock in such transactions at prices then prevailing or related to the then current market price or at negotiated prices. The offering price of the shares from time to time will be determined by the selling stockholders and, at the time of such determination, may be higher or lower than the market price of the shares on the Nasdaq Stock Market. In connection with an underwritten offering, underwriters or agents may receive compensation in the form of discounts, concessions or commissions from the selling stockholders or from purchasers of shares for whom they may act as agents, and underwriters may sell shares to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Under agreements that may be entered into by us, underwriters, dealers and agents who participate in the distribution of shares may be entitled to indemnification by us against certain liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. The shares may be sold directly or through broker-dealers acting as principal or agent, or pursuant to a distribution by one of more underwriters on a firm commitment or best-efforts basis.

     The selling stockholders, or its pledgees, donees, transferees or other successors in interest, may offer and sell their shares of common stock in the following manner:

     - on the Nasdaq Stock Market or other exchanges on which the common stock is listed at the time of sale;

     - in the over-the-counter market or otherwise at prices and at terms then prevailing or at prices related to the then current market price;

     - in underwritten offerings;

     - in privately negotiated transactions;

     - in a block trade in which the broker or dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

     - a broker or dealer may purchase as principal and resell such shares for its own account pursuant to this prospectus;

     - an exchange distribution in accordance with the rules of the exchange; or

     - ordinary brokerage transactions and transactions in which the broker solicits purchasers.

     - The selling stockholders may accept or reject in whole or in part any proposed purchase of the shares of common stock offered by this prospectus. We will not receive any proceeds from the offering by the selling stockholder.

SUPPLEMENTAL PROSPECTUS REGARDING SALES

     To the extent required, we will set forth in a prospectus supplement accompanying this prospectus, or, if appropriate, in a post-effective amendment, the following information: (i) the amount of the shares of common stock to be sold; (ii) purchase prices; (iii) public offering prices; (iv) the names of any agents, dealers or underwriters; and (v) any applicable commissions or discounts with respect to a particular offer.

COMPLIANCE WITH STATE SECURITIES LAWS

     We have not registered or qualified the shares of common stock offered by this prospectus under the laws of any country, other than the United States. In certain states, the selling stockholders may not offer or sell their shares of common stock unless (i) we have registered or qualified such shares for sale in such states or (ii) we have complied with an available exemption from registration or qualification. Also, in certain states, to comply with such state securities laws, the selling stockholders can offer and sell their shares of common stock only through registered or licensed brokers or dealers.

PAYMENT OF EXPENSES

     We will pay substantially all of the expenses related to the registration of the shares of common stock offered by this prospectus. The selling stockholders will pay any sales commissions or other seller's compensation applicable to such transactions.

                                 LEGAL MATTERS

     Certain legal matters with respect to the validity of the shares of common stock offered by this prospectus will be passed upon for us by King & Spalding, Atlanta, Georgia. Bruce N. Hawthorne, a partner of King & Spalding, is a director of the Company.

                                    EXPERTS

     The consolidated financial statements and financial statement schedule of Concurrent Computer Corporation and subsidiaries as of June 30, 1998 and 1999 and for each of the years in the three-year period ended June 30, 1999 have been included herein in reliance upon the report of KPMG LLP, independent certified public accountants, and upon the authority of said firm as experts in auditing and accounting.

     The financial statements of Vivid Technology, Inc. as of and for the years ended December 31, 1997 and 1998 have been included herein in reliance upon the reports of Bergey Yoder Sweeney Witter & Roland PC, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the Commission's public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549, or at its Regional Offices located at 7 World Trade Center, Suite 1300, New York, New York 10048, and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and copies of such materials can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You may call the Commission at 1-800-732-0330 for further information on the operation of such public reference rooms. You also can request copies of such documents, upon payment of a duplicating fee, by writing to the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 or obtain copies of such documents from the Commission's web site at http://www.sec.gov.

                CONCURRENT COMPUTER CORPORATION AND SUBSIDIARIES

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
AUDITED CONSOLIDATED FINANCIAL STATEMENTS
  Independent Auditors' Report..............................   F-2
  Consolidated Balance Sheets as of June 30, 1998 and
     1999...................................................   F-3
  Consolidated Statements of Operations for the Years ended
     June 30, 1997, 1998, and 1999..........................   F-4
  Consolidated Statements of Redeemable Preferred Stock,
     Stockholders' Equity and Comprehensive Income for the
     Years Ended June 30, 1997, 1998 and 1999...............   F-5
  Consolidated Statements of Cash Flows for the Years Ended
     June 30, 1997, 1998, and 1999..........................   F-6
  Notes to Consolidated Financial Statements................   F-7
  Schedule of Valuation and Qualifying Accounts for the
     Years Ended June 30, 1997, 1998, and 1999..............  F-25
UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
  Consolidated Balance Sheets as of June 30, 1999 and March
     31, 2000...............................................  F-26
  Consolidated Statements of Operations for the Nine Months
     Ended March 31, 1999 and 2000..........................  F-27
  Consolidated Statement of Stockholders' Equity and
     Comprehensive Income for the Nine Months Ended March
     31, 2000...............................................  F-28
  Consolidated Statements of Cash Flows for the Nine Months
     Ended March 31, 1999 and 2000..........................  F-29
  Notes to Unaudited Consolidated Financial Statements......  F-30

                      VIVID TECHNOLOGY, INC.
                  INDEX TO FINANCIAL STATEMENTS

AUDITED AND UNAUDITED FINANCIAL STATEMENTS
  Independent Auditor's Report..............................  F-35
  Balance Sheets as of December 31, 1997 and 1998 and
     October 28, 1999 (Unaudited)...........................  F-36
  Statements of Operations for the Years Ended December 31,
     1997 and 1998 and the Ten-Month Periods Ended October
     31, 1998 (Unaudited) and October 28, 1999
     (Unaudited)............................................  F-37
  Statements of Changes in Stockholders' Equity for the
     Years Ended December 31, 1997 and 1998 and the
     Ten-Month Period Ended October 28, 1999 (Unaudited)....  F-38
  Statements of Cash Flows for the Years Ended December 31,
     1997 and 1998 and the Ten-Month Periods ended October
     31, 1998 (Unaudited) and October 28, 1999
     (Unaudited)............................................  F-39
  Notes to Financial Statements.............................  F-40

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Concurrent Computer Corporation:

     We have audited the accompanying consolidated balance sheets of Concurrent Computer Corporation and subsidiaries as of June 30, 1998 and 1999, and the related consolidated statements of operations, redeemable preferred stock, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended June 30, 1999. In connection with our audits of the consolidated financial statements, we also audited the financial statement schedule for each of the years in the three-year period ended June 30, 1999, included on Page F-25 of this Prospectus. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Concurrent Computer Corporation and subsidiaries as of June 30, 1998 and 1999, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 1999 in conformity with generally accepted accounting principles. Also, in our opinion, the related financial statement schedule for each of the years in the three-year period ended June 30, 1999, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

                                          KPMG LLP

Atlanta, Georgia
July 31, 1999

                CONCURRENT COMPUTER CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                   JUNE 30,
                                                              -------------------
                                                                1998       1999
                                                              --------   --------
                                     ASSETS
Current assets:
  Cash and cash equivalents.................................  $  5,733   $  6,872
  Accounts receivable, less allowance for doubtful accounts
     of $503 at June 30, 1998 and $418 at June 30, 1999.....    18,996     14,879
  Inventories...............................................     6,263      4,641
  Prepaid expenses and other current assets.................     1,487      1,053
                                                              --------   --------
          Total current assets..............................    32,479     27,445
Property, plant and equipment -- net........................    12,419     10,936
Facilities held for sale....................................        --      1,223
Other long-term assets......................................     1,337        965
                                                              --------   --------
          Total assets......................................  $ 46,235   $ 40,569
                                                              ========   ========
                      LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Notes payable.............................................  $    365   $     --
  Revolving credit facility.................................     1,123         --
  Accounts payable and accrued expenses.....................    13,321      8,973
  Deferred revenue..........................................     4,018      3,778
                                                              --------   --------
          Total current liabilities.........................    18,827     12,751
Long-term liabilities.......................................     1,898      1,807
                                                              --------   --------
          Total liabilities.................................    20,725     14,558
                                                              --------   --------
Stockholders' equity:
  Shares of preferred stock, par value $.01; 25,000,000
     authorized; none issued................................        --         --
  Shares of common stock, par value $.01; 100,000,000
     authorized; 47,632,309 and 48,516,527 issued at June
     30, 1998 and 1999, respectively........................       476        485
  Capital in excess of par value............................    97,136     98,916
  Accumulated deficit after eliminating accumulated deficit
     of $81,826 at December 31, 1991, date of
     quasi-reorganization...................................   (71,191)   (72,856)
  Treasury stock, at cost; 840 shares.......................       (58)       (58)
  Accumulated other comprehensive loss......................      (853)      (476)
                                                              --------   --------
          Total stockholders' equity........................    25,510     26,011
                                                              --------   --------
          Total liabilities and stockholders' equity........  $ 46,235   $ 40,569
                                                              ========   ========

   The accompanying notes are an integral part of the consolidated financial statements.

                CONCURRENT COMPUTER CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                  YEAR ENDED JUNE 30,
                                                              ---------------------------
                                                               1997      1998      1999
                                                              -------   -------   -------
Revenues:
  Product sales
     Real-time systems......................................  $55,664   $37,868   $30,389
     Video-on-demand systems................................       --        --     1,208
                                                              -------   -------   -------
          Total product sales...............................   55,664    37,868    31,597
  Service and other.........................................   52,703    44,347    38,366
                                                              -------   -------   -------
          Total.............................................  108,367    82,215    69,963
Cost of sales:
  Real-time and video-on-demand systems.....................   27,662    18,556    15,001
  Service and other.........................................   28,426    23,269    19,625
  Transition................................................    1,068        --        --
                                                              -------   -------   -------
          Total.............................................   57,156    41,825    34,626
                                                              -------   -------   -------
Gross margin................................................   51,211    40,390    35,337
Operating expenses:
  Sales and marketing.......................................   22,061    18,523    19,274
  Research and development..................................   13,577    10,947    10,046
  General and administrative................................    6,543     6,611     6,883
  Restructuring and transition..............................    2,292      (607)       --
  Curtailment gain on postretirement benefit obligation.....   (2,501)       --        --
  Non-cash development expenses.............................       --     1,605        --
  Loss on facility held for sale............................       --        --       423
                                                              -------   -------   -------
          Total operating expenses..........................   41,972    37,079    36,626
                                                              -------   -------   -------
Operating (loss) income.....................................    9,239     3,311    (1,289)
Interest expense............................................   (2,034)     (833)     (261)
Interest income.............................................      164       185       295
Other non-recurring items...................................   (1,577)    1,434       (88)
Other income (expense) -- net...............................     (350)      277        41
                                                              -------   -------   -------
Income (loss) before provision for income taxes.............    5,442     4,374    (1,302)
Provision for income taxes..................................    1,381       960       363
                                                              -------   -------   -------
Net income (loss)...........................................    4,061     3,414    (1,665)
Preferred stock dividends and accretion of mandatory
  redeemable preferred shares...............................     (311)      (18)       --
                                                              -------   -------   -------
Net income (loss) available to common shareholders..........  $ 3,750   $ 3,396   $(1,665)
                                                              =======   =======   =======
Basic and diluted net income (loss) per share...............  $  0.08   $  0.07   $ (0.03)
                                                              =======   =======   =======

   The accompanying notes are an integral part of the consolidated financial statements.

                CONCURRENT COMPUTER CORPORATION AND SUBSIDIARIES

             CONSOLIDATED STATEMENTS OF REDEEMABLE PREFERRED STOCK,
                 STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME
               FOR THE YEARS ENDED JUNE 30, 1997, 1998, AND 1999
                             (DOLLARS IN THOUSANDS)

                                             COMMON STOCK
                                          ------------------   CAPITAL IN                  ACCUMULATED      TREASURY
                             REDEEMABLE                        EXCESS OF                      OTHER           STOCK
                             PREFERRED                  PAR       PAR       ACCUMULATED   COMPREHENSIVE   -------------
                               STOCK        SHARES     VALUE     VALUE        DEFICIT     INCOME (LOSS)   SHARES   COST    TOTAL
                             ----------   ----------   -----   ----------   -----------   -------------   ------   ----   -------
Balance at June 30, 1996...   $ 5,610     41,223,610   $412     $84,252      $(78,337)       $   658       (840)   $(58)  $ 6,927
Sale of common stock under
  stock plans..............        --      1,064,981     11       1,252            --             --         --      --     1,263
Issuance of common stock
  under retirement savings
  plan.....................        --        629,847      6       1,271            --             --         --      --     1,277
Issuance of common stock
  for severance............        --      1,234,434     12       1,508            --             --         --      --     1,520
Conversion of cumulative,
  convertible redeemable
  exchangeable preferred
  stock....................    (4,387)     1,950,000     20       4,367            --             --         --      --     4,387
Dividends on and accretion
  of preferred stock.......        20             --     --          --          (311)            --         --      --      (311)
Comprehensive income:
  Net income...............        --             --     --          --         4,061             --         --      --     4,061
  Foreign currency
    translation
    adjustment.............        --             --     --          --            --         (1,004)        --      --    (1,004)
                              -------     ----------   ----     -------      --------        -------       ----    ----   -------
        Total comprehensive
          income...........        --             --     --          --         4,061         (1,004)        --      --     3,057
                              -------     ----------   ----     -------      --------        -------       ----    ----   -------
Balance at June 30, 1997...     1,243     46,102,872    461      92,650       (74,587)          (346)      (840)    (58)   18,120
Sale of common stock under
  stock plans..............        --        678,213      6         961            --             --         --      --       967
Issuance of common stock
  under retirement savings
  plan.....................        --        296,224      3         581            --             --         --      --       584
Conversion of cumulative,
  convertible redeemable
  exchangeable preferred
  stock....................    (1,245)       555,000      6       1,239            --             --         --      --     1,245
Issuance of warrants.......        --             --     --       1,605            --             --         --      --     1,605
Dividends on and accretion
  of preferred stock.......         2             --     --          --           (18)            --         --      --       (18)
Quasi-reorganization
  related adjustment.......        --             --     --         100            --             --         --      --       100
Comprehensive income:
  Net income...............        --             --     --          --         3,414             --         --      --     3,414
  Foreign currency
    translation
    adjustment.............        --             --     --          --            --           (507)        --      --      (507)
                              -------     ----------   ----     -------      --------        -------       ----    ----   -------
        Total comprehensive
          income...........        --             --     --          --         3,414           (507)        --      --     2,907
                              -------     ----------   ----     -------      --------        -------       ----    ----   -------
Balance at June 30, 1998...        --     47,632,309    476      97,136       (71,191)          (853)      (840)    (58)   25,510
Sale of common stock under
  stock plans..............        --        884,218      9       1,780            --             --         --      --     1,789
Comprehensive income
  (loss):
  Net loss.................        --             --     --          --        (1,665)            --         --      --    (1,665)
  Foreign currency
    translation
    adjustment.............        --             --     --          --            --            377         --      --       377
                              -------     ----------   ----     -------      --------        -------       ----    ----   -------
        Total comprehensive
          income (loss)....        --             --     --          --        (1,665)           377         --      --    (1,288)
                              -------     ----------   ----     -------      --------        -------       ----    ----   -------
Balance at June 30, 1999...   $    --     48,516,527   $485     $98,916      $(72,856)       $  (476)      (840)   $(58)  $26,011
                              =======     ==========   ====     =======      ========        =======       ====    ====   =======

   The accompanying notes are an integral part of the consolidated financial statements.

                CONCURRENT COMPUTER CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                                   YEAR ENDED JUNE 30,
                                                              -----------------------------
                                                                1997       1998      1999
                                                              --------   --------   -------
Cash flows provided by operating activities:
  Net income (loss).........................................  $  4,061   $  3,414   $(1,665)
  Adjustments to reconcile net income (loss) to net cash
     provided by operating activities:
       Unrealized loss on trading securities................     2,334         --        --
       Realized gain on trading securities..................      (757)      (420)       --
       Gain on sale of facility.............................        --       (706)       --
       Issuance of non-cash warrants........................        --      1,605        --
       Loss on impairment of facility held for sale.........        --         --       423
       Loss on dissolution of subsidiary....................        --         --       429
       Depreciation and amortization........................     5,177      5,656     4,959
       Provision for inventory reserves.....................        --         --     1,087
       Stock compensation...................................     1,277      1,054        --
       Other non-cash expenses..............................       127        (40)       19
       Decrease (increase) in assets:
       Accounts receivable..................................     2,087      6,864     4,098
       Inventories..........................................     3,917      1,915       535
       Prepaid expenses and other current assets............       (29)      (309)     (384)
       Other long-term assets...............................     1,879         83       318
       Increase (decrease) in liabilities:
       Accounts payable and accrued expenses................   (16,714)   (10,945)   (4,588)
       Other long-term liabilities..........................    (3,235)       679       (91)
                                                              --------   --------   -------
       Net cash provided by operating activities............       124      8,850     5,140
                                                              --------   --------   -------
Cash flows (used in) provided by investing activities:
  Net additions to property, plant and equipment............    (2,510)    (2,949)   (4,194)
  Proceeds from sale of facility............................        --      5,406        --
  Proceeds from sale of trading securities..................     5,782      2,668        --
                                                              --------   --------   -------
          Net cash (used in) provided by investing
            activities......................................     3,272      5,125    (4,194)
                                                              --------   --------   -------
Cash flows provided by (used in) financing activities:
  Net (payments) proceeds of notes payable..................       386     (4,173)     (425)
  Net repayment of debt.....................................    (3,579)    (8,156)   (1,123)
  Proceeds from sale and issuance of common stock...........     1,263        967     1,789
                                                              --------   --------   -------
          Net cash provided by (used in) financing
            activities......................................    (1,930)   (11,362)      241
                                                              --------   --------   -------
Effect of exchange rates on cash and cash equivalents.......    (1,004)      (904)      (48)
                                                              --------   --------   -------
Increase in cash and cash equivalents.......................       462      1,709     1,139
Cash and cash equivalents -- beginning of year..............     3,562      4,024     5,733
                                                              --------   --------   -------
Cash and cash equivalents -- end of year....................  $  4,024   $  5,733   $ 6,872
                                                              ========   ========   =======
Cash paid during the period for:
  Interest..................................................  $  2,255   $    568   $   258
                                                              ========   ========   =======
  Income taxes (net of refunds).............................  $  1,685   $  1,434   $ 1,041
                                                              ========   ========   =======
Non-cash investing/financing activities:
  Conversion of preferred stock.............................  $  4,387   $  1,245   $    --
                                                              ========   ========   =======
  Dividends on preferred stock..............................  $    311   $     18   $    --
                                                              ========   ========   =======

   The accompanying notes are an integral part of the consolidated financial statements.

                CONCURRENT COMPUTER CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. OVERVIEW OF THE BUSINESS

     Concurrent Computer Corporation ("Concurrent" or the "Company") is a leading supplier of high-performance computer systems, software, and services. In August 1999, the Company's emerging Video-On-Demand ("VOD") Division opened its own facilities separate from its Real-Time Division in order to maximize the focus in each of these businesses. The VOD Division will target the markets utilizing the Company's interactive video-on-demand technology. To date the Company has only $1.2 million in revenues from the VOD Division.

     Concurrent, is a leading supplier of digital video server systems to a wide range of industries and its VOD Division serves a variety of markets including the broadband/cable, hospitality, intranet/distance learning, and other related markets. Based on a scalable, real-time software architecture, Concurrent's VOD hardware and software are integrated to deliver fault-tolerant, deterministic streaming video to a broad spectrum of VOD applications.

     Concurrent is also a leading provider of high-performance, real-time computer systems, solutions, and software for commercial and government markets. The Company's Real-Time Division focuses on strategic market areas that include hardware-in-the-loop and man-in-the-loop simulation, data acquisition, industrial systems, and software and embedded applications.

     A "real-time" system or software is one specially designed to acquire, process, store, and display large amounts of rapidly changing information in real time -- that is, with microsecond response as changes occur. Concurrent has nearly thirty years of experience in real-time systems, including specific expertise in systems, applications software, productivity tools, and networking. Its systems provide real-time applications for gaming, simulation, engine test, air traffic control, weather analysis, and mission critical data services such as financial market information.

     In August, 1999, the Company's Corporate Headquarters and VOD Division's offices were relocated to Duluth, Georgia from Fort Lauderdale, Florida. Its Real-Time Division's offices and manufacturing facility remain in Fort Lauderdale and Pompano Beach, Florida.

     The Company operates in 28 countries worldwide. It provides sales and support from offices and subsidiaries throughout North America, South America, Europe, Asia, and Australia.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     PRINCIPLES OF CONSOLIDATION

          The consolidated financial statements include the accounts of all wholly-owned domestic and foreign subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

     FOREIGN CURRENCY

     The functional currency of substantially all of the Company's foreign subsidiaries is the applicable local currency. The translation of the applicable foreign currencies into U.S. dollars is performed for balance sheet accounts using current exchange rates in effect at the balance sheet date and for revenue and expense accounts using average rates of exchange prevailing during the fiscal year. Adjustments resulting from the translation of foreign currency financial statements are accumulated in a separate component of stockholders' equity until the entity is sold or substantially liquidated. Gains or losses resulting from foreign currency transactions are included in the results of operations, except for those relating to intercompany transactions of a long-term investment nature which are accumulated in a separate component of stockholders' equity.

                CONCURRENT COMPUTER CORPORATION AND SUBSIDIARIES

     Gains on foreign currency transactions of $138,000, $82,000, and $132,000 for the years ended June 30, 1997, 1998, and 1999, respectively, are included in other income (expense) -- net.

     CASH EQUIVALENTS

     Short-term investments with original maturities of 90 days or less at the date of purchase are considered cash equivalents. Cash equivalents are stated at cost plus accrued interest, which approximates market, and represents cash invested in U.S. Government securities, bank certificates of deposit, or commercial paper.

     TRADING SECURITIES

     At June 30, 1997, the Company held investments considered to be trading securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS No. 115"). Pursuant to the provisions of SFAS No. 115, all realized gains and losses and unrealized holding gains and losses were included as a component of other non-recurring charges in the consolidated statements of operations for the years ended June 30, 1997 and 1998. Market values of the securities were determined by the most recently traded price of the security at the balance sheet date.

     INVENTORIES

     Inventories are stated at the lower of cost or market, with cost determined on the first-in, first-out basis. The Company establishes excess and obsolete inventory reserves based upon historical and anticipated usage.

     PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment are stated at acquired cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful lives of assets ranging from three to forty years. Leasehold improvements are amortized over the shorter of the useful lives of the improvements or the terms of the related lease. Gains and losses resulting from the disposition of property, plant and equipment are included in other income (expense) -- net. Expenditures for repairs and maintenance are charged to operations as incurred and expenditures for major renewals and betterments are capitalized.

     REVENUE RECOGNITION AND RELATED MATTERS

     Computer systems sales are recorded when the earnings process is complete, typically upon shipment to customers. Service contract revenue is recognized separately and as earned, on a straight-line basis, over the respective maintenance period in accordance with the terms of the applicable contract.

     In October 1997, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 97-2, "Software Revenue Recognition" ("SOP 97-2"). SOP 97-2 generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair values of the elements. The fair value of an element must be based on vendor specific objective evidence ("VSOE") of the relative fair values of the elements. VSOE is determined by the price charged when the element is sold separately. The revenue allocated to hardware and software products is generally recognized upon installation and substantial fulfillment of all obligations under the sales contract.

     CAPITALIZED SOFTWARE

     The Company accounts for software development costs in accordance with SFAS No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed" ("SFAS No. 86"). Under SFAS No. 86, the costs associated with software development are required to be capitalized after technological feasibility has been established and ceases capitalization upon the achievement of customer availability.

                CONCURRENT COMPUTER CORPORATION AND SUBSIDIARIES

Costs incurred by the Company between technological feasibility and the point at which the products are ready for market are insignificant and as a result the Company has no capitalized software at June 30, 1998 and 1999.

     The Company does not incur costs related to the development or purchase of internal use software.

     RESEARCH AND DEVELOPMENT

     Research and development expenditures are expensed as incurred.

     BASIC AND DILUTED (LOSS) INCOME PER SHARE

     In February 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 128, "Earnings per Share" ("SFAS No. 128"). SFAS No. 128 specifies new standards designed to improve the earnings per share ("EPS") information provided in financial statements by simplifying the existing computational guidelines, revising the disclosure requirements and increasing the comparability of EPS data on an international basis. Some of the changes made to simplify EPS computations included (i) eliminating the presentation of primary EPS and replacing it with basic EPS, (ii) eliminating the modified treasury stock method and the three percent materiality provision and (iii) revising the contingent share provisions and the supplemental EPS data requirements. SFAS No. 128 also makes a number of changes to existing disclosure requirements. SFAS No. 128 is effective for financial statements issued for period ending after December 15, 1997. The adoption of this statement during fiscal year 1998 did not have a significant impact on the Company's previously reported EPS.

     Basic (loss) income per share is computed by dividing (loss) income after deduction of preferred stock dividends by the weighted average number of common shares outstanding during each year. In fiscal years 1997 and 1998, diluted income per share is computed using the treasury stock method by dividing income after deduction of preferred stock dividends by the weighted average number of shares including common share equivalents and incremental shares representing the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. In fiscal year 1999, diluted loss per share has not been adjusted due to the effect of the incremental shares being antidilutive.

     IMPAIRMENT OF LONG-LIVED ASSETS

     The Company follows the provisions of SFAS No. 121 "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of." This statement establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets to be held and used, and for long-lived assets and certain identifiable intangibles to be disposed of. The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Facilities held for sale at June 30, 1999 are reported at the lower of the carrying amount or fair value on the consolidated balance sheet.

     FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amounts of cash and cash equivalents, accounts receivable, inventories, prepaid expenses, accounts payable and short-term debt approximate fair value because of the short maturity of these instruments.

     Fair value estimates are made at a specific point in time, based on the relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and therefore cannot be determined with precision. Changes in assumption could significantly affect the estimates.

                CONCURRENT COMPUTER CORPORATION AND SUBSIDIARIES

     INCOME TAXES

     The Company and its domestic subsidiaries file a consolidated Federal income tax return. All foreign subsidiaries file individual tax returns pursuant to local tax laws. The Company follows the asset and liability method of accounting for income taxes. Under the asset and liability method, a deferred tax asset or liability is recognized for temporary differences between financial reporting and income tax bases of assets and liabilities, tax credit carryforwards and operating loss carryforwards. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that such deferred tax assets will not be realized. Utilization of net operating loss carryforwards and tax credits, which originated prior to the Company's quasi-reorganization effected on December 31, 1991, are recorded as adjustments to capital in excess of par value.

     PENSIONS AND POSTRETIREMENT BENEFITS

     In February 1998, SFAS No. 132, "Employer's Disclosures About Pensions and Other Postretirement Benefits," ("SFAS 132") was issued. SFAS 132 requires additional disclosures concerning changes in the Company's pension and other postretirement benefit obligations and assets and eliminates certain disclosures no longer considered useful. The Company has adopted the provisions of this standard for 1999 annual reporting purposes. Adoption of these statements did not impact the Corporation's consolidated financial position, results of operations, or cash flows, and any effects are limited to the form and content of its disclosures.

     STOCK-BASED COMPENSATION

     The Company accounts for its stock option plan in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB Opinion No. 25"), and related interpretations. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net (loss) income and pro forma (loss) income per share disclosures for employee stock option grants made in 1995 and future years as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123.

     SEGMENT INFORMATION

     In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS No. 131"). SFAS No. 131 is effective for financial statements for periods beginning after December 15, 1997. SFAS No. 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires those enterprises to report selected information about operating segments in interim financial reports issued to shareholders. The Company operates in one segment for management reporting purposes at June 30, 1999. However, the Company is establishing facilities, personnel and reporting to separate its VOD and Real-Time Divisions for fiscal 2000.

     COMPREHENSIVE INCOME (LOSS)

     Effective July 1, 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income" ("SFAS No. 130"). SFAS No. 130 requires the reporting of comprehensive income in addition to net income from operations. Comprehensive income is a more inclusive financial reporting methodology that includes disclosure of certain financial information that historically has not been recognized in the calculation of net

                CONCURRENT COMPUTER CORPORATION AND SUBSIDIARIES income. Comprehensive income is defined as a change in equity during the financial reporting period of a business enterprise resulting from non-owner sources.

     USE OF ESTIMATES

     Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the balance sheet dates and the reporting of revenues and expenses during the reporting periods, to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

     RECLASSIFICATIONS

     Certain amounts in the 1997 and 1998 consolidated financial statements have been reclassified to conform with the 1999 presentation.

3. ACQUISITION

     On June 27, 1996 Concurrent acquired the assets of the Real-Time Division of Harris Computer Systems Corporation ("HCSC") and 683,178 newly-issued shares of HCSC, in exchange for 10,000,000 shares of common stock of Concurrent (with a fair value of $9.7 million); 1,000,000 shares of convertible exchangeable preferred stock of Concurrent with a 9% cumulative annual dividend payable quarterly in arrears, mandatorily redeemable at $6,263,000 (with an estimated fair value of $5.6 million) (see Note 4); and the assumption of certain liabilities relating to the HCSC Real-Time Division (the "Acquisition"). The aggregate purchase price of the Acquisition was approximately $18.7 million, including $3.4 million in transaction expenses (principally financial advisor, legal and other professional fees). The Acquisition was accounted for as a purchase effective June 30, 1996. The Acquisition resulted in excess of acquired net assets over cost (negative goodwill) amounting to approximately $8.7 million, which has been allocated to reduce proportionately the values assigned to non-current assets.

     The 683,173 shares of HCSC common stock acquired by the Company in connection with the Acquisition were classified as trading securities in the consolidated balance sheet and valued at their market price of $14.75 per share or $10.1 million. During fiscal year 1997, the Company sold 377,995 shares resulting in a realized gain of $757,000. At June 30, 1997, the value of the remaining shares was $8.91 per share, resulting in an unrealized loss of $2.3 million for the year then ended. During the year ended June 30, 1998, 259,352 shares of stock were sold, resulting in a realized gain for the period of $358,000, and 45,826 shares valued at $10.25 per share were issued as bonuses to Company employees resulting in a realized gain of $62,000 and non-cash compensation expense of $470,000. The gains and losses are included as other non-recurring charges in the consolidated statements of operations and as non-cash items in the consolidated statements of cash flows.

     Transition expenses for the year ended June 30, 1997 include charges for costs associated with the combination of Concurrent and the HCSC Real-Time Division.

4. REDEEMABLE CONVERTIBLE PREFERRED STOCK

     In connection with the Acquisition, Concurrent issued 1,000,000 shares of newly issued Class B 9% Cumulative Convertible Redeemable Exchangeable Preferred Stock ("Preferred Stock"). Each share of Preferred Stock was convertible into one or more shares of fully paid non-assessable shares of common stock of the Company at a conversion price of $2.50. The Preferred Stock was recorded at fair value when issued. During fiscal years 1997 and 1998 respectively, 780,000 and 220,000 shares of Concurrent Preferred Stock were converted into outstanding common stock. As of June 30, 1998 and 1999, there was no outstanding Preferred Stock.

                CONCURRENT COMPUTER CORPORATION AND SUBSIDIARIES

5. PROVISION FOR RESTRUCTURING

     In connection with the Acquisition, the Company recorded a $23.2 million restructuring provision as of June 30, 1996. Such charge, based on formal approved plans, included the estimated costs related to the rationalization of facilities, workforce reductions, asset writedowns and other costs which represented approximately 44%, 28%, 26%, and 2%, respectively. The rationalization of facilities included the planned disposition of the Company's Oceanport, New Jersey facility, as well as the closing or downsizing of certain offices located throughout the world. The workforce reductions included the termination of approximately 200 employees worldwide, encompassing substantially all of the Company's employee groups. The asset writedowns were primarily related to the disposition of duplicative machinery and equipment. Cash expenditures related to this reserve were $9.6 million, $2.2 million, and $600,000 for the years ended June 30, 1997, 1998, and 1999, respectively.

     As of June 30, 1999, the restructuring reserve was $90,000, which represents payments owed to the Industrial Development Authority (the "IDA"). On May 5, 1992 the Company had entered into an agreement with the IDA to maintain a presence in Ireland through April 30, 1998. In connection with the Acquisition, the Company closed its Ireland operations in December 1996 and was required to repay grants to the IDA of approximately $484,000 (360,000 Irish pounds).

     During fiscal year 1999, $394,000 was paid to the IDA and the remainder will be paid in the first quarter of fiscal year 2000.

6. DISSOLUTION OF JOINT VENTURE

     In June 1998, the Company entered into a Share Transfer and Termination of Shareholders Agreement (the "Termination Agreement") whereby it acquired the 40 percent interest held by the minority shareholders in the Company's Japanese subsidiary, Concurrent Nippon Corporation ("CNC"). Pursuant to the provisions of the Termination Agreement, the minority shareholders relinquished their interest in CNC by transferring 1,200 shares of CNC to the Company and paying $1.2 million to the Company.

     Per the original joint venture agreement, Concurrent and the minority shareholders shared the income of CNC on a 60-40 basis, respectively. However, for losses, minority shareholders only assumed its share of the losses until it reached the 40 percent investment. Subsequent to that point Concurrent had assumed 100 percent of the losses. The minority shareholders stopped assuming its share of CNC's losses at the end of fiscal year 1996.

     As part of the Termination Agreement, the minority shareholders agreed to assume its share of CNC losses subsequent to fiscal year 1996 amounting to $1.2 million. The Company accounted for this payment from the minority shareholders in the consolidated statement of operations as other non-recurring items in 1998.

7. DISSOLUTION OF SUBSIDIARY

     During the year ended June 30, 1999, the Company dissolved its subsidiary Concurrent Computer Corporation France (the "French Branch"). However, the French Branch should not be confused with Concurrent Computer Corporation S.A., the Company's continuing French subsidiary. In connection with the dissolution, all assets and liabilities of the French Branch were assumed by the Company. As a result, a loss of $429,000, representing the write off of the French Branch's cumulative translation adjustment, was recorded in other non-recurring charges in the consolidated statement of operations for the year ended June 30, 1999.

                CONCURRENT COMPUTER CORPORATION AND SUBSIDIARIES

8. INVENTORIES

     Inventories consist of the following:

                                                                  JUNE 30,
                                                              -----------------
                                                               1998       1999
                                                              ------     ------
                                                               (IN THOUSANDS)
Raw materials...............................................  $4,780     $3,103
Work-in-process.............................................     959      1,175
Finished goods..............................................     524        363
                                                              ------     ------
                                                              $6,263     $4,641
                                                              ======     ======

At June 30, 1998 and 1999, some portion of the Company's inventory was in excess of the current requirements based upon the planned level of sales for future years. Accordingly, the Company has an accrual for inventory reserves of $4.6 million to reduce the value of the inventory to its estimated net realizable value at June 30, 1998 and 1999.

9. PROPERTY, PLANT AND EQUIPMENT AND OTHER LONG-TERM ASSETS

     Property, plant and equipment consists of the following:

                                                                   JUNE 30,
                                                              -------------------
                                                                1998       1999
                                                              --------   --------
                                                                (IN THOUSANDS)
Land........................................................  $    513   $     --
Buildings and leasehold improvements........................     1,409      1,302
Machinery, equipment and customer support spares............    28,343     34,647
                                                              --------   --------
                                                                30,265     35,949
Less: Accumulated depreciation..............................   (17,846)   (25,013)
                                                              --------   --------
                                                              $ 12,419   $ 10,936
                                                              ========   ========

     For the years ended June 30, 1997, 1998, and 1999, depreciation and amortization expense for property plant and equipment amounted to $5,123,000, $4,494,000, and $4,087,000, respectively.

     In fiscal year 1999, the Company entered into an agreement to sell its France facility. In connection with this transaction, which will be finalized in the first quarter of fiscal year 2000, the facility was written down by $0.4 million to its estimated fair market value of $1.2 million, based upon a valuation by the acquiring company, and classified as a facility held for sale in the consolidated balance sheet at June 30, 1999. The loss on facility held for sale is reflected as an operating expense in the consolidated statement of operations for the year ended June 30, 1999.

     During fiscal year 1996, in connection with the Acquisition and the resulting planned disposition of the Company's Oceanport, New Jersey facility, the book value of land and building related to this facility was written down by $6.8 million to its estimated fair value of $4.7 million, based upon a valuation by independent appraisers, and classified as a facility held for sale. The sale was finalized during the first quarter of fiscal year 1998 and resulted in net proceeds of approximately $5.4 million, which was used to pay the Company's long term debt. The Company realized a gain of $0.7 million in the consolidated statement of operations for the year ended June 30, 1998.

                CONCURRENT COMPUTER CORPORATION AND SUBSIDIARIES

10. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

     Accounts payable and accrued expenses consist of the following:

                                                               1998       1999
                                                              -------    ------
                                                               (IN THOUSANDS)
Accounts payable, trade.....................................  $ 4,946    $2,941
Accrued payroll, vacation and other employee expenses.......    4,695     4,314
Restructuring reserve.......................................      661        90
Other accrued expenses......................................    3,019     1,628
                                                              -------    ------
                                                              $13,321    $8,973
                                                              =======    ======

11. DEBT AND LINES OF CREDIT

     On March 1, 1998, the Company entered into a new credit agreement providing for an $8 million revolving credit facility maturing on August 1, 2000 (the "Revolver"). During fiscal year 1998, the Company repaid the outstanding term loan and revolver from its prior credit agreement, and the Company's Japanese subsidiary repaid its bank loans for which the Company was a guarantor.

     At June 30, 1999, the outstanding balance of the Revolver was $0. The Company may reborrow and repay the Revolver, subject to certain collateral requirements, at any time prior to the maturity date. The interest rate of the Revolver is prime plus 0.75% (8.5% at June 30, 1999). The Company has pledged substantially all of its domestic assets as collateral for the Revolver. During 1999, the outstanding balance on the June 1998 revolver was paid in full in the amount of $1.1 million.

     The Revolver contains various covenants and restrictions, which among other things, (1) place certain limits on corporate acts of the Company such as fundamental changes in the corporate structure of the Company, investments in other entities, incurrence of additional indebtedness, creation of liens or certain distributions or dispositions of assets, including cash dividends, and
(2) require the Company to meet financial tests of a period basis, the most restrictive of which relate to the maintenance of collateral coverage and debt coverage all as defined in the agreement. At June 30, 1999, the Company was in compliance with such covenants and restrictions or obtained waiver for noncompliance.

12. INCOME TAXES

     The domestic and foreign components of (loss) income before provision for income taxes are as follows:

                                                                YEARS ENDED JUNE 30,
                                                              -------------------------
                                                               1997     1998     1999
                                                              ------   ------   -------
                                                                   (IN THOUSANDS)
United States...............................................  $ (489)  $2,143   $(1,420)
Foreign.....................................................   5,931    2,231       118
                                                              ------   ------   -------
                                                              $5,442   $4,374   $(1,302)
                                                              ======   ======   =======

                CONCURRENT COMPUTER CORPORATION AND SUBSIDIARIES

     The components of the provision for income taxes are as follows:

                                                               YEARS ENDED JUNE 30,
                                                              ----------------------
                                                               1997    1998    1999
                                                              ------   ----   ------
Current:
  Federal...................................................  $   --   $ --   $   --
  Foreign...................................................   1,347    496    1,056
                                                              ------   ----   ------
          Total.............................................  $1,347   $496   $1,056
                                                              ------   ----   ------
Deferred:
  Federal...................................................  $   --   $ 98   $   --
  Foreign...................................................      34    366     (693)
                                                              ------   ----   ------
          Total.............................................  $   34   $464   $ (693)
                                                              ------   ----   ------
          Total.............................................  $1,381   $960   $  363
                                                              ======   ====   ======

     A reconciliation of the income tax (benefit) expense computed using the Federal statutory income tax rate to the Company's provision for income taxes is as follows:

                                                                YEARS ENDED JUNE 30,
                                                              -------------------------
                                                               1997     1998     1999
                                                              ------   ------   -------
                                                                   (IN THOUSANDS)
Income (loss) before provision for income taxes.............  $5,442   $4,374   $(1,302)
                                                              ======   ======   =======
Tax (benefit) statutory rate................................   1,850    1,487      (443)
Other, net..................................................    (469)    (527)      806
                                                              ------   ------   -------
Provision for income taxes..................................  $1,381   $  960   $   363
                                                              ======   ======   =======

     As of June 30, 1998 and 1999, the Company's deferred tax assets and liabilities were comprised of the following:

                                                                   JUNE 30,
                                                              -------------------
                                                                1998       1999
                                                              --------   --------
                                                                (IN THOUSANDS)
Gross deferred tax assets related to:
  U.S. and foreign net operating loss carryforwards.........  $ 46,891   $ 46,809
  Book and tax basis differences for reporting purposes.....    10,956     10,530
  Other reserves............................................       569        607
  Accrued compensation......................................     1,156        883
  Other.....................................................     1,042        785
                                                              --------   --------
          Total gross deferred tax assets...................    60,614     59,614
Valuation allowance.........................................   (58,814)   (57,372)
                                                              --------   --------
          Total deferred tax asset..........................     1,800      2,242
Gross deferred tax liabilities primarily related to property
  and equipment.............................................     1,800      1,549
                                                              --------   --------
          Total gross deferred tax liability................     1,800      1,549
                                                              --------   --------
          Deferred income tax assets........................  $     --   $    693
                                                              ========   ========

     Any future benefits attributable to the U.S. Federal net operating loss carryforwards that originated prior to the Company's quasi-reorganization are accounted for through adjustments to capital in excess of par value. Under
Section 382 of the Internal Revenue Code, future benefits attributable to the net operating loss carryforwards and tax credits that originated prior to the Company's quasi-reorganization and those that originated subsequent to the Company's quasi-reorganization through the date of the Company's 1993

                CONCURRENT COMPUTER CORPORATION AND SUBSIDIARIES comprehensive refinancing ("1993 Refinancing") are limited to approximately $300,000 per year. The Company's U.S. Federal net operating loss carryforwards begin to expire in 2004. As of June 30, 1999, the Company has remaining utilizable U.S. Federal tax net operating loss carryforwards of approximately $103 million for income tax purposes. Approximately $55 million of these net operating loss carryforwards originated prior to the Company's 1993 Refinancing and are limited to $300,000 per year. The remaining $48 million of net operating loss carryforwards may be limited in accordance with IRC Section 382.

     Deferred income taxes have not been provided for undistributed earnings of foreign subsidiaries, which originated subsequent to the Company's quasi-reorganization, primarily due to the Company's required investment in certain subsidiaries.

     Additionally, deferred income taxes have not been provided on undistributed earnings of foreign subsidiaries that originated prior to the Company's quasi-reorganization. The impact of both the subsequent repatriation of such earnings and the resulting offset, in full, from the utilization of net operating loss carryforwards will be accounted for through adjustments to capital in excess of par value.

     The valuation allowance for deferred tax assets as of June 30, 1998 and 1999 was approximately $59 million and $57 million, respectively. The net change in the total valuation allowance for the year ended June 30, 1999 was a decrease of approximately $1.4 million. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. As such, the deferred tax assets have been reduced by the valuation allowance since management considers more likely than not that these deferred tax assets will not be realized.

13. PENSIONS AND OTHER POSTRETIREMENT BENEFITS

     The Company maintains a retirement savings plan (the "Plan") available to U.S. employees, which qualifies as a defined contribution plan under Section 401(k) of the Internal Revenue Code. The Company may make a discretionary matching contribution equal to 100% of the first 6% of employees' contributions. For the years ended June 30, 1997, 1998 and 1999, the Company matched 100% of the employees' Plan contributions up to 6%.

     The Company's matching contributions under the Plan are as follows:

                                                               1997     1998     1999
                                                              ------   ------   ------
                                                                   (IN THOUSANDS)
Matching contribution.......................................  $1,439   $1,140   $1,040

                CONCURRENT COMPUTER CORPORATION AND SUBSIDIARIES

     Certain foreign subsidiaries of the Company maintain pension plans for their employees that conform to the common practice in their respective countries. The related changes in benefit obligation and plan assets and the amounts recognized in the consolidated balance sheets are presented in the following tables:

     Reconciliation of Funded Status

                                                                  JUNE 30,
                                                              -----------------
                                                               1998      1999
                                                              -------   -------
                                                               (IN THOUSANDS)
Change in benefit obligation:
  Benefit obligation at beginning of year...................  $ 9,304   $10,777
  Service cost..............................................      360       336
  Interest cost.............................................      858       886
  Plan participants' contributions..........................      100        71
  Actuarial loss............................................      (27)    2,803
  Foreign currency exchange rate change.....................      249      (586)
  Benefits paid.............................................      (67)      (57)
                                                              -------   -------
          Benefit obligation at end of year.................  $10,777   $14,230
                                                              =======   =======
Change in plan assets:
  Fair value of plan assets at beginning of year............  $11,606   $13,603
  Actual return on plan assets..............................    1,539       957
  Employer contributions....................................      205       170
  Plan participants' contributions..........................      100        71
  Benefits paid.............................................      (28)      (20)
  Foreign currency exchange rate change.....................      181      (700)
                                                              -------   -------
          Fair value of plan assets at end of year..........  $13,603   $14,081
                                                              =======   =======
Funded status...............................................  $ 2,826   $  (149)
Unrecognized actuarial loss.................................   (3,243)       (3)
Unrecognized prior service benefit..........................      317       277
Unrecognized net transition obligation......................     (298)     (211)
                                                              -------   -------
          Net amount recognized.............................  $  (398)  $   (86)
                                                              =======   =======

     Amounts Recognized in the Consolidated Balance Sheet

                                                                  JUNE 30,
                                                              -----------------
                                                               1998      1999
                                                              -------   -------
                                                               (IN THOUSANDS)
Prepaid benefit cost........................................  $ 1,071   $ 1,255
Accrued benefit liability...................................   (1,469)   (1,341)
                                                              -------   -------
Net amount recognized.......................................  $  (398)  $   (86)
                                                              =======   =======

     The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $2.3 million, $2.2 million and $1.4 million, respectively, as of June 30, 1998, and $2.4 million, $2.4 million and $1.5 million, respectively, as of June 30, 1999.

     Plan assets are comprised primarily of investments in managed funds consisting of common stock, money market and real estate investments.

                CONCURRENT COMPUTER CORPORATION AND SUBSIDIARIES

     The assumptions used to measure the present value of benefit obligations and net periodic benefit cost are shown in the following table:

     Significant Assumptions

                                                             JUNE 30,
                                            -------------------------------------------
                                                1997           1998           1999
                                            ------------   ------------   -------------
Discount rate............................   6.5% to 9.0%   6.5% to 8.5%   6.0% to 6.25%
Expected return on plan assets...........   7.0% to 9.0%   7.0% to 8.5%       6.0%
Compensation increase rate...............   3.5% to 7.0%   3.5% to 7.0%   3.5% to 4.5%

     Components of Net Periodic Benefit Cost

                                                                 YEAR ENDED JUNE 30,
                                                              -------------------------
                                                               1997      1998     1999
                                                              -------   -------   -----
                                                                   (IN THOUSANDS)
Service cost................................................  $   286   $   360   $ 336
Interest cost...............................................      782       858     886
Expected return on plan assets..............................   (1,024)   (1,130)   (873)
Amortization of unrecognized net transition obligation......      (70)      (71)    (69)
Amortization of unrecognized prior service benefit..........       --        25      25
Recognized actuarial loss...................................      (77)     (125)    (51)
                                                              -------   -------   -----
Net periodic benefit cost...................................  $  (103)  $   (83)  $ 254
                                                              =======   =======   =====

     On July 1, 1993, the Company adopted the provisions of SFAS No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions". In connection with the adoption of this standard, the Company recorded a non-cash charge of $3.0 million in fiscal year 1994, which represented the immediate recognition of the accumulated postretirement benefit obligation at the date of adoption.

     The plan was subject to amendment at the Company's discretion, and as a result of the Acquisition, a decision was made to terminate the plan. The Company recognized a $2.5 million gain from curtailment of the plan during the year ended June 30, 1997.

14. EMPLOYEE STOCK PLANS

     The Company has a Stock Option Plan providing for the grant of incentive stock options to employees and non-qualified stock options (NSO's) to employees, non-employee directors and consultants. The Stock Option Plan is administered by the Stock Award Committee comprised of members of the Compensation Committee of the Board of Directors or the Board of Directors, as the case may be. Under the plan, the Stock Award Committee may award, in addition to stock options, shares of Common Stock on a restricted basis. The plan also specifically provides for stock appreciation rights and authorizes the Stock Award Committee to provide, either at the time of the grant of an option or otherwise, that the option may be cashed out upon terms and conditions to be determined by the Committee or the Board. No stock appreciation rights have been granted during the years ended June 30, 1997, 1998, and 1999. The plan terminates on January 31, 2002. Stockholders have approved the purchase of up to 9,000,000 shares under the plan.

                CONCURRENT COMPUTER CORPORATION AND SUBSIDIARIES

     Changes in options outstanding under the plan during the years ended June 30, 1997, 1998 and 1999 are as follows:

                                           1997                    1998                    1999
                                  ----------------------   ---------------------   ---------------------
                                                WEIGHTED                WEIGHTED                WEIGHTED
                                                AVERAGE                 AVERAGE                 AVERAGE
                                                EXERCISE                EXERCISE                EXERCISE
                                    SHARES       PRICE       SHARES      PRICE       SHARES      PRICE
                                  -----------   --------   ----------   --------   ----------   --------
Outstanding at beginning of
  year..........................    5,483,527    $1.91      6,016,229    $2.15      5,852,794    $2.13
Granted.........................    1,711,000     2.26        630,800     1.86      1,648,500     2.77
Exercised.......................   (1,066,362)    1.12       (666,443)    1.45       (884,283)    2.02
Forfeited.......................     (111,936)    1.92       (127,792)    5.06       (231,042)    2.17
                                  -----------              ----------              ----------
Outstanding at year-end.........    6,016,229     2.15      5,852,794     2.13      6,385,969     2.31
                                  ===========              ==========              ==========
Options exercisable at year
  end...........................    2,493,536               3,076,730               3,498,533
                                  ===========              ==========              ==========
Weighted average fair value of
  options granted during the
  year..........................  $      0.66              $     0.42              $     1.56
                                  ===========              ==========              ==========

     Options with respect to 3,498,533 shares of common stock, with an average exercise price of $2.31, were exercisable at June 30, 1999. The weighted-average fair value of the stock options granted during 1997, 1998 and 1999 was $1,130,324, $263,415, and $2,571,431, respectively, on the date of grant using the Black Scholes option-pricing model. The weighted-average assumptions used were: expected dividend yield 0%, risk-free interest rate 5.0%, expected life of
4.01 years and an expected volatility of 35%, 35%, and 70% respectively.

     The following table summarizes information about stock options outstanding and exercisable at June 30, 1999:

                         OUTSTANDING OPTIONS             OPTIONS EXERCISABLE
                 ------------------------------------   ----------------------
                  WEIGHTED
                   AVERAGE                   WEIGHTED                 WEIGHTED
   RANGE OF       REMAINING                  AVERAGE                  AVERAGE
   EXERCISE      CONTRACTUAL   AT JUNE 30,   EXERCISE   AT JUNE 30,   EXERCISE
    PRICES          LIFE          1999        PRICE        1999        PRICE
---------------  -----------   -----------   --------   -----------   --------
$ 0.88 -- $ 0.99    5.84           52,901     $ 0.88        52,901     $ 0.88
$ 1.00 -- $ 1.99    7.01          554,246       1.50       318,604       1.49
$ 2.00 -- $ 2.99    7.71        5,578,337       2.34     2,943,209       2.11
$ 3.00 -- $ 3.99    9.11           59,166       3.15        45,834       3.19
$ 4.00 -- $ 4.99    2.22          139,452       4.39       136,118       4.39
$ 5.00 -- $ 5.99    1.98            1,500       5.08         1,500       5.08
$ 6.00 -- $ 6.99    2.06              100       6.88           100       6.88
$ 7.00 -- $ 7.99    2.04              200       7.19           200       7.19
$25.63 -- $47.50    0.14               67      41.30            67      41.30
                    ----        ---------     ------     ---------     ------
                    7.47        6,385,969     $ 2.31     3,498,533     $ 2.13
                    ====        =========     ======     =========     ======

                CONCURRENT COMPUTER CORPORATION AND SUBSIDIARIES

     The Company applies APB Opinion No. 25 in accounting for its Plan and, accordingly, no compensation cost has been recognized for its stock options in the financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net income (loss) applicable to common shareholders and net income
(loss) per share would have been reduced to the pro forma amounts indicated below:

                                                                YEARS ENDED JUNE 30,
                                                              -------------------------
                                                               1997     1998     1999
                                                              ------   ------   -------
                                                                   (IN THOUSANDS)
Net income (loss) applicable to common shareholders:
  As reported...............................................  $3,750   $3,396   $(1,665)
  Pro forma.................................................  $2,620   $3,133   $(2,147)
Net income (loss) per share (basic and diluted):
  As reported...............................................  $ 0.08   $ 0.07   $ (0.03)
  Pro forma.................................................  $ 0.06   $ 0.07   $ (0.04)

15. ISSUANCE OF NON-CASH WARRANTS

     On May 20, 1998, the Company entered into a Letter of Intent ("LOI") with Scientific-Atlanta, Inc. ("SAI") providing for the joint development and marketing of a video-on-demand system to cable network operators. A definitive agreement was signed on August 17, 1998. In exchange for SAI's technical and marketing contributions, the Company issued warrants for 2 million shares of its common stock, exercisable at $5 per share over a four-year term.

     The LOI between Concurrent and SAI is broken into three phases:

    Phase I        Technical/Commercial Evaluation and Definitive Agreement

    Phase II       Initial Development and Video-on-Demand Field Demonstration
                   System

    Phase III      Commercial Deployment

     During Phase I, either party could terminate the negotiations at any time. In June 1998, the parties moved to Phase II and pursuant to the provisions of SFAS No. 123, Concurrent recorded a charge of $1.6 million representing the fair value of the underlying stock using the Black-Scholes option-pricing model for the warrants to purchase 2 million shares of the Company's stock.

     The LOI further stipulates that Concurrent is required to issue additional warrants to SAI upon achievement of pre-determined revenue targets. These warrants are to be issued with a strike price of a 15% discount to the then current market price. To date no such targets have been met.

16. RIGHTS PLAN

     On July 31, 1992, the Board of Directors of the Company declared a dividend distribution of one Series A Participating Cumulative Preferred Right for each share of the Company's Common Stock and Convertible Preferred Stock. The dividend was made to stockholders of record on August 14, 1992. Under the rights plan, each Right becomes exercisable unless redeemed (1) after a third party owns 20% or more of the outstanding shares of the Company's voting stock and engages in one or more specified self-dealing transactions, (2) after a third party owns 30% or more of the outstanding voting stock or (3) following the announcement of a tender or exchange offer that would result in a third party owning 30% or more of the Company's voting stock. Any of these events would trigger the rights plan and entitle each right holder to purchase from the Company one one-hundredth of a share of Series A Participating Cumulative Preferred Stock at a cash price of $30 per right.

                CONCURRENT COMPUTER CORPORATION AND SUBSIDIARIES

     Under certain circumstances following satisfaction of third party ownership tests of the Company's voting stock, upon exercise each holder of a right would be able to receive common stock of the Company or its equivalent, or common stock of the acquiring entity, in each case having a value of two times the exercise price of the right. The rights will expire on August 14, 2002 unless earlier exercised or redeemed, or earlier termination of the plan.

17. BASIC AND DILUTED INCOME (LOSS) PER SHARE COMPUTATION

     The following table presents a reconciliation of the numerators and denominators of basic and diluted income (loss) per share for the periods indicated:

                                                                  YEAR ENDED JUNE 30,
                                                              ---------------------------
                                                               1997      1998      1999
                                                              -------   -------   -------
                                                                 (IN THOUSANDS, EXCEPT
                                                                  PER SHARE AMOUNTS)
Basic EPS calculation:
  Net income (loss).........................................  $ 4,061   $ 3,414   $(1,665)
  Less: Preferred stock dividends and accretion.............      311        18        --
                                                              -------   -------   -------
  Net income (loss) available to common shareholders........  $ 3,750   $ 3,396   $(1,665)
  Weighted average number of shares outstanding.............   44,603    47,002    47,967
                                                              -------   -------   -------
          Basic EPS.........................................  $  0.08   $  0.07   $ (0.03)
                                                              =======   =======   =======
Diluted EPS calculation:
  Net income (loss).........................................  $ 4,061   $ 3,414   $(1,665)
  Less: Preferred stock dividends and accretion.............      311        18        --
                                                              -------   -------   -------
  Net income (loss) available to common shareholders........  $ 3,750   $ 3,396   $(1,665)
Weighted average number of shares outstanding...............   44,603    47,002    47,967
Incremental shares from assumed conversion of stock
  options...................................................      509       625        --
                                                              -------   -------   -------
                                                               45,112    47,627    47,967
                                                              -------   -------   -------
          Diluted EPS.......................................  $  0.08   $  0.07   $ (0.03)
                                                              =======   =======   =======

18. CONCENTRATION OF RISK

     A summary of the Company's financial data by geographic area follows:

                                                               YEAR ENDED JUNE 30,
                                                           ----------------------------
                                                             1997      1998      1999
                                                           --------   -------   -------
                                                                  (IN THOUSANDS)
Net sales:
  United States..........................................  $ 60,039   $49,708   $41,726
  Intercompany...........................................    11,031     6,164     5,843
                                                           --------   -------   -------
                                                             71,070    55,872    47,569
                                                           --------   -------   -------
  Europe.................................................    28,119    18,383    17,453
  Intercompany...........................................     1,759     1,161       344
                                                           --------   -------   -------
                                                             29,878    19,544    17,797
                                                           --------   -------   -------
  Asia/Pacific...........................................    17,077    12,341     9,519
  Intercompany...........................................        50        26        53
                                                           --------   -------   -------
                                                             17,127    12,367     9,572
                                                           --------   -------   -------
  Other..................................................     3,132     1,783     1,265
                                                           --------   -------   -------
                                                            121,207    89,566    76,203
  Eliminations...........................................   (12,840)   (7,351)   (6,240)
                                                           --------   -------   -------
          Total..........................................  $108,367   $82,215   $69,963
                                                           ========   =======   =======

                CONCURRENT COMPUTER CORPORATION AND SUBSIDIARIES

                                                               YEAR ENDED JUNE 30,
                                                           ----------------------------
                                                             1997      1998      1999
                                                           --------   -------   -------
                                                                  (IN THOUSANDS)
Operating income (loss):
  United States..........................................  $  4,881   $   394   $(2,146)
  Europe.................................................       985     1,163        72
  Asia/Pacific...........................................     1,802     1,349       560
  Other..................................................       565       390       149
  Eliminations...........................................     1,006        15        76
                                                           --------   -------   -------
          Total..........................................  $  9,239   $ 3,311   $(1,289)
                                                           ========   =======   =======

                                                                   JUNE 30,
                                                              -------------------
                                                                1998       1999
                                                              --------   --------
                                                                (IN THOUSANDS)
Identifiable assets:
  United States.............................................  $ 55,778   $ 54,794
  Europe....................................................    18,048     14,601
  Asia/Pacific..............................................    14,820     13,551
  Other.....................................................     1,394        543
  Eliminations..............................................   (43,805)   (42,920)
                                                              --------   --------
          Total.............................................  $ 46,235   $ 40,569
                                                              ========   ========

     Intercompany transfers between geographic areas are accounted for at prices similar to those available to comparable unaffiliated customers. Sales to unaffiliated customers outside the U.S., including U.S. export sales, were $49,534,000, $34,877,000, and $29,058,000 for the years ended June 30, 1997,
1998 and 1999, respectively, which amounts represented 46%, 42%, and 42% of total sales for the respective fiscal years.

     Sales to the U.S. Government and its agencies amounted to approximately $27,737,000, $22,203,000 and $23,053,000 for the years ended June 30, 1997, 1998 and 1999, respectively, which amounts represented 26%, 27% and 33% of total sales for the respective fiscal years. Sales to the Company's largest commercial customer amounted to approximately $8,228,000 or 12% of total sales for the year ended June 30, 1999. In the three-year period ended June 30, 1999, there were no other customers representing more than 10% of total revenues in any year.

     Concentration of credit risk with respect to trade receivables is limited due to the large number of customers comprising the Company's customer base. Ongoing credit evaluations of customers' financial condition are performed and collateral is generally not required.

                CONCURRENT COMPUTER CORPORATION AND SUBSIDIARIES

19. QUARTERLY CONSOLIDATED FINANCIAL INFORMATION (UNAUDITED)

     The following is a summary of quarterly financial results for the years ended June 30, 1999 and 1998:

                                                             THREE MONTHS ENDED
                                             ---------------------------------------------------
                                             SEPTEMBER 30,   DECEMBER 31,   MARCH 31,   JUNE 30,
                                                 1998            1998         1999        1999
                                             -------------   ------------   ---------   --------
                                                  (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
1999
Net sales..................................     $16,874        $19,181       $17,676    $16,232
Gross margin...............................       8,749          9,834         9,257      7,497
Operating income (loss) (a)................         212            539           562     (2,602)
Net income (loss) (a)......................        (426)           915           294     (2,448)
Net income (loss) per share................       (0.01)          0.02          0.01      (0.05)

------------

(a) Net loss for the quarter ended September 30, 1998 reflects a loss of $0.4 million resulting from the Company's dissolution of its subsidiary Concurrent Computer Corporation France (see Note 7). Net income for the quarter ended December 31, 1998 reflects an $0.3 million exchange gain resulting from the settlement of a subsidiary's short-term loan to the Company. Operating loss and net loss for the three months ended June 30, 1999 reflect a $0.4 million loss on impairment of the Company's France facility (see Note 9).

                                                              THREE MONTHS ENDED
                                             ----------------------------------------------------
                                             SEPTEMBER 30,   DECEMBER 31,   MARCH 31,   JUNE 30,
                                                 1997            1997         1998        1998
                                             -------------   ------------   ---------   ---------
                                                   (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
1998
Net sales..................................     $20,605        $21,016       $20,394     $20,200
Gross margin...............................       9,883         10,763         9,601      10,143
Operating income (loss) (b)................       1,646          2,199         1,017      (1,551)
Net income (loss) (b)......................       1,300          1,423         1,005        (314)
Net income (loss) per share................        0.03           0.03          0.02       (0.01)

------------

(b) Operating loss and net loss for the three months ended June 30, 1998 reflect a $1.6 million non-cash charge relating to the issuance of warrants for the purchase of 2,000,000 shares of the Company's common stock to Scientific-Atlanta, Inc. (see Note 15).

20. COMMITMENTS AND CONTINGENCIES

     The Company leases certain sales and service offices, warehousing, and equipment. The leases expire at various dates through 2005 and generally provide for the payment of taxes, insurance and maintenance costs. Additionally, certain leases contain escalation clauses that provide for increased rents resulting from the pass through of increases in operating costs, property taxes and consumer price indexes.

     At June 30, 1999, future minimum payments under non-cancelable operating leases for the years ending June 30 are as follows:

                                                              (IN THOUSANDS)
2000........................................................     $  2,760
2001........................................................        1,624
2002........................................................          836
2003........................................................          491
2004 and thereafter.........................................          274
                                                                 --------
                                                                 $  5,985
                                                                 ========

                CONCURRENT COMPUTER CORPORATION AND SUBSIDIARIES

     Rent expense amounted to $3,776,000, $4,761,000, and $3,937,000, for the years ended June 30, 1997, 1998 and 1999, respectively.

     In August 1999, the Company entered into a five-year lease commencing on January 1, 2000 for a 30,000 square foot facility in Pompano Beach, Florida, directly across the street from its manufacturing facility. The new facility will house the Real-Time Division's offices. Costs incurred to move from the Fort Lauderdale facility to the new facility are not expected to be material.

     The Company, from time to time, is involved in litigation incidental to the conduct of its business. The Company and its counsel believe that such pending litigation will not have a material adverse effect on the Company's results of operations or financial condition.

     The Company has entered into employment agreements with its executive officers. In the event an executive officer is terminated directly by the Company without cause or in certain circumstances constructively by the Company, the terminated officer will be paid severance compensation for a one or two-year period (depending on the executive) in an annualized amount equal to the respective officer's annual salary then in effect plus an amount equal to the then most recent annual bonus or target bonus paid or, if determined, payable, to such officer. At June 30, 1999, the maximum contingent liability under these agreements is approximately $2.7 million. The Company's employment agreements with certain of its officers contain certain offset provisions, as defined in their respective agreements.

21. NEW ACCOUNTING PRONOUNCEMENTS

     On April 3, 1998, the AICPA Accounting Standards Executive Committee issued SOP 98-5, "Reporting on the Costs of Start-Up Activities". This SOP requires that costs incurred during start-up activities, including organization costs, be expensed as incurred. Companies that previously capitalized such costs are required to write-off the unamortized portion of such costs as the cumulative effect of a change of accounting principle. The Company does not incur any start up costs, therefore adoption of this SOP will not have a significant impact on the Company's financial reporting.

     On March 1998, the AICPA issued Statement of Position 98-1, "Accounting for the costs of software developed or obtained for internal use" ("SOP 98-1"). This standard requires companies to capitalize qualifying computer software costs, which are incurred during the application development stage, and amortize them over the software's estimated useful life. SOP 98-1 is effective for fiscal years beginning after December 15, 1998. The Company expects no impact on its financial statements related to SOP 98-1.

     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No. 133 requires the recognition of all derivatives as either assets or liabilities in the balance sheet and the measurement of those instruments at fair value. Gains and losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. SFAS No. 137 amended the effective date for implementation of SFAS No. 133 until fiscal years beginning after June 15, 2000. The Company does not engage in hedging activities, therefore this SFAS will not have a significant impact on the Company's financial statements.

                CONCURRENT COMPUTER CORPORATION AND SUBSIDIARIES

                       VALUATION AND QUALIFYING ACCOUNTS
                FOR THE YEARS ENDED JUNE 30, 1997, 1998 AND 1999

                                   BALANCE AT                                                     BALANCE
                                   BEGINNING    CHARGED TO COSTS     DEDUCTIONS                   AT END
           DESCRIPTION              OF YEAR       AND EXPENSES          (A)         OTHER         OF YEAR
           -----------             ----------   ----------------     ----------   ----------      -------
                                                               (IN THOUSANDS)
Reserves and allowances deducted
  from asset accounts:

1997
Reserve for inventory
  obsolescence and shrinkage.....   $10,677               --          $(1,641)    $   (4,243)(d)  $4,793
Allowance for doubtful
  accounts.......................     1,143              320             (550)            --         913

1998
Reserve for inventory
  obsolescence and shrinkage.....   $ 4,793               --          $  (193)            --      $4,600
Allowance for doubtful
  accounts.......................       913             (140)(c)         (258)           (12)(b)     503

1999
Reserve for inventory
  obsolescence and shrinkage.....   $ 4,600         $  1,087          $(1,119)            --      $4,568
Allowance for doubtful
  accounts.......................       503               19             (104)            --         418

------------

(a) Charges and adjustments to the reserve accounts for write-offs and credits issued during the year.
(b) Includes adjustments to the reserve account and allowance for doubtful accounts for foreign currency translation.
(c) Includes reversal of excess reserve due to improved collections.
(d) Decrease in the reserve due to transfer of spares and goods-on-loan inventory and the related reserves to property, plant and equipment and accumulated depreciation, respectively, due to a change in accounting policy.

                CONCURRENT COMPUTER CORPORATION AND SUBSIDIARIES

                     UNAUDITED CONSOLIDATED BALANCE SHEETS

                                                              JUNE 30,   MARCH 31,
                                                                1999       2000
                                                              --------   ---------
                                                                  (UNAUDITED)
                                                                 (IN THOUSANDS)
                                      ASSETS
Current assets:
  Cash and cash equivalents.................................  $ 6,872     $ 6,093
  Accounts receivable -- net................................   14,879      17,240
  Inventories...............................................    4,641       4,764
  Prepaid expenses and other current assets.................    1,053         871
                                                              -------     -------
          Total current assets..............................   27,445      28,968
Property, plant and equipment -- net........................   10,936      11,533
Facilities held for sale....................................    1,223          --
Purchased developed computer software.......................       --       1,821
Goodwill....................................................       --       3,022
Other long-term assets......................................      965       1,764
                                                              -------     -------
          Total assets......................................  $40,569     $47,108
                                                              =======     =======

                       LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued expenses.....................  $ 8,973     $11,298
  Deferred revenue..........................................    3,778       3,213
                                                              -------     -------
          Total current liabilities.........................   12,751      14,511
Other long-term liabilities.................................    1,807       1,674
                                                              -------     -------
          Total liabilities.................................   14,558      16,185
                                                              -------     -------
Stockholders' equity:
  Common stock..............................................      485         537
  Capital in excess of par value............................   98,916     125,492
  Accumulated deficit after eliminating accumulated deficit
     of $81,826 at December 31, 1991, date of
     quasi-reorganization...................................  (72,856)    (94,243)
  Treasury stock............................................      (58)        (58)
  Accumulated other comprehensive loss......................     (476)       (805)
                                                              -------     -------
          Total stockholders' equity........................   26,011      30,923
                                                              -------     -------
Total liabilities and stockholders' equity..................  $40,569     $47,108
                                                              =======     =======

   The accompanying notes are an integral part of the unaudited consolidated financial statements.

                CONCURRENT COMPUTER CORPORATION AND SUBSIDIARIES

                UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

                                                               NINE MONTHS ENDED
                                                                   MARCH 31,
                                                              -------------------
                                                               1999        2000
                                                              -------    --------
                                                                  (UNAUDITED)
                                                                (IN THOUSANDS,
                                                               EXCEPT PER SHARE
                                                                   AMOUNTS)
Revenues:
  Product sales
     Real-time systems......................................  $23,779    $ 20,220
     Video-on-demand systems................................      583       6,912
                                                              -------    --------
          Total product sales...............................   24,362      27,132
  Service and other.........................................   29,369      22,494
                                                              -------    --------
          Total.............................................   53,731      49,626
                                                              -------    --------
Cost of sales:
  Real-time and video-on-demand.............................   10,661      14,068
  Service and other.........................................   15,230      12,375
                                                              -------    --------
          Total.............................................   25,891      26,443
                                                              -------    --------
Gross margin................................................   27,840      23,183
Operating expenses:
  Sales and marketing.......................................   13,846      14,978
  Research and development..................................    7,620       7,316
  General and administrative................................    5,061       6,232
  In-process computer software technology...................       --      14,000
  Relocation and restructuring..............................       --       2,367
                                                              -------    --------
          Total operating expenses..........................   26,527      44,893
                                                              -------    --------
Operating income (loss).....................................    1,313     (21,710)
Interest income (expense) -- net............................      (67)        136
Other non-recurring income (expense)........................      (88)        761
Other income (expense) -- net...............................     (237)       (124)
                                                              -------    --------
Income (loss) before provision for income taxes.............      921     (20,937)
Provision for income taxes..................................      138         450
                                                              -------    --------
Net income (loss)...........................................  $   783    $(21,387)
                                                              =======    ========
Basic and diluted net income (loss) per share...............  $  0.02    $  (0.42)
                                                              =======    ========

   The accompanying notes are an integral part of the unaudited consolidated financial statements.

                CONCURRENT COMPUTER CORPORATION AND SUBSIDIARIES

            UNAUDITED CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                            AND COMPREHENSIVE INCOME
                             (DOLLARS IN THOUSANDS)

                                            COMMON STOCK
                                         ------------------                               ACCUMULATED      TREASURY
                                                              CAPITAL IN                     OTHER           STOCK
                                                       PAR    EXCESS OF    ACCUMULATED   COMPREHENSIVE   -------------
                                           SHARES     VALUE   PAR VALUE      DEFICIT        INCOME       SHARES   COST    TOTAL
                                         ----------   -----   ----------   -----------   -------------   ------   ----   --------
Balance at June 30, 1999...............  48,516,527   $485     $ 98,916     $(72,856)        $(476)       (840)   $(58)  $ 26,011
Sale of common stock under stock.......   3,004,951     30        6,522                                                     6,552
  plans -- unaudited
Issuance of shares for
  acquisition -- unaudited.............   2,233,699     22       19,523                                                    19,545
Comprehensive income:
  Net loss -- unaudited................                                      (21,387)                                     (21,387)
  Foreign currency translation
    adjustment -- unaudited............                                                       (329)                          (329)
                                                                                                                         --------
        Total comprehensive loss --
          unaudited....................                                                                                   (21,716)
Other -- unaudited.....................                             531                                                       531
                                         ----------   ----     --------     --------         -----        ----    ----   --------
Balance at March 31,
  2000 -- unaudited....................  53,755,177   $537     $125,492     $(94,243)        $(805)       (840)   $(58)  $ 30,923
                                         ==========   ====     ========     ========         =====        ====    ====   ========

   The accompanying notes are an integral part of the unaudited consolidated financial statements.

                CONCURRENT COMPUTER CORPORATION AND SUBSIDIARIES

                UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                               NINE MONTHS ENDED
                                                                   MARCH 31,
                                                              -------------------
                                                                1999       2000
                                                              --------   --------
                                                                (IN THOUSANDS)
                                                                  (UNAUDITED)
OPERATING ACTIVITIES:
  Net income (loss).........................................  $    783   $(21,387)
  Adjustments to reconcile net income (loss) to net cash
     provided by (used in) operating activities:
     Write-off of in-process software technology............        --     14,000
     Loss on dissolution of subsidiary......................       429         --
     Depreciation, amortization and other...................     3,701      4,143
     Other non-cash expenses................................        19      1,001
     Changes in operating assets and liabilities:
       Accounts receivable..................................     2,782     (2,326)
       Inventories..........................................       423       (523)
       Prepaid expenses and other current assets............      (753)      (558)
       Other long-term assets...............................       192       (483)
       Accounts payable and accrued expenses................    (3,809)     1,941
       Deferred revenue.....................................      (420)      (565)
       Other long-term liabilities..........................        70       (133)
                                                              --------   --------
          Total adjustments to net income (loss)............     2,364     16,497
                                                              --------   --------
Net cash provided by (used in) operating activities.........     3,417     (4,890)
                                                              --------   --------
INVESTING ACTIVITIES:
  Net additions to property, plant and equipment............    (2,957)    (3,297)
  Proceeds from sale of facility............................        --      1,223
  Other.....................................................        --         76
                                                              --------   --------
Net cash used in investing activities.......................    (2,957)    (1,998)
                                                              --------   --------
FINANCING ACTIVITIES:
  Payments of notes payable.................................      (425)        --
  Proceeds from borrowings under revolving credit
     facility...............................................    39,995         --
  Repayments of borrowings under revolving credit
     facility...............................................   (41,118)        --
  Proceeds from sale and issuance of common stock...........       969      6,552
                                                              --------   --------
Net cash provided by (used in) financing activities.........      (579)     6,552
                                                              --------   --------
Effect of exchange rates on cash and cash equivalents.......        (7)      (443)
                                                              --------   --------
Decrease in cash and cash equivalents.......................      (126)      (779)
Cash and cash equivalents at beginning of period............     5,733      6,872
                                                              --------   --------
Cash and cash equivalents at end of period..................  $  5,607   $  6,093
                                                              ========   ========
Cash paid during the period for:
  Interest..................................................  $    190   $    163
                                                              ========   ========
  Income taxes (net of refunds).............................  $    875   $    230
                                                              ========   ========

   The accompanying notes are an integral part of the unaudited consolidated financial statements.

                CONCURRENT COMPUTER CORPORATION AND SUBSIDIARIES

              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION

     The accompanying condensed consolidated financial statements of Concurrent Computer Corporation ("Concurrent" or the "Company") have been prepared in accordance with the instructions to Form 10-Q and therefore do not include all information and footnotes necessary for a fair presentation of financial position, results of operations and cash flows in conformity with generally accepted accounting principles. The foregoing financial information reflects all adjustments which are, in the opinion of management, necessary for a fair presentation of the results for the periods presented. All such adjustments are of a normal recurring nature.

     While the Company believes that the disclosures presented are adequate to make the information not misleading, it is suggested that these condensed consolidated financial statements be read in conjunction with the audited consolidated financial statements and the notes included in the Annual Report on Form 10-K as filed with the Securities and Exchange Commission.

     The results of interim periods are not necessarily indicative of the results to be expected for the full fiscal year.

2. BASIC AND DILUTED NET INCOME (LOSS) PER SHARE

     Basic net income (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding during each year. Diluted net income (loss) per share is computed by dividing net income (loss) by the weighted average number of shares including common share equivalents. Under the treasury stock method, incremental shares representing the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued are included in the computation.

     The number of shares used in computing basic and diluted net loss per share for the nine months ended March 31, 2000 was 51,335,000. Because of the loss for this period, the common share equivalents are anti-dilutive and are not considered in the diluted EPS calculation. The number of shares used in computing basic and diluted EPS for the nine months ended March 31, 1999 was 47,855,000 and 49,186,000, respectively.

3. INVENTORIES

     Inventories are valued at the lower of cost or market, with cost being determined by using the first-in, first-out ("FIFO") method. The components of inventories are as follows:

                                                                JUNE 30,     MARCH 31,
                                                                  1999          2000
                                                                ---------    ----------
                                                                (DOLLARS IN THOUSANDS)
Raw materials...............................................     $3,103        $3,403
Work-in-process.............................................      1,175         1,022
Finished goods..............................................        363           339
                                                                 ------        ------
                                                                 $4,641        $4,764
                                                                 ======        ======

                CONCURRENT COMPUTER CORPORATION AND SUBSIDIARIES

4. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

     The components of accounts payable and accrued expenses are as follows:

                                                              JUNE 30,    MARCH 31,
                                                                1999         2000
                                                              ---------   ----------
                                                              (DOLLARS IN THOUSANDS)
Accounts payable, trade.....................................   $2,941      $ 3,383
Accrued payroll, vacation and other employee expenses.......    4,314        5,103
Restructuring reserve.......................................       90          321
Other accrued expenses......................................    1,628        2,491
                                                               ------      -------
                                                               $8,973      $11,298
                                                               ======      =======

5. COMPREHENSIVE INCOME (LOSS)

     Effective July 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("FAS No. 130"). FAS No. 130 requires the reporting of comprehensive income in addition to net income from operations. Comprehensive income is a more inclusive financial reporting methodology that includes disclosure of certain financial information that historically has not been recognized in the calculation of net income. The Company's total comprehensive income (loss) is as follows:

                                                                 NINE MONTHS ENDED
                                                                     MARCH 31,
                                                              -----------------------
                                                                 1999         2000
                                                              ----------   ----------
                                                              (DOLLARS IN THOUSANDS)
Net income (loss)...........................................    $  783      $(21,387)
Other comprehensive income (loss):
  Foreign currency translation gains (losses)...............       508          (329)
                                                                ------      --------
          Total comprehensive income (loss).................    $1,291      $(21,716)
                                                                ======      ========

6. SEGMENT INFORMATION

     The Company operates its business in two divisions: real-time and video-on-demand ("VOD"). Its Real-Time division is a leading provider of high-performance, real-time computer systems, solutions and software for commercial and government markets focusing on strategic market areas that include hardware-in-the-loop and man-in-the-loop simulation, data acquisition, industrial systems, and software and embedded applications. Its VOD division is a leading supplier of digital video server systems to a wide range of industries serving a variety of markets, including the broadband/cable, hospitality, intranet/distance learning, and other related markets.

                CONCURRENT COMPUTER CORPORATION AND SUBSIDIARIES

     The accounting policies of the divisions are the same as those described in the summary of significant accounting policies in the consolidated financial statements and related footnotes for the fiscal year ended June 30, 1999 included in the Company's Annual Report on Form 10-K. Shared expenses are primarily allocated based 50 percent on revenues and 50 percent on headcount. There were no material intersegment sales or transfers. The following summarizes the operating income (loss) by segment for the nine-month period ended March 31, 2000 (unaudited):

                                                                NINE MONTHS ENDED MARCH 31, 2000
                                                               ----------------------------------
                                                               REAL-TIME       VOD        TOTAL
                                                               ----------   ---------   ---------
Net sales:
  Product sales.............................................    $20,220     $  6,912    $ 27,132
  Service and other.........................................     22,494           --      22,494
                                                                -------     --------    --------
          Total.............................................     42,714        6,912      49,626
Cost of sales:
  Systems...................................................      9,316        4,752      14,068
  Service and other.........................................     12,375           --      12,375
                                                                -------     --------    --------
          Total.............................................     21,691        4,752      26,443
                                                                -------     --------    --------
Gross margin................................................     21,023        2,160      23,183
Operating expenses:
  Sales and marketing.......................................      9,163        5,815      14,978
  Research and development..................................      3,269        4,047       7,316
  General and administrative................................      3,642        2,590       6,232
  Purchased in process computer software technology.........         --       14,000      14,000
  Relocation and restructuring..............................      1,208        1,159       2,367
                                                                -------     --------    --------
          Total operating expenses..........................     17,282       27,611      44,893
                                                                -------     --------    --------
Operating income (loss).....................................    $ 3,741     $(25,451)   $(21,710)
                                                                =======     ========    ========

It is impracticable to attain comparable information for the nine-month period ended March 31, 1999.

7. RESTRUCTURING AND RELOCATION

     In August 1999, the Company relocated its Corporate Headquarters and its VOD Division to Duluth, Georgia. In connection with this move, the Company incurred employee relocation costs of $769,000, which is recorded as an operating expense in the condensed consolidated statement of operations for the quarter ended September 30, 1999.

     In addition to the relocation discussed above, management decided in the first quarter to "right-size" the Real-Time division to bring its expenses in line with its anticipated revenues. In connection with these events, the Company recorded a $1.6 million restructuring provision as an operating expense in the quarter ended September 30, 1999. This expense represents workforce reductions of approximately 38 employees in all areas of the Company. Cash expenditures of $1.3 million were made against this provision during the nine months ended March 31, 2000 leaving a $0.3 million restructuring accrual at March 31, 2000.

8. DISSOLUTION OF SUBSIDIARY

     During the quarter ended September 30, 1998, the Company dissolved its subsidiary Concurrent Computer Corporation France (the "French Branch"). In connection with the dissolution, all assets and liabilities of the French Branch were assumed by the Company. A loss of $429,000, representing the write off of the French Branch's cumulative translation adjustment, was recorded as other non-recurring charges in the

                CONCURRENT COMPUTER CORPORATION AND SUBSIDIARIES condensed consolidated statement of operations. The Company continues to operate a French Subsidiary, Concurrent Computer Corporation S.A.

9. SALE OF SUBSIDIARY

     On September 8, 1999, the Company entered into an agreement to sell the stock of Concurrent Vibrations, a wholly owned subsidiary of Concurrent Computer Corporation S.A., to Data Physics, Inc. The transaction, which had an effective date of August 31, 1999, resulted in a gain of $761,000. This gain is recorded in other non-recurring items in the condensed consolidated statement of operations in the quarter ended September 30, 1999.

10. RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board issued SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," which will require that all derivative financial instruments be recognized as either assets or liabilities in the balance sheet. SFAS 133 will be effective for the Company's first quarter of fiscal 2001. The company's current investment policy does not allow for the use of hedging instruments. In anticipation of the adoption of SFAS 133, the Company is currently reviewing all outstanding contracts for evidence of embedded derivatives. Based on the procedures undertaken through this point, management does not believe that adoption of SFAS 133 will have a material impact on its results of operations.

11. ACQUISITION OF VIVID TECHNOLOGY

     On October 28, 1999, the Company acquired Vivid Technology ("Vivid") for total consideration of $19.8 million, consisting of 2,233,689 shares of common stock valued at $16.8 million, $0.2 million of acquisition costs, and 378,983 shares reserved for future issuance upon exercise of stock options with a value of $2.8 million. The acquisition was treated as a purchase for accounting purposes, and, accordingly, the assets and liabilities were recorded based on their fair values at the date of the acquisition. The purchase price allocation and the respective useful lives of the intangible assets are as follows:

                                                              ALLOCATION    LIFE
                                                              ----------   ------
Working capital.............................................   $    72
Fixed assets................................................       257
Other long-term assets......................................        13
Developed completed computer software technology............     1,900     10 yrs
Employee workforce..........................................       400      3 yrs
Goodwill....................................................     3,153     10 yrs
In-process computer software technology.....................    14,000

Amortization of intangible assets is on a straight line basis over the assets' estimated useful life. Vivid's operations are included in the condensed consolidated statements of operations from the date of acquisition.

     At the acquisition date, Vivid had one product under development that had not demonstrated technological or commercial feasibility. This product was the Vivid interactive video-on-demand integrated system. The in-process technology has no alternative use in the event that the proposed product does not prove to be feasible. This development effort falls within the definition of In-Process Research and Development ("IPR&D") contained in Statement of Financial Accounting Standards ("SFAS") No. 2 and was expensed in the quarter ended December 31, 1999 as a one-time charge.

     Consistent with the Company's policy for internally developed software, the Company determined the amounts to be allocated to IPR&D based on whether technological feasibility had been achieved and whether there was any alternative future use for the technology. As of the date of the acquisition, the Company

                CONCURRENT COMPUTER CORPORATION AND SUBSIDIARIES concluded that the IPR&D had no alternative future use after taking into consideration the potential for usage of the software in different products, resale of the software and internal usage.

     The following unaudited proforma information presents the results of operations of the Company as if the acquisition had taken place on July 1, 1998 and includes the one-time charge related to the write-off of the purchased IPR&D of $14 million in both periods:

                                                      NINE MONTHS ENDED   NINE MONTHS ENDED
                                                       MARCH 31, 1999      MARCH 31, 2000
                                                      -----------------   -----------------
Revenues............................................      $ 54,232            $ 49,980
                                                          ========            ========
Net income (loss)...................................      $(14,374)           $(22,083)
                                                          ========            ========
Basic and diluted net income (loss) per share.......      $  (0.29)           $  (0.42)
                                                          ========            ========

                          INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and
Stockholders of Vivid Technology, Inc.

     We have audited the accompanying balance sheets of Vivid Technology, Inc. (a Delaware corporation) as of December 31, 1997 and 1998, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the representation of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to in the first paragraph present fairly, in all material respects, the financial position of Vivid Technology, Inc. as of December 31, 1997 and 1998, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

------------------------------------------------------------------
BERGEY YODER SWEENEY WITTER & ROLAND PC

Certified Public Accountants

November 26, 1999

                             VIVID TECHNOLOGY, INC.

                                 BALANCE SHEETS

                                                                  YEAR ENDED
                                                                 DECEMBER 31,
                                                             ---------------------   OCTOBER 28,
                                                               1997        1998         1999
                                                             --------   ----------   -----------
                                                                                     (UNAUDITED)
                                      ASSETS
Current Assets:
  Cash and Cash Equivalents................................  $ 34,285   $1,002,043   $    76,090
  Accounts Receivable......................................   166,232       85,804       104,500
  Prepaid Expenses and Other Assets........................        --       27,515        24,834
                                                             --------   ----------   -----------
          Total Current Assets.............................   200,517    1,115,362       205,424
Property and Equipment, Net................................    52,385      149,931       257,495
Deposits...................................................        --       12,500        12,500
                                                             --------   ----------   -----------
          Total Assets.....................................  $252,902   $1,277,793   $   475,419
                                                             ========   ==========   ===========

                                   LIABILITIES
Current Liabilities:
  Convertible Debt.........................................  $     --   $       --   $   500,000
  Amount Due to Stockholder................................        --       71,564        26,490
  Accounts Payable and Accrued Expenses....................    22,459       96,209       115,417
                                                             --------   ----------   -----------
          Total Current Liabilities........................    22,459      167,773       641,907
                                                             --------   ----------   -----------
Stockholders' Equity:
  Convertible Preferred Stock, Par Value $.001; 199,387
       Shares Authorized and Outstanding at December 31,
          1998 and October 28, 1999........................        --          199           199
  Common Stock, Par Value $.001; 5,000,000 Shares
     Authorized; 600,000 Issued and Outstanding............       600          600           600
  Additional Paid in Capital...............................     1,400    1,301,204     1,301,204
  Retained Earnings (Deficit)..............................   228,443     (191,983)   (1,468,491)
                                                             --------   ----------   -----------
          Total Stockholders' Equity (Deficit).............   230,443    1,110,020      (166,488)
                                                             --------   ----------   -----------
          Total Liabilities and Stockholders' Equity.......  $252,902   $1,277,793   $   475,419
                                                             ========   ==========   ===========

              See accountant's report and the accompanying notes.

                             VIVID TECHNOLOGY, INC.

                            STATEMENTS OF OPERATIONS

                                                                             TEN-MONTH      TEN-MONTH
                                                  YEAR ENDED DECEMBER 31,   PERIOD ENDED   PERIOD ENDED
                                                  -----------------------   OCTOBER 31,    OCTOBER 28,
                                                    1997         1998           1998           1999
                                                  ---------   -----------   ------------   ------------
                                                                            (UNAUDITED)    (UNAUDITED)
Sales...........................................  $659,915    $  812,461     $ 729,143     $   642,499
Cost of Sales...................................   127,851       347,579       212,810         418,138
                                                  --------    ----------     ---------     -----------
Gross Profit....................................   532,064       464,882       516,333         224,361
Operating Expenses:
  Selling, General, and Administrative..........    24,518       179,452       139,364         705,195
  Research and Development......................   265,362       619,603       461,573         818,276
                                                  --------    ----------     ---------     -----------
          Total Operating Expenses..............   289,880       799,055       600,937       1,523,471
                                                  --------    ----------     ---------     -----------
Operating Income (Loss).........................   242,184      (334,173)      (84,604)     (1,299,110)
Other Income and (Expenses).....................    (1,468)       20,816        16,765          22,602
                                                  --------    ----------     ---------     -----------
Net Income (Loss)...............................  $240,716    $( 313,357)    $ (67,839)    $(1,276,508)
                                                  ========    ==========     =========     ===========

              See accountant's report and the accompanying notes.

                             VIVID TECHNOLOGY, INC.

                 STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                                STOCK                 STOCK     ADDITIONAL    RETAINED
                                  PREFERRED      PAR      COMMON       PAR       PAID IN      EARNINGS
                                   SHARES       VALUE     SHARES      VALUE      CAPITAL       DEFICIT        TOTAL
                                  ---------   ---------   -------   ---------   ----------   -----------   -----------
Balance at December 31, 1996
  (unaudited)...................        --      $ --      300,000     $300      $      700   $    (5,766)  $    (4,766)
Issuance of Common Stock........        --        --      300,000      300             700            --         1,000
Dividends Paid..................        --        --           --       --              --        (6,507)       (6,507)
Net Income......................        --        --           --       --              --       240,716       240,716
                                   -------      ----      -------     ----      ----------   -----------   -----------
Balance at December 31, 1997....        --        --      600,000      600           1,400       228,443       230,443
Sale of Preferred Stock.........   199,387       199           --       --       1,299,804            --     1,300,003
Dividends Paid..................        --        --           --       --              --      (107,069)     (107,069)
Net (loss)......................        --        --           --       --              --      (313,357)     (313,357)
                                   -------      ----      -------     ----      ----------   -----------   -----------
Balance at December 31, 1998....   199,387       199      600,000      600       1,301,204      (191,983)    1,110,020
Net (loss) -- unaudited.........        --        --           --       --              --    (1,276,508)   (1,276,508)
                                   -------      ----      -------     ----      ----------   -----------   -----------
Balance at October 28, 1999 --
  (unaudited)...................   199,387      $199      600,000     $600      $1,301,204   $(1,468,491)  $  (166,488)
                                   =======      ====      =======     ====      ==========   ===========   ===========

              See accountant's report and the accompanying notes.

                             VIVID TECHNOLOGY, INC.

                            STATEMENTS OF CASH FLOWS

                                                                             TEN-MONTH     TEN-MONTH
                                                                              PERIOD        PERIOD
                                                 YEAR ENDED DECEMBER 31,       ENDED         ENDED
                                                 ------------------------   OCTOBER 31,   OCTOBER 28,
                                                    1997         1998          1998          1999
                                                 ----------   -----------   -----------   -----------
                                                                            (UNAUDITED)   (UNAUDITED)
Cash Flows from Operating Activities:
  Net Income (Loss)............................  $ 240,716    $ (313,357)   $  (67,839)   $(1,276,508)
  Adjustments to Reconcile Net Income (Loss) to
     Net Cash Provided by (Used in) Operating
     Activities:
       Depreciation............................      6,096        23,065        19,960         41,085
          Decrease (Increase) in Assets:
            Accounts Receivable................   (156,135)       80,428       (60,681)       (18,696)
            Inventory..........................         --        (2,695)           --             --
            Accrued Interest...................         --       (16,437)           --             --
            Prepaid Expenses and Other
               Assets..........................         --        (8,383)      (18,300)         2,681
            Deposits...........................         --       (12,500)      (12,500)            --
          Increase (Decrease) in Liabilities:
            Accounts Payable and Accrued
               Expenses........................     11,626        69,743        63,362         19,207
            Other Current Liabilities..........         --         4,007            --             --
                                                 ---------    ----------    ----------    -----------
            Net Cash Provided by (Used in)
               Operating Activities............    102,303      (176,129)      (75,998)    (1,232,231)
Cash Flows from Investing Activities:
  Purchases of Property and Equipment..........    (54,754)     (120,611)     (104,445)      (148,649)
                                                 ---------    ----------    ----------    -----------
Cash Flows from Financing Activities:
  Net Proceeds (Payments) on Stockholder
     Loan......................................     (7,941)       71,564        72,561        (45,073)
  Proceeds from Issuance of Common Stock.......      1,000            --            --             --
  Proceeds from Issuance of Preferred Stock....         --     1,300,003     1,300,003             --
  Proceeds from Issuance of Convertible Debt...         --            --            --        500,000
  Cash Dividends Paid..........................     (6,507)     (107,069)     (107,069)            --
                                                 ---------    ----------    ----------    -----------
  Net Cash Provided by (Used in) Financing
     Activities................................    (13,448)    1,264,498     1,265,495        454,927
                                                 ---------    ----------    ----------    -----------
Net Increase (Decrease) in Cash................     34,101       967,758     1,085,052       (925,953)
Cash and Cash Equivalents, Beginning...........        184        34,285        34,285      1,002,043
                                                 ---------    ----------    ----------    -----------
Cash and Cash Equivalents, Ending..............  $  34,285    $1,002,043    $1,119,337    $    76,090
                                                 =========    ==========    ==========    ===========
Supplemental Disclosure of Cash Flow
  Information:
  Cash Payments for Interest...................  $   1,468    $       20    $       20    $        --
                                                 =========    ==========    ==========    ===========

              See accountant's report and the accompanying notes.

                             VIVID TECHNOLOGY, INC.

                         NOTES TO FINANCIAL STATEMENTS

NOTE 1.  OVERVIEW OF THE BUSINESS

     The company, which is located in Southeastern Pennsylvania, provides Video on Demand and interactive television solutions. Video on Demand is a complete system of hardware and software elements that enables cable operators to offer subscribers an information and entertainment medium including movies, on-line shopping, news, sports and classifieds through the use of a television set. The system can also provide for the management of subscriber accounts, billing systems and library content.

     Sales of the video on demand solution to date have been solely for the customers to evaluate the viability of the video on demand market and the proposed architecture prior to making a long-term investment in the unproven technology.

     Revenue has also resulted from sales of the completed interactive televisions solution and customer consultations.

     The Company contracts with customers located throughout North America, performs ongoing credit evaluations of its customers' financial condition and generally requires no collateral from its customers.

NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The summary of significant accounting policies of Vivid Technology, Inc. is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

     USE OF ESTIMATES

     Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities at the balance sheet dates and the reporting of revenues and expenses during the reporting periods, to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

     REVENUE AND COST RECOGNITION

     Computer systems sales are recorded when the earnings process is complete, typically upon shipment to customers.

     CASH AND CASH EQUIVALENTS

     Short-term investments with original maturities of 90 days or less at the date of purchase are considered cash equivalents.

     INVENTORY

     Inventory is stated at the lower of cost or market. Cost is determined on the first-in, first-out basis.

     PROPERTY AND EQUIPMENT

     Property and equipment are recorded at cost. Significant additions and betterments are capitalized while maintenance and repairs are expensed as incurred. The cost of property and equipment is depreciated over the estimated useful lives of the related assets using the straight-line method.

     Gains and losses resulting from the disposition of property and equipment are included in other income and (expenses).

                             VIVID TECHNOLOGY, INC.

     RESEARCH AND DEVELOPMENT

     Research and development expenditures are expensed as incurred.

     INCOME TAX STATUS

     The Company elected to be an S corporation for both federal and state corporate tax purposes effective September 26, 1996, its date of incorporation. In lieu of corporation income taxes, the Company's income flowed directly to its then sole stockholder and was taxed at the individual level. Accordingly, no provision or liability for corporate income taxes was included in the financial statements during the time of its S corporation status. The Company revoked its S elections effective July 31, 1998, thereby becoming subject to federal and state income taxes at the corporate level. Temporary differences between financial and income tax reporting are minor; accordingly, no deferred tax accounts have been recorded.

     FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amounts of cash and cash equivalents, accounts receivable, prepaid expenses, and other assets, accounts payable, accrued expenses and short-term debt approximate fair value because of the short maturity of these instruments.

NOTE 3.  PROPERTY AND EQUIPMENT

     The following is a summary of property and equipment:

                                                             DECEMBER 31,
                                                          ------------------   OCTOBER 28,
                                                           1997       1998        1999
                                                          -------   --------   -----------
                                                                               (UNAUDITED)
Lab Equipment...........................................  $47,682   $140,678    $270,237
Office Equipment........................................    5,609     24,855      32,435
Office Furniture........................................    5,604     13,973      25,483
                                                          -------   --------    --------
                                                           58,895    179,506     328,155
Less Accumulated Depreciation...........................   (6,510)   (29,575)    (70,660)
                                                          -------   --------    --------
                                                          $52,385   $149,931    $257,495
                                                          =======   ========    ========

     Total depreciation expense was $6,096 in 1997 and $23,065 in 1998 and $41,085 for the ten-month period ended October 28, 1999 (unaudited).

NOTE 4.  AMOUNTS DUE TO STOCKHOLDER

     At December 31, 1998 and October 28, 1999, the Company owed its sole common stockholder $71,564 and $26,490 (unaudited), respectively, which was due on demand, non-interest-bearing, and unsecured. At the time of the merger described in Note 12, the remaining balance was forgiven.

NOTE 5.  STOCKHOLDERS' EQUITY

     The Company was originally capitalized during 1996 with authorized common stock of 1,000,000 shares at a par value of $.01 per share. As of December 31, 1996, the sole stockholder held 100,000 shares, acquired at par value. During 1997, an additional 100,000 shares were issued at par value.

     During 1998 the Company effected a three-for-one stock dividend and amended its original capitalization to enable the issuance of two classes of stock, common and convertible preferred. The amount of authorized shares of common stock was increased from 1,000,000 to 5,000,000, while the par value was reduced from $.01 per share to $.001. All common share and per common share amounts have been adjusted for all periods to

                             VIVID TECHNOLOGY, INC.

reflect the re-capitalization. Total authorized shares of the new class of convertible preferred stock, entitled "Series A Preferred Stock," was 199,387 shares, a par value of $.001 per share, and a provision that called for an annual dividend of $.61 per share. Shares of the preferred stock were convertible at any time into an equal number of common shares.

     During 1998, the Company issued 199,387 shares of preferred stock at $6.52 per share. The stock was convertible at the option of the holder into common shares on a one-to-one basis, which was done in connection with the merger described in Note 12.

     OCTOBER 28, 1999 (UNAUDITED)

     All outstanding stock was exchanged as of October 28, 1999, in connection with the merger of the Company.

NOTE 6.  OFFICER'S SALARY AND DIVIDENDS

     During 1997 the president and then sole stockholder of the Company agreed to defer his salary because of cash flow considerations. The amount of salary being deferred was not specified, and there was no accrual for the expense established at December 31, 1997.

     During June 1998 the value of the forgone 1997 salary was set at $90,000, which was paid to the stockholder as a dividend. Accordingly, 1997 results do not include any expense for officer's salary.

NOTE 7.  OPERATING LEASE COMMITMENTS

     The Company leases its facility under a 37-month operating lease that expires November 30, 2001. The lease provides for monthly lease payments of $6,917 with annual increases thereto. This payment includes common area maintenance and taxes. The lease also allows for options to extend the term for an additional 24 months and to renew for an additional three years beyond that with annual increases in the monthly lease payment.

     The minimum annual rentals required under this non-cancelable lease as of December 31, 1998 are as follows:

YEAR ENDING
DECEMBER 31,
------------
1999........................................................  $ 83,199
2000........................................................    85,544
2001........................................................    80,432
                                                              --------
                                                              $249,175
                                                              ========

     Rent expense was $22,750 for 1997 and $23,331 for 1998 and $69,167
(unaudited) for the ten months ended October 28, 1999.

NOTE 8.  RETIREMENT PLAN

     The Company adopted a Salary Reduction Simplified Employee Pension Plan effective December 15, 1996. The plan covers all employees who have completed 1 month of service during the immediately preceding 5 plan years. Employees may defer a maximum of 15% of their wages up to the indexed limit. The Company matches deferrals up to 5%. Total retirement plan expense was $0 for 1997 and $7,673 for 1998.

                             VIVID TECHNOLOGY, INC.

NOTE 9.  MAJOR CUSTOMERS

     Net sales include sales to the following major customers, each of which accounted for 10% or more of the total net sales of the Company for the year.

                                                                   DECEMBER 31, 1997              DECEMBER 31, 1998
                                                              ----------------------------   ----------------------------
                                                               AMOUNT                         AMOUNT
                                                                 OF              ACCOUNTS       OF              ACCOUNTS
                          CUSTOMER                             SALES      %     RECEIVABLE    SALES      %     RECEIVABLE
                          --------                            --------   ----   ----------   --------   ----   ----------
A...........................................................  $     --     --    $    --     $333,000   40.8    $    --
B...........................................................        --     --         --      273,880   33.5         --
C...........................................................   202,895   29.9     46,200           --     --         --
D...........................................................   159,437   23.5     48,886           --     --         --
E...........................................................    80,644   11.9         --           --     --         --
                                                              --------   ----    -------     --------   ----    -------
                                                              $442,976   65.3    $95,086     $606,880   74.3    $    --
                                                              ========   ====    =======     ========   ====    =======

NOTE 10.  INCOME TAXES

     The Company has a net operating loss carryforward of $229,415 available under provisions of the Internal Revenue Code to be applied against future federal taxable income. This carryforward expires December 31, 2018. The income tax benefit of this carryforward of approximately $100,000 has been fully reserved since it is not probable that the benefit will be realized in the foreseeable future.

     The Company also has a net operating loss carryforward of $229,415 available to be applied against future Pennsylvania taxable income. This carryforward expires December 31, 2008.

NOTE 11.  STOCK BASED COMPENSATION PLANS

     The Company has an equity compensation plan under which it can issue incentive stock options, nonqualified stock options, and restricted stock to designated employees, nonemployee members of its board of directors, and key advisors. Through December 31, 1998, only nonqualified stock options had been issued under the plan.

     The options are granted at prices determined by the Company's board of directors and are to be not less than the market value of the stock on the date of grant. The options vest over a four-year period. The options did not result in compensation cost to the Company.

     A summary of the status of the options follows:

                                                                   SHARES
                                                              ----------------
                                                                 YEAR ENDED
                                                                DECEMBER 31,
                                                              ----------------
                                                               1997     1998
                                                              ------   -------
Outstanding, beginning......................................      --    93,000
Granted.....................................................  93,000    20,500
Exercised...................................................      --        --
Expired.....................................................      --        --
Forfeited...................................................      --        --
                                                              ------   -------
Outstanding, ending.........................................  93,000   113,500
                                                              ======   =======

     All of the options issued through December 31, 1998 had an exercise price of $1 per share. As of December 31, 1997 and 1998, vested shares totaled 0 and 36,250, respectively; exercisable options totaled 0 and 35,730, respectively.

                             VIVID TECHNOLOGY, INC.

NOTE 12.  SUBSEQUENT EVENTS

     CONVERTIBLE DEBT

     On September 8, 1999, the Company borrowed $500,000 and issued a convertible promissory note that gave the holder the right to convert the note into shares of the Company's preferred stock. The note was originally due September 1, 2000, along with accrued interest of 10%.

     The number of shares into which the note could be converted was based on a percentage of the original proceeds plus a percentage based on length of time the debt was outstanding. The conversion feature was exercisable upon various events, one of which was the merger of the Company. Pursuant to the merger described below, the debt was converted, resulting in the holder receiving 34,610 shares of the Company's preferred stock, which was in turn converted into an equal number of common shares.

     MERGER

     The Company entered into an agreement and plan of merger with Concurrent Computer Corporation ("Concurrent") as of October 28, 1999. The combination was structured to constitute a tax-free reorganization under applicable provisions of the Internal Revenue Code.

     Immediately prior to the merger on October 28, 1999, the holder of the convertible debt converted the note into 34,610 shares of preferred stock. All of the then outstanding 233,997 shares of preferred stock were exchanged for an equal number of shares of common stock. The shareholder then converted 100% of their share of Vivid into 2,233,689 shares of Concurrent Computer Corporation common stock. The Company's outstanding and unexercised stock options were immediately vested and exchanged for options to purchase 376,301 shares of Concurrent common stock.

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the fees and expenses, other than underwriting discounts and commissions, payable by us in connection with the issuance and distribution of the securities being registered hereunder, all of which are being paid by us. Except for the SEC registration fee, all amounts are estimates.

Securities and Exchange Commission registration fee.........  $
NASD filing fee.............................................
Transfer agents' fees.......................................
Printing and engraving expenses.............................
Legal fees and expenses.....................................
Accounting fees and expenses................................
Miscellaneous...............................................
                                                              --------
          Total.............................................  $
                                                              ========

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation -- a derivative action), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys' fees) incurred in connection with the defense or settlement of such action, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's charter, bylaws, disinterested director vote, stockholder vote, agreement or otherwise. Article XXIII of our amended and restated bylaws provides for indemnification of our directors, officers, employees and agents for expenses (including attorneys' fees), judgments or fines of any threatened, pending or completed action, suit or proceeding.

     Article 11 of our restated certificate of incorporation provides that directors shall not be liable for monetary damages resulting from a breach of their fiduciary duties, except for liability for any of the following: (1) any breach of the duty of loyalty to us and our stockholders; (2) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (3) as provided under Section 174 of the Delaware General Corporation Law (which provides that directors are personally liable for unlawful dividends or unlawful stock repurchase or redemptions); or (4) any transaction from which a director personally derived any improper personal benefit. If the Delaware General Corporation Law is amended after approval by the stockholders of Article 11 to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of any of our directors shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended from time to time. Any repeal or modification of
Article 11 shall not increase the personal liability of any of our directors for any act or occurrence taking place prior to such repeal or modification, or otherwise adversely affect any right or protection of any of our directors existing hereunder prior to the time of such repeal or modification. Reference
is also made to Section     of the Underwriting Agreement contained in Exhibit 1
hereto, indemnifying our officers and directors against certain liabilities.

     We have entered into indemnity agreements with our directors and executive officers (each, an "Indemnitee" and collectively, the "Indemnitees"). The indemnity agreements provide a contractual right to indemnification to the Indemnitees for certain expenses incurred due to actions, suits or other proceedings brought against them in their capacity as directors, officers, employees or agents of us or any of our subsidiaries.

     We maintain director and officer liability insurance policies on behalf of any person who is or was a director or officer of us or our subsidiary companies providing for insurance against any liability incurred by him or her in any such capacity or arising out of his or her status as such. The policies contain various reporting requirements and exclusions.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     On October 28, 1999, we issued 2,233,699 shares of common stock in connection with our acquisition of Vivid Technology, Inc. The common stock was issued in exchange for all of the outstanding shares of the capital stock of Vivid Technology. The issuance of such shares of common stock was made in reliance on Rule 506 promulgated under the Securities Act of 1933, as amended.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits

EXHIBIT        DESCRIPTION OF DOCUMENT
-------        -----------------------
  2.2      --  Agreement and Plan of Merger dated as of October 28, 1999 between the Registrant and Vivid Technology, Inc.
               (Incorporated by reference to the Registrant's Quarterly
               Report on Form 10-Q for the fiscal quarter ended September
               30, 1999).
  2.3      --  Registration Rights Agreement, dated as of October 28, 1999 by and among Fred Allegrezza, Gary Lauder, Robert Clasen and the Registrant. (Incorporated by reference to the
               Registrant's Quarterly Report on Form 10-Q for the fiscal
               quarter ended September 30, 1999).
  3.1      --  Restated Certificate of Incorporation of the Registrant.
               (Incorporated by reference to the Registrant's Registration
               Statement on Form S-2 (No. 33-62440)).
  3.2      --  Amended and Restated Bylaws of the Registrant. (Incorporated
               by reference to the Registrant's Quarterly Report on Form
               10-Q for the fiscal quarter ended December 28, 1996).
  4.1      --  Form of Common Stock Certificate. (Incorporated by reference to the Registrant's Annual Report on Form 10-K for the
               fiscal year ended June 30, 1992).
  4.2      --  Rights Agreement dated as of July 31, 1992 between the
               Registrant and First National Bank of Boston, as rights
               agent. (Incorporated by reference to the Registrant's
               Current Report on Form 8-K dated August 20, 1992).
  4.3      --  Warrant to purchase shares of common stock of the Registrant dated August 17, 1998 issued to Scientific-Atlanta, Inc.
               (Incorporated by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended June 30, 1998).
  5.1      --  Opinion of King & Spalding relating to the validity of shares being registered.*
 10.1      --  1991 Restated Stock Option Plan (as amended as of October
               30, 1997). (Incorporated by reference the Registrant's
               Quarterly Report on Form 10-Q for the fiscal quarter ended
               December 31, 1997).
 10.2      --  Form of Employment Agreement between the Registrant and its executive officers. (Incorporated by reference to of the
               Registrant's Annual Report on Form 10-K for the fiscal year ended June 30, 1991).
 10.3      --  Employment Agreement dated as of March 25, 1996 between the
               Registrant and E. Courtney Siegel. (Incorporated by
               reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended June 30, 1996).

EXHIBIT        DESCRIPTION OF DOCUMENT
-------        -----------------------
 10.4      --  Amendment to Employment Agreement dated as of January 1,
               1999 between the Registrant and E. Courtney Siegel.
               (Incorporated by reference to the Registrant's Quarterly
               Report on Form 10-Q for the fiscal quarter ended March 31,
               1999).
 10.5      --  Amended and Restated Employment Agreement dated as of
               December 6, 1999 between the Registrant and Daniel S.
               Dunleavy. (Incorporated by reference to the Registrant's
               Quarterly Report on Form 10-Q for the fiscal quarter ended
               December 31, 1999).
 10.6      --  Amended and Restated Employment Agreement dated as of
               November 15, 1999 between the Registrant and Steve G.
               Nussrallah. (Incorporated by reference to the Registrant's
               Quarterly Report on Form 10-Q for the fiscal quarter ended
               December 31, 1999).
 10.7      --  Employment Agreement dated as of October 28, 1999 between the Registrant and Steven R. Norton. (Incorporated by
               reference to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 1999).
 10.8      --  Form of Incentive Stock Option Agreement between the
               Registrant and its executive officers. (Incorporated by
               reference to the Registrant's Registration Statement on Form
               S-1. (No. 33-45871)).
 10.9      --  Form of Non-Qualified Stock Option Agreement between the
               Registrant and its executive officers. (Incorporated by
               reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended June 30, 1997).
 10.10     --  Sublicensing Agreement between the Registrant and AT&T
               Information Systems. (Incorporated by reference to the
               Registrant's Registration Statement on Form S-2 (No.
               33-62440)).
 10.11     --  Amended and Restated Loan and Security Agreement dated March
               1, 1998 between the Registrant and Foothill Capital
               Corporation. (Incorporated by reference to the Registrant's
               Quarterly Report on Form 10-Q for the fiscal quarter ended
               March 31, 1998).
 16.1      --  Letter regarding change in certifying accountant.
               (Incorporated by reference to the Registrant's Current
               Report on Form 8-K dated November 4, 1999).
 23.1      --  Consent of KPMG LLP.
 23.2      --  Consent of Bergey Yoder Sweeny Witter & Roland PC.
 23.3      --  Consent of King & Spalding (contained in Exhibit 5.1
               hereto).*
 24        --  Power of Attorney (see signature page hereto).

---------------

* To be filed by amendment.

ITEM 17.  UNDERTAKINGS

     (a) The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933.

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

     provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) above do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in the periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) The undersigned registrant hereby undertakes that:

          (1) For the purpose of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions in Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes to supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer, the transactions by the underwriters during the subscription period, the amount of unsubscribed securities to be purchased by the underwriters, and the terms of any subsequent reoffering thereof. If any public offering by the underwriters is to be made in terms differing from those set forth on the cover page of the prospectus, a post-effective amendment will be filed to set forth the terms of such offering.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Atlanta, State of Georgia on June 9, 2000.

                                          CONCURRENT COMPUTER CORPORATION

                                          By:    /s/ STEVE G. NUSSRALLAH
                                            ------------------------------------
                                                    Steve G. Nussrallah
                                               President and Chief Executive
                                                           Officer

                               POWER OF ATTORNEY

     We, the undersigned directors and officers of Concurrent Computer Corporation do hereby constitute and appoint Steve G. Nussrallah and Steven R. Norton, and each or either of them, our true and lawful attorneys-in-fact and agents, to do any and all acts and things in our names and on our behalf in our capacities as directors and officers and to execute any and all instruments for us and in our name in the capacities indicated below, which said attorneys and agents, or any of them, may deem necessary or advisable to enable said Corporation to comply with the Securities Act of 1933 and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with this registration statement, or any registration statement for this offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, including specifically, but without limitation, power and authority to sign for us or any of us in our names in the capacities indicated below, any and all amendments (including post-effective amendments) hereto; and we do hereby ratify and confirm all that said attorneys and agents, or any of them, shall do or cause to be done by virtue thereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the
capacities indicated on this                day of                2000.

                      SIGNATURE                                            TITLE
                      ---------                                            -----

               /s/ STEVE G. NUSSRALLAH                 President, Chief Executive Officer and
-----------------------------------------------------    Director
                 Steve G. Nussrallah

                /s/ STEVEN R. NORTON                   Executive Vice President and Chief Financial
-----------------------------------------------------    Officer (principal financial and accounting
                  Steven R. Norton                       officer)

                /s/ MORTON E. HANDEL                   Chairman of the Board and Director
-----------------------------------------------------
                  Morton E. Handel

               /s/ MICHAEL A. BRUNNER                  Director
-----------------------------------------------------
                 Michael A. Brunner

               /s/ BRUCE N. HAWTHORNE                  Director
-----------------------------------------------------
                 Bruce N. Hawthorne

                /s/ C. SHELTON JAMES                   Director
-----------------------------------------------------
                  C. Shelton James

                      SIGNATURE                                            TITLE
                      ---------                                            -----

              /s/ RICHARD P. RIFENBURGH                Director
-----------------------------------------------------
                Richard P. Rifenburgh

               /s/ E. COURTNEY SIEGEL                  Director
-----------------------------------------------------
                 E. Courtney Siegel